UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On March 10, 2026, Korea Electric Power Corporation (“KEPCO”) filed its audit report for the fiscal year 2025 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS), and, on March 12, 2026, KEPCO amended and restated its audit report filed on March 10, 2026 as attached. The financial statements in such report have not been approved by the shareholders of KEPCO and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: March 13, 2026

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated financial statements

December 31, 2025

(With independent auditor’s report thereon)

Independent auditor’s report

(English translation of a report originally issued in Korean)

To the Board of Directors and Shareholders of

Korea Electric Power Corporation

Opinion

We have audited the consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2025, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, including material accounting polies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Group’s Internal Control Over Financial Reporting (“ICFR”) for consolidation purposes as of December 31, 2025 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 10, 2026 expressed an unmodified opinion on the effectiveness of the Group’s ICFR for consolidation purposes.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

•	Impairment of property, plant and equipment in the cash-generating unit related to electricity sales.

The Group’s property, plant and equipment (“PP&E”) amounted to KRW 187,751,538 million as of December 31, 2025, which included PP&E in the cash-generating unit (“CGU”) related to electricity sales. As discussed in Note 3.(18) to the consolidated financial statements, the Group performed impairment assessment for the CGU by comparing the carrying amount of the CGU with its estimated value-in-use (“VIU”) amount.

We identified the evaluation of impairment of PP&E in the CGU related to electricity sales as a key audit matter. Specifically, the determination of unit sales prices and the discount rate used by management in estimating VIU of the CGU involved a high degree of subjectivity and uncertainty. A minor change in unit sales prices or the discount rate may have a material impact on the impairment of the CGU. Consequently, evaluating the reasonableness of these key assumptions required subjective and complex auditor judgments.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of the VIU of the CGU, including controls over management’s review of the determination of unit sales prices and the discount rate.

•	We performed sensitivity analysis as a risk assessment procedure on unit sales prices, and the discount rate to evaluate the impact of changes in these assumptions on the VIU of the CGU.

•	We assessed the unit sales prices assumptions by comparing them to those used in budgets as approved by the board of directors and historical tariff rates policy measures adopted by the government.

•	We compared the estimated unit sales price prepared in prior year with the current year’s actual results to assess the Group’s ability to accurately forecast.

•

We involved valuation professionals with specialized skills and knowledge, who assisted in: (1) assessing the reasonableness of the unit sales prices assumptions by performing comparing them to government-approved tariff framework, historical tariff changes, and relevant external market data, and (2) evaluating the appropriateness of the discount rate by independently developing a discount rate using publicly available market information and comparing it to the rate used by management.

•	Evaluation of Provision for Decommissioning Cost - Nuclear Plants.

As discussed in Note 3.(20) and Note 26 to the consolidated financial statements, the Group recognized a provision for decommissioning cost - Nuclear plants of KRW 24,176,898 million as of December 31, 2025. The Group measures the provision at the present value of the estimated future decommissioning costs.

We identified the evaluation of provisions for decommissioning cost - Nuclear plants as a key audit matter. Specifically, the determination of the discount rate and the inflation rate used by management in measuring the present value of the provision involved a high degree of subjectivity and uncertainty. A minor change in either the discount rate or the inflation rate may have a material impact on the measurement of the provision. Consequently, evaluating the discount rate and the inflation rate assumptions required subjective and complex auditor judgment.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the provision for decommissioning cost - Nuclear plants, including controls over management’s review of the determination of the discount rate and the inflation rate.

•	We performed sensitivity analysis as a risk assessment procedure on the discount rate and inflation rate to evaluate the impact of changes in these assumptions on the measurement of the provision.

•

We involved valuation professionals with specialized skills and knowledge, who assisted in: (1) assessing the long-term market interest rate for discounting the provision by evaluating its consistency with the expected timing and duration of future decommissioning cash outflows, and (2) evaluating the discount rate and inflation rate assumptions used by management by comparing them to publicly available long-term market data.

Other Matters

The consolidated financial statements of the Group as of and for the year ended December 31, 2024, were audited by another auditor who expressed an unmodified opinion on those statements on March 11, 2025.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jung Soo Lee.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position

As of December 31, 2025 and 2024

In millions of won	Note	2025		2024
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	2,240,811	2,382,979
Current financial assets, net	5,6,9,11,12,13,45,47		4,250,164	3,494,717
Trade and other receivables, net	5,8,20,24,45,46,47		12,618,480	12,216,216
Inventories, net	14		10,152,724	9,769,236
Current income tax assets	41		91,579	78,495
Current non-financial assets	15		1,361,630	1,267,914
Assets held-for-sale	16,42		—	45,648

Total current assets			30,715,388	29,255,205

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		4,565,561	4,945,990
Non-current trade and other receivables, net	5,8,20,45,46,47		3,124,185	3,157,409
Property, plant and equipment, net	4,18,24,27,49		187,751,538	182,982,763
Investment properties, net	4,19,27		238,772	228,984
Goodwill, net	4,16		99,303	99,179
Intangible assets other than goodwill, net	4,21,27,46		1,001,295	1,046,918
Investments in associates	4,17		6,851,456	6,704,754
Investments in joint ventures	4,17		6,512,332	4,581,340
Defined benefit assets, net	25		104,344	40,425
Deferred tax assets	41		12,950,032	13,436,624
Non-current non-financial assets	4,15		1,013,251	328,204

Total non-current assets			224,212,069	217,552,590

Total assets	4	~~W~~	254,927,457	246,807,795

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position, Continued

As of December 31, 2025 and 2024

In millions of won	Note	2025		2024
Liabilities
Current liabilities
Trade and other payables	5,22,24,45,47	~~W~~	8,621,671	9,411,315
Current financial liabilities	5,12,23,45,47		45,939,089	44,465,866
Current income tax liabilities	41		1,571,143	970,496
Current non-financial liabilities	20,28,29		6,805,171	6,327,141
Current provisions	26,45		4,170,243	2,793,971

Total current liabilities			67,107,317	63,968,789

Non-current liabilities
Non-current trade and other payables	5,22,24,45,47		4,028,808	4,609,241
Non-current financial liabilities	5,12,23,45,47		83,995,702	88,352,359
Non-current non-financial liabilities	28,29		13,726,159	13,281,520
Employee benefits liabilities, net	25,45		1,381,852	1,451,547
Deferred tax liabilities	41		6,500,975	5,944,472
Non-current provisions	26,45		28,863,700	27,837,034

Total non-current liabilities			138,497,196	141,476,173

Total liabilities	4	~~W~~	205,604,513	205,444,962

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			567,469	—
Unappropriated retained earnings			26,328,205	18,523,337

			28,500,584	20,128,247

Other components of equity	34
Other capital surplus			1,566,635	1,600,812
Accumulated other comprehensive income			1,340,560	1,424,014
Other equity			12,708,585	12,708,585

			15,615,780	15,733,411

Equity attributable to owners of the controlling company			48,169,942	39,915,236
Non-controlling interests	16,33		1,153,002	1,447,597

Total equity		~~W~~	49,322,944	41,362,833

Total liabilities and equity		~~W~~	254,927,457	246,807,795

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income

For each of the two years in the period ended December 31, 2025

In millions of won, except per share information	Note	2025		2024
Sales	4,35,45,47
Sale of goods	2	~~W~~	95,167,797	91,018,712
Sales of services			726,096	710,445
Sales of construction services	20		673,693	849,108
Revenue related to transfer of assets from customers	28		861,760	820,631

			97,429,346	93,398,896

Cost of sales	14,25,43,47
Cost of sales of goods			(77,593,597)	(80,221,013)
Cost of sales of services			(671,334)	(557,261)
Cost of sales of construction services			(2,439,881)	(1,185,886)

			(80,704,812)	(81,964,160)

Gross profit			16,724,534	11,434,736
Selling and administrative expenses	25,36,43,47		(3,233,977)	(3,070,026)

Operating profit	4		13,490,557	8,364,710
Other income	37		425,303	477,354
Other expenses	37		(243,387)	(465,688)
Other gains, net	38		338,973	84,884
Finance income	5,12,39		2,038,143	3,448,177
Finance expenses	5,12,40		(5,038,751)	(7,535,228)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share of profit of associates and joint ventures			807,419	937,959
Gain on disposal of investments in associates and joint ventures			3,880	186,066
Reversal of impairment loss on investments in associates and joint ventures			—	10,527
Gain on disposal of investments in subsidiaries			27	98
Share of loss of associates and joint ventures			(206,743)	(182,507)
Loss on disposal of investments in associates and joint ventures			—	(650)
Loss on impairment of investments in associates and joint ventures			—	(69,173)
Loss on disposal of investments in subsidiaries			(28,491)	—

			576,092	882,320

Profit before income tax			11,586,930	5,256,529
Income tax expense	41		(2,920,274)	(1,634,561)

Profit for the year		~~W~~	8,666,656	3,621,968

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income, Continued

For each of the years in the two-year period ended December 31, 2025

In millions of won, except per share information	Note	2025		2024
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans	25,31	~~W~~	(27,437)	(296,135)
Share of other comprehensive loss of associates and joint ventures	31		(5,944)	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income	34		143,886	100,759
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		34,663	11,870
Foreign currency translation of foreign operations	34		(32,608)	164,628
Share of other comprehensive income (loss) of associates and joint ventures	34		(257,793)	654,225

Other comprehensive income (loss) for the year			(145,233)	629,001

Total comprehensive income for the year		~~W~~	8,521,423	4,250,969

Profit attributable to:
Owners of the controlling company	44	~~W~~	8,544,918	3,491,698
Non-controlling interests			121,738	130,270

		~~W~~	8,666,656	3,621,968

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	8,425,621	4,070,175
Non-controlling interests			95,802	180,794

		~~W~~	8,521,423	4,250,969

Earnings per share (in won)	44
Basic and diluted earnings per share		~~W~~	13,311	5,439

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity

For each of the two years in the period ended December 31, 2025

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income for the period
Profit for the period		—	3,491,698	—	3,491,698	130,270	3,621,968
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(281,761)	—	(281,761)	(14,374)	(296,135)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(6,346)	—	(6,346)	—	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	100,759	100,759	—	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,976	11,976	(106)	11,870
Foreign currency translation of foreign operations, net of tax		—	—	99,624	99,624	65,004	164,628
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	654,225	654,225	—	654,225
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(126,900)	(126,900)
Additional paid-in capital and others		—	—	—	—	(1,819)	(1,819)
Equity transaction within the consolidated entity		—	—	18	18	(13,878)	(13,860)
Changes in consolidation scope		—	—	—	—	9	9
Dividends paid for hybrid bonds		—	—	—	—	(10,316)	(10,316)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of December 31, 2024	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity, Continued

For each of the two years in the period ended December 31, 2025

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2025	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the period
Profit for the period		—	8,544,918	—	8,544,918	121,738	8,666,656
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(29,899)	—	(29,899)	2,462	(27,437)
Share of other comprehensive income of associates and joint ventures, net of tax		—	(5,944)	—	(5,944)	—	(5,944)
Net change in fair value of financial assets at fair value through other comprehensive income (loss), net of tax		—	—	143,888	143,888	(2)	143,886
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	35,483	35,483	(820)	34,663
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	(5,032)	(27,576)	(32,608)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	(257,793)	(257,793)	—	(257,793)
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(136,738)	—	(136,738)	(76,443)	(213,181)
Additional paid-in capital and others		—	—	(855)	(855)	882	27
Equity transaction within the consolidated entity		—	—	(33,322)	(33,322)	(82,564)	(115,886)
Changes in consolidation scope		—	—	—	—	(144)	(144)
Dividends paid for hybrid bonds		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bond		—	—	—	—	(230,000)	(230,000)

Balance as of December 31, 2025	~~W~~	4,053,578	28,500,584	15,615,780	48,169,942	1,153,002	49,322,944

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows

For each of the two years in the period ended December 31, 2025

In millions of won	2025		2024
Cash flows from operating activities
Profit for the year	~~W~~	8,666,656	3,621,968

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expenses		2,920,274	1,634,561
Depreciation		13,630,181	13,833,788
Amortization		158,610	163,567
Retirement benefit expenses		484,224	427,980
Bad debt expense		83,001	60,309
Interest expense		4,339,560	4,665,095
Loss on disposal of financial assets		3,525	434
Loss on disposal of property, plant and equipment		112,692	112,018
Loss on abandonment of property, plant and equipment		122,368	195,697
Loss on impairment of property, plant and equipment		14,262	11,240
Loss on impairment of intangible assets		8,439	902
Loss on disposal of intangible assets		13	111
Increase in provisions, net		3,492,316	1,762,526
Loss (Gain) on foreign currency translation, net		(407,106)	2,366,830
Gain on valuation of financial assets at fair value through profit or loss		(133,082)	(83,408)
Loss on valuation of financial assets at fair value through profit or loss		24,983	14,247
Gain on derivatives		(52,685)	(2,406,368)
Gain on valuation of investments in associates and joint ventures, net		(600,675)	(755,452)
Gain on disposal of financial assets		(58,115)	(45,493)
Reversal of impairment loss on intangible assets		(42)	—
Gain on disposal of property, plant and equipment		(285,525)	(85,990)
Gain on disposal of intangible assets		(18)	(41)
Gain on disposal of associates and joint ventures		(3,880)	(186,066)
Loss on disposal of associates and joint ventures		—	650
Loss on impairment investments in associates and joint ventures		—	69,173
Reversal of impairment loss on investments in associates and joint ventures		—	(10,527)
Gain on disposal of subsidiaries		(27)	(98)
Loss on disposal of subsidiaries		28,491	—
Interest income		(440,386)	(467,525)
Dividends income		(26,137)	(70,601)
Others, net		(422,833)	(76,125)

		22,992,428	21,131,434

Changes in working capital:
Trade receivables		(436,841)	2,702
Non-trade receivables		76,882	(191,526)
Accrued income		325,716	(189,995)
Other receivables		97,299	101,042
Other current assets		(713,475)	(656,588)
Inventories		(1,566,800)	(1,412,713)
Other non-current assets		(165,996)	108,625
Trade payables		(957,469)	109,214
Non-trade payables		(498,552)	(97,540)
Accrued expenses		(343,879)	(508,199)
Other current liabilities		642,339	(2,261,294)
Other non-current liabilities		365,255	2,892,947
Investments in associates and joint ventures (dividends received)		346,203	364,287
Provisions		(1,840,454)	(1,588,396)
Payments of employee benefit obligations		(362,044)	(208,248)
Plan assets		(350,970)	(254,763)

	~~W~~	(5,382,786)	(3,790,445)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows, Continued

For each of the two years in the period ended December 31, 2025

In millions of won	2025		2024
Cash generated from operating activities	~~W~~	26,276,298	20,962,957
Dividends received		26,137	12,243
Interest paid		(4,393,329)	(4,697,442)
Interest received		304,166	390,671
Income taxes paid		(1,333,118)	(792,313)

Net cash flows provided by operating activities		20,880,154	15,876,116

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		14,436	236,624
Acquisition of investments in associates and joint ventures		(2,096,355)	(451,813)
Proceeds from disposals of property, plant and equipment		467,623	402,603
Acquisition of property, plant and equipment		(15,834,139)	(14,216,037)
Proceeds from disposals of intangible assets		4,606	428
Acquisition of intangible assets		(103,490)	(91,851)
Proceeds from disposals of financial assets		3,677,329	2,615,341
Acquisition of financial assets		(4,341,542)	(2,536,994)
Increase in loans		(376,811)	(172,849)
Collection of loans		413,027	226,935
Increase in deposits		(161,923)	(154,503)
Decrease in deposits		143,226	152,803
Proceeds from disposals of assets held-for-sale		40,047	28,727
Receipt of government grants		25,019	59,503
Net cash outflows from changes in consolidation scope		(3,062)	(2,740)
Other cash outflows from investing activities, net		(313,444)	(189,284)

Net cash flows used in investing activities		(18,445,453)	(14,093,107)

Cash flows from financing activities
Proceeds (Repayment) of short-term borrowings, net		948,196	(1,536,401)
Proceeds from long-term borrowings		1,769,770	2,795,823
Proceeds from debt securities		23,093,711	20,476,245
Repayment of long-term borrowings		(1,211,324)	(654,581)
Repayment of debt securities		(26,541,349)	(24,687,409)
Payment of lease liabilities		(549,651)	(612,828)
Settlement of derivative instruments, net		621,571	545,483
Change in non-controlling interests		(57,759)	(35,986)
Repayment of hybrid bond		(230,000)	—
Dividends paid for hybrid bond		(2,128)	(10,316)
Dividends paid		(216,780)	(126,903)
Other cash outflows from financing activities, net		(258,858)	(2,428)

Net cash flows used in financing activities		(2,634,601)	(3,849,301)

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(199,900)	(2,066,292)
Effect of exchange rate fluctuations on cash held		57,732	106,384

Net decrease in cash and cash equivalents		(142,168)	(1,959,908)
Cash and cash equivalents as of January 1, 2025 and 2024		2,382,979	4,342,887

Cash and cash equivalents as of December 31, 2025 and 2024	~~W~~	2,240,811	2,382,979

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2025 and 2024

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2025, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares (in shares)	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 143,869,288 shares (22.41%) as of December 31, 2025.

In accordance with the Restructuring Plan enacted on January 21, 1999, by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 26, 2026, which will be submitted for final approval at the shareholders’ meeting held on March 25, 2026.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audit of Stock companies in the Republic of Korea. The accompanying consolidated financial statements have been translated into English from Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won”, “~~W~~” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment, intangible assets other than goodwill at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the present value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined by using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the estimated volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, etc. Unbilled revenue recognized as of December 31, 2025 and 2024 are ~~W~~2,573,914 million and ~~W~~2,492,898 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Group has applied the following new accounting standards and amendments for their annual reporting period commencing January 1, 2025. The amendment has no significant impact on the Group’s consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.

Amendments to KIFRS 1021 “lack of Exchangeability”

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments require disclosure of information that enables users of financial statements to understand the risk and impact of a currency not being exchangeable, or is expected to affect, an entity’s financial performance, financial position, and cash flows. The amendments apply to annual reporting periods beginning on or after January 1, 2025.

This amendment has no significant impact on the consolidated financial statements.

Amendments to KIFRS 1117 “Insurance Contracts” - Disclosure of Estimation Techniques for Inputs Used in Measuring Insurance Contracts

The amendments to KIFRS 1117, “Insurance Contracts,” are effective for reporting periods ending on or after December 31, 2025. These amendments address situations where an entity may be required to follow principled estimation techniques prescribed by insurance-related laws and regulations in the absence of sufficient historical data or experience for its insurance products.

If the estimation techniques used by an entity to measure insurance contracts differ from the principled estimation techniques required by such regulations, and if this information is deemed relevant and material to the users of the financial statements, the following disclosures are required:

•

The estimation techniques for inputs used based on significant judgment and the basis for such judgment, as well as the details of any differences from the principled estimation techniques required by the regulations; and

•

The impact on the estimates of future cash flows, contractual service margin (CSM), insurance revenue, and insurance service expenses, had the principled estimation techniques required by the regulations been applied.

These amendments will remain in effect through the reporting periods including December 31, 2029. This amendment has no significant impact on the consolidated financial statements.

(6)	New accounting standards and interpretations not yet adopted

The following are the major new and amended accounting standards and interpretations that have been issued but are not yet effective for the fiscal year beginning on January 1, 2025, and have not been early adopted by the Group:

Amendments to KIFRS 1109, “Financial Instruments” and KIFRS 1107, “Financial Instruments: Disclosures”—Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 and KIFRS 1107 regarding the classification and measurement of financial instruments include the following:

•

Clarification that a financial liability is derecognized on the settlement date, and the introduction of an accounting policy choice to derecognize financial liabilities settled through electronic payment systems before the settlement date if specific criteria are met;

•	Additional guidance on assessing the contractual cash flow characteristics of financial assets with ESG or similar features;

•	Clarification of the characteristics of non-recourse features and contractually linked instruments; and

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted, continued

•

Introduction of new disclosure requirements for financial instruments with contingent features and additional disclosures for equity instruments measured at fair value through other comprehensive income (FVOCI).

These amendments are effective for reporting periods beginning on or after January 1, 2026, with early adoption permitted. Entities may choose to early adopt only the amendments related to the classification of financial assets and the corresponding disclosures. The Group does not plan to early adopt these amendments.

Annual Improvements to KIFRS Accounting Standards - Volume 11

Annual Improvements to KIFRS Volume 11 were issued to enhance consistency among accounting standards and clarify ambiguous requirements. The key improvements include:

•	KIFRS 1101, “First-time Adoption of KIFRS”: Hedge accounting by a first-time adopter;

•	KIFRS 1107, “Financial Instruments: Disclosures”: Gain or loss on derecognition and implementation guidance;

•	KIFRS 1109, “Financial Instruments”: Derecognition of lease liabilities and the definition of transaction price;

•	KIFRS 1110, “Consolidated Financial Statements”: Determination of a “de facto” agent; and

•	KIFRS 1007, “Statement of Cash Flows”: Cost method.

These amendments are effective for reporting periods beginning on or after January 1, 2026, with early adoption permitted. If an entity early adopts these amendments, it must disclose that fact. The Group does not expect these amendments to have a material impact on its consolidated financial statements.

Amendments to KIFRS 1109, “Financial Instruments” and KIFRS 1107, “Financial Instruments: Disclosures” - Contracts for Renewable Electricity

The amendments to KIFRS 1109 and KIFRS 1107 regarding contracts for renewable electricity (nature-dependent electricity) include the following:

•	Clarification of the “own-use” requirement for contracts within the scope;

•	Amendments to the requirements for designating the hedged item in a cash flow hedge relationship for contracts within the scope; and

•	New disclosure requirements to enable investors to understand the impact of such contracts on the entity’s financial performance and cash flows.

These amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. Amendments regarding the “own-use” exception must be applied retrospectively, while amendments related to hedge accounting are to be applied prospectively to new hedge relationships designated after the date of initial application. The Group does not expect these amendments to have a material impact on its consolidated financial statements.

KIFRS 1118, “Presentation and Disclosure in Financial Statements”

KIFRS 1118, which replaces KIFRS 1001, “Presentation of Financial Statements,” has been issued. KIFRS 1118 introduces new requirements for the statement of profit or loss, including specific totals and subtotals. Entities are required to classify all income and expenses into one of five categories: operating, investing, financing, income taxes, and discontinued operations.

The standard also requires disclosure of “Management-defined Performance Measures” (MPMs) and includes new requirements for aggregating and disaggregating financial information based on identified “roles” of the primary financial statements and the notes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted, continued

Furthermore, narrow-scope amendments were made to KIFRS 1007, “Statement of Cash Flows,” such as changing the starting point for calculating operating cash flows under the indirect method from net income to operating profit or loss and removing options for the classification of cash flows arising from interest and dividends.

KIFRS 1118 and related amendments are effective for reporting periods beginning on or after January 1, 2027, with retrospective application required upon initial adoption. The Group is currently assessing the impact of these amendments on its consolidated financial statements. Significant changes expected upon initial application include:

•	Foreign exchange differences will be classified in the same category as the income and expenses of the items that generated them;

•	New disclosures will be added, including:

•	Management-defined Performance Measures (MPMs);

•	Expenses by nature for specific items when expenses are presented by function in the operating category; and

•	A reconciliation between the amounts presented under KIFRS 1118 and the amounts that would have been presented under KIFRS 1001.

•	In the statement of cash flows, interest received and interest paid will be classified as investing and financing activities, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of the Group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the current year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 Income Taxes and KIFRS 1019 Employee Benefits, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 Non-current Assets Held for Sale are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 Financial Instruments, or with KIFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 Non-current Assets Held for Sale, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 Financial Instruments unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 Investments in Associates and Joint Ventures are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value-in-use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Group determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 Investment in Associates and Joint Ventures (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 Non-current Assets Held for Sale.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill arises from a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) that is expected to benefit from the synergies arising from the business acquired.

The Group performs impairment assessment for CGUs to which goodwill is allocated at the end of each reporting period and more frequently if an indication that the CGU may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation), in accordance with KIFRS 1115. The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 95.46% of consolidated revenue for the year ended December 31, 2025.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to variability in the consideration received from customers due to the progressive electricity tariff system, government-mandated discounts, penalties, late-payment charges, and other factors. The Group estimates variable consideration using the expected value method, under which the Group can better predict the amount of consideration to which the Group will be entitled. The estimated variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the related uncertainty is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

(iv)	Adoption of cost pass-through tariff system

The Group amended its basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. In accordance with this amendment, the cost pass-through tariff system has been applied to the electricity rate after January 1, 2021. The Group has assessed that the adoption of the new system did not affect the existing accounting policies, including revenue from contracts with customers.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

(b) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary items that are measured at fair value in foreign currencies are retranslated to the functional currency at the exchange rate at the date that the fair value was determined, while non-monetary items that are measured in terms of historical cost in foreign currencies shall not be retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (if applicable, in non-controlling interest).

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the controlling interests shall be reclassified from equity to profit or loss (as a reclassification adjustment). The cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the non-controlling interests shall be derecognized, but shall not be reclassified to profit or loss.

On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. And such exchange differences shall be recognized in equity.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Retirement benefit expenses

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	1 ~ 34
Vehicles	3 ~ 5
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	3 ~ 30

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, is depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4 ~ 30	Straight line
Industrial rights	5 ~ 30	Straight line
Development expenses	5	Straight line
Leasehold rights	8	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	-	Unit of production

Mining right is amortized using the unit-of-production method to reflect the pattern in which the asset’s economic benefits are consumed.

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Act on the Allocation and Trading of Greenhouse Gas Emissions Permits of the Republic of Korea, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

The Group determined that there were indications of impairment for the cash-generating unit (CGU) related to electricity sales, as the carrying amount of net assets exceeded the market capitalization. Accordingly, an impairment assessment was conducted for the CGU. The Group estimated the value-in-use based on discounted cash flow forecasts, applying key assumptions such as the discount rate, future sales volume estimates, sales price, and costs of electricity purchased. As a result of the impairment assessment, the recoverable amount exceeded the carrying amount of the CGU.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the present value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The discount rate applied to measure the decommissioning provision is based on a long-term market interest rate that reflects the expected timing and duration of future decommissioning cash outflows. In determining this rate, the Company also considers publicly available long term interest rate information, including historical long term rate patterns, given the long-term nature of nuclear decommissioning obligations.

Regarding inflation rate that is used to measure future cash outflows, the Company considers historical published consumer price index and their representativeness for future periods when the cash flows for decommissioning activities are expected to occur.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the estimated payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Business model	Cash flow characteristics
	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the table below.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 Revenue from Contracts with Customers.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

A derivative embedded in a hybrid contract, with a financial liability host or host not in the scope of KIFRS 1109, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income. However, changes in the fair value of hedging instrument and hedged item of equity instruments for which changes in fair value have been elected to be presented in other comprehensive income at the time of initial recognition are recognized in other comprehensive income.

If a hedging relationship no longer meets the objective of the hedge effectiveness related to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the hedge ratio of the hedging relationship should be rebalanced so that the hedging relationship again meets the criteria. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in finance income and expense.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision maker of the Group for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments classified in accordance with KIFRS 1108 are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss), which is the measure for segment profit or loss, is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the two years in the period ended December 31, 2025, respectively, is as follows:

In millions of won
For the year ended December 31, 2025
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	95,536,165	2,323,115	93,213,050	8,540,000	4,544,891	93,656	2,628,600	364,660
Electric power generation (Nuclear)		15,346,722	14,980,918	365,804	2,478,392	4,898,189	85,585	796,273	(8,974)
Electric power generation (Non-nuclear)		28,710,970	26,182,963	2,528,007	2,141,000	4,119,191	43,902	667,916	220,330
Plant maintenance & engineering service		3,325,786	2,768,349	557,437	307,661	171,000	27,684	5,613	76
Others		2,200,702	1,435,654	765,048	99,277	236,282	249,422	327,450	—
Consolidation adjustments		(47,690,999)	(47,690,999)	—	(75,773)	(180,762)	(59,863)	(86,292)	—

	~~W~~	97,429,346	—	97,429,346	13,490,557	13,788,791	440,386	4,339,560	576,092

In millions of won
For the year ended December 31, 2024

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	91,646,581	2,217,014	89,429,567	3,166,658	4,368,806	86,889	2,946,080	578,973
Electric power generation (Nuclear)		13,447,880	13,118,098	329,782	1,577,798	5,182,841	72,760	786,491	(20,548)
Electric power generation (Non-nuclear)		31,563,589	29,186,796	2,376,793	2,805,997	4,252,872	67,835	704,678	138,347
Plant maintenance & engineering service		3,266,873	2,765,640	501,233	405,389	164,749	26,262	7,144	185,548
Others		2,283,458	1,521,937	761,521	60,344	218,505	271,709	336,718	—
Consolidation adjustments		(48,809,485)	(48,809,485)	—	348,524	(190,418)	(57,930)	(116,016)	—

	~~W~~	93,398,896	—	93,398,896	8,364,710	13,997,355	467,525	4,665,095	882,320

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of December 31, 2025 and 2024 is as follows:

In millions of won
As of December 31, 2025
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	144,616,479	8,606,616	9,077,814	118,045,718
Electric power generation (Nuclear)		76,378,365	169,728	2,532,322	49,741,461
Electric power generation (Non-nuclear)		63,352,471	4,585,612	4,634,208	35,395,912
Plant maintenance & engineering service		4,363,345	1,832	202,142	1,346,629
Others		17,125,478	—	254,262	6,885,650
Consolidation adjustments		(50,908,681)	—	(111,689)	(5,810,857)

	~~W~~	254,927,457	13,363,788	16,589,059	205,604,513

In millions of won
As of December 31, 2024
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	139,472,103	6,839,513	8,417,992	120,083,068
Electric power generation (Nuclear)		72,508,359	171,956	2,629,626	47,082,862
Electric power generation (Non-nuclear)		66,834,569	4,272,928	3,862,287	36,363,754
Plant maintenance & engineering service		4,522,610	1,697	160,978	1,508,112
Others		14,977,126	—	195,451	7,073,716
Consolidation adjustments		(51,506,972)	—	(185,981)	(6,666,550)

	~~W~~	246,807,795	11,286,094	15,080,353	205,444,962

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	For the year ended December 31, 2025		For the year ended December 31, 2024	As of December 31, 2025	As of December 31, 2024
Domestic	~~W~~	96,294,769	92,107,468	196,736,382	191,214,679
Overseas (*1)		1,134,577	1,291,428	6,731,565	4,757,463

	~~W~~	97,429,346	93,398,896	203,467,947	195,972,142

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the two years in the period ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

5.	Classification of Financial Instruments

(1)	The classification of financial assets as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,240,811	—	2,240,811
Current financial assets
Current financial assets at fair value through profit or loss		1,299,027	—	—	—	1,299,027
Current financial assets at amortized cost		—	—	21,663	—	21,663
Current derivative assets		492,028	—	—	344,204	836,232
Other financial assets		—	—	2,093,242	—	2,093,242
Trade and other receivables		—	—	12,618,480	—	12,618,480

		1,791,055	—	16,974,196	344,204	19,109,455

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		696,199	—	—	—	696,199
Non-current financial assets at fair value through other comprehensive income		—	885,173	—	—	885,173
Non-current financial assets at amortized cost		—	—	9,454	—	9,454
Non-current derivative assets		1,055,987	—	—	143,331	1,199,318
Other financial assets		—	—	1,775,417	—	1,775,417
Trade and other receivables		—	—	3,124,185	—	3,124,185

		1,752,186	885,173	4,909,056	143,331	7,689,746

	~~W~~	3,543,241	885,173	21,883,252	487,535	26,799,201

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

5.	Classification of Financial Instruments, Continued

(1)	The classification of financial assets as of December 31, 2025 and 2024 is as follows, continued:

In millions of won	As of December 31, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,382,979	—	2,382,979
Current financial assets
Current financial assets at fair value through profit or loss		1,456,895	—	—	—	1,456,895
Current financial assets at amortized cost		—	—	20,418	—	20,418
Current derivative assets		396,477	—	—	364,077	760,554
Other financial assets		—	—	1,256,850	—	1,256,850
Trade and other receivables		—	—	12,216,216	—	12,216,216

		1,853,372	—	15,876,463	364,077	18,093,912

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		719,277	—	—	—	719,277
Non-current financial assets at fair value through other comprehensive income		—	674,850	—	—	674,850
Non-current financial assets at amortized cost		—	—	9,815	—	9,815
Non-current derivative assets		1,450,050	—	—	480,560	1,930,610
Other financial assets		—	—	1,611,438	—	1,611,438
Trade and other receivables		—	—	3,157,409	—	3,157,409

		2,169,327	674,850	4,778,662	480,560	8,103,399

	~~W~~	4,022,699	674,850	20,655,125	844,637	26,197,311

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

5.	Classification of Financial Instruments, Continued

(2)	The classification of financial liabilities as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	18,721,522	—	18,721,522
Debt securities		—	27,165,448	—	27,165,448
Derivative liabilities		52,119	—	—	52,119
Trade and other payables		—	8,621,671	—	8,621,671

		52,119	54,508,641	—	54,560,760

Non-current liabilities
Borrowings		—	3,274,774	—	3,274,774
Debt securities		—	80,607,548	—	80,607,548
Derivative liabilities		113,254	—	126	113,380
Trade and other payables		—	4,028,808	—	4,028,808

		113,254	87,911,130	126	88,024,510

	~~W~~	165,373	142,419,771	126	142,585,270

In millions of won	As of December 31, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	17,540,585	—	17,540,585
Debt securities		—	26,901,367	—	26,901,367
Derivative liabilities		23,914	—	—	23,914
Trade and other payables		—	9,411,315	—	9,411,315

		23,914	53,853,267	—	53,877,181

Non-current liabilities
Borrowings		—	3,118,796	—	3,118,796
Debt securities		—	84,972,652	—	84,972,652
Derivative liabilities		256,018	—	4,893	260,911
Trade and other payables		—	4,609,241	—	4,609,241

		256,018	92,700,689	4,893	92,961,600

	~~W~~	279,932	146,553,956	4,893	146,838,781

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

5.	Classification of Financial Instruments, Continued

(3)	The classification of comprehensive income (loss) from financial instruments for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won		For the year ended December 31, 2025		For the year ended December 31, 2024
Cash and cash equivalents	Interest income	~~W~~	95,671	102,505
	Gain (loss) on foreign currency transactions and translations		(10,405)	17,498
Financial assets at fair value through profit or loss	Interest income		40,506	54,385
	Dividend income		3,823	4,813
	Gain on valuation of derivatives		80,519	1,396,350
	Gain on transaction of derivatives		91,526	129,471
	Gain on valuation of financial assets		108,099	69,161
	Gain on disposal of financial assets		54,590	45,059
Financial assets at fair value through other comprehensive income	Dividend income		22,314	65,788
	Gain on valuation of financial assets at fair value through other comprehensive income (equity, before tax)		212,336	162,565
Financial assets at amortized cost	Interest income		3,561	2,859
	Gain on foreign currency transactions and translations		—	5,568
Loans	Interest income		39,279	45,511
	Bad debt expense (Reversal of bad debt allowance)		(3,455)	3,727
	Gain (loss) on foreign currency transactions and translations		(1,250)	3,685
Trade and other receivables	Interest income		180,707	209,675
	Bad debt expense		86,455	56,581
	Gain (loss) on foreign currency transactions and translations		(45,331)	121,193
Short-term financial instruments	Interest income		56,022	31,766
Long-term financial instruments	Interest income		24,270	20,562
	Gain on foreign currency transactions and translations		—	3
Other financial assets	Interest income		370	262
Derivatives assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(54,478)	410,088
	Gain on valuation of derivatives (equity, before tax)		63,425	21,443
	Gain (loss) on transaction of derivatives		(59,241)	14,801
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		51,138	52,515
	Gain (loss) on transaction of derivatives		(61,672)	146,417
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		3,472,649	3,805,062
	Interest expense of trade and other payables		162,569	191,918
	Interest expense of others		704,342	668,115
	Other finance income		3,147	8,882
	Other finance expenses		14,669	4,177
	Gain (loss) on foreign currency transactions and translations		699,585	(2,643,230)
Derivatives liabilities (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		4,893	244,758
	Loss on valuation of derivatives (equity, before tax)		(447)	(1,137)
	Gain on transaction of derivatives		—	11,968

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

6.	Restricted Deposits

Restricted deposits as of December 31, 2025 and 2024 are as follows:

In millions of won		As of December 31, 2025		As of December 31, 2024
Cash and cash equivalents	Escrow accounts	~~W~~	3,082	3,280
	Deposits for government project and others		27,023	30,812
	Collateral provided for borrowings		263,685	211,522
	Collateral provided for lawsuit		2	54
	Deposits for transmission regional support program		3,498	8,959
	Deposits for other business purposes		22,064	4,187
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		292,500	83,520
	Collateral provided for borrowings		23,614	85,569
	Bid Bond		68,010	—
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		257,649	296,496
Long-term financial instruments	Guarantee deposits for banking accounts at overseas branches		1	22
	Collateral provided for borrowings		18,245	6,500
	Decommissioning costs of nuclear power plants		730,004	660,000
	Small and Medium Enterprise Development Fund		4,000	—
Long-term deposit	Court Deposit		4,588	—
Other non-current financial assets	Deposits for other business purposes		6,359	9,150

		~~W~~	1,724,324	1,400,071

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Cash	~~W~~	10,982	17,941
Other demand deposits		1,562,485	1,712,130
Short-term deposits classified as cash equivalents		558,775	548,611
Short-term investments classified as cash equivalents		108,569	104,297

	~~W~~	2,240,811	2,382,979

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,811,493	(186,596)	—	11,624,897
Other receivables		1,039,679	(42,415)	(3,681)	993,583

		12,851,172	(229,011)	(3,681)	12,618,480

Non-current assets
Trade receivables		1,037,726	(93,718)	(83,101)	860,907
Other receivables		2,395,952	(118,479)	(14,195)	2,263,278

		3,433,678	(212,197)	(97,296)	3,124,185

	~~W~~	16,284,850	(441,208)	(100,977)	15,742,665

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,266,202	(167,028)	—	11,099,174
Other receivables		1,160,945	(39,817)	(4,086)	1,117,042

		12,427,147	(206,845)	(4,086)	12,216,216

Non-current assets
Trade receivables		1,089,787	(93,746)	—	996,041
Other receivables		2,272,127	(100,351)	(10,408)	2,161,368

		3,361,914	(194,097)	(10,408)	3,157,409

	~~W~~	15,789,061	(400,942)	(14,494)	15,373,625

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	478,822	(36,074)	(474)	442,274
Accrued income		43,123	—	—	43,123
Deposits		268,090	—	(3,207)	264,883
Finance lease receivables (*1)		104,600	(5,048)	—	99,552
Others		145,044	(1,293)	—	143,751

		1,039,679	(42,415)	(3,681)	993,583

Non-current assets
Non-trade receivables		401,390	(76,770)	(5,096)	319,524
Accrued income		65,615	(6,320)	—	59,295
Deposits		516,519	(414)	(9,099)	507,006
Finance lease receivables (*2)		1,172,687	(1,954)	—	1,170,733
Others		239,741	(33,021)	—	206,720

		2,395,952	(118,479)	(14,195)	2,263,278

	~~W~~	3,435,631	(160,894)	(17,876)	3,256,861

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 113,272 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 818,800 million.

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	403,248	(35,041)	(21)	368,186
Accrued income		112,941	—	—	112,941
Deposits		293,712	(4)	(4,065)	289,643
Finance lease receivables (*1)		92,130	(3,480)	—	88,650
Others		258,914	(1,292)	—	257,622

		1,160,945	(39,817)	(4,086)	1,117,042

Non-current assets
Non-trade receivables		243,813	(62,222)	(41)	181,550
Accrued income		21,395	—	—	21,395
Deposits		486,868	(414)	(10,367)	476,087
Finance lease receivables (*2)		1,264,269	(1,775)	—	1,262,494
Others		255,782	(35,940)	—	219,842

		2,272,127	(100,351)	(10,408)	2,161,368

	~~W~~	3,433,072	(140,168)	(14,494)	3,278,410

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~121,170 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~956,968 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers whose contracts have been cancelled due to delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Trade receivables not overdue	~~W~~	12,472,407	12,010,590

Trade receivables overdue and impairment-reviewed:		376,812	345,399

Less than 60 days		15,256	12,289
60 ~ 90 days		54,093	59,427
90 ~ 120 days		21,317	21,642
120 days ~ 1 year		65,435	56,107
More than 1 year		220,711	195,934

		12,849,219	12,355,989
Less: allowance for doubtful accounts		(280,314)	(260,774)
Less: Present value discount		(83,101)	—

	~~W~~	12,485,804	12,095,215

At the end of each reporting period, the Group assesses whether the trade receivables are impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

(5)	The aging analysis of other receivables as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Other receivables not overdue	~~W~~	3,145,499	3,212,146

Other receivables overdue and impairment-reviewed:		290,132	220,926

Less than 60 days		79	318
60 ~ 90 days		54,271	34,267
90 ~ 120 days		1,012	1,786
120 days ~ 1 year		60,618	59,567
More than 1 year		174,152	124,988

		3,435,631	3,433,072
Less: allowance for doubtful accounts		(160,894)	(140,168)
Less: present value discount		(17,876)	(14,494)

	~~W~~	3,256,861	3,278,410

At the end of each reporting period, the Group assesses whether the credit to other receivables is impaired. The Group recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025			For the year ended December 31, 2024
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	260,774	140,168	232,645	133,953
Bad debts expense		84,625	8,155	48,160	21,937
Write-off		(37,639)	(14,675)	(17,157)	(23,177)
Reversal		(2,223)	(4,101)	(12,928)	(587)
Others		(25,223)	31,347	10,054	8,042

Ending balance	~~W~~	280,314	160,894	260,774	140,168

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary certificate	~~W~~	320	125,837	313	152,054
Cooperative		—	6,413	—	6,872
Others (*)		1,298,707	428,389	1,456,582	405,309

		1,299,027	560,639	1,456,895	564,235

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	135,560	—	155,042

	~~W~~	1,299,027	696,199	1,456,895	719,277

(*)	Others include MMT, MMF etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beneficiary certificate	~~W~~	35,510	34,481
Cooperative		190	118
Debt with embedded derivatives		627	2,435
Others		170,691	136,383

	~~W~~	207,018	173,417

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	360,096	—	(3,091)	160,245	1	517,251
Unlisted		309,709	—	(10)	52,343	1,086	363,128

		669,805	—	(3,101)	212,588	1,087	880,379

Debt securities
Corporate bond		5,045	—	—	(251)	—	4,794

	~~W~~	674,850	—	(3,101)	212,337	1,087	885,173

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		674,850	—	(3,101)	212,337	1,087	885,173

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	285,054	—	(170)	73,891	1,321	360,096
Unlisted		212,762	4,000	—	88,256	4,691	309,709

		497,816	4,000	(170)	162,147	6,012	669,805

Debt securities
Corporate bond		4,627	—	—	418	—	5,045

	~~W~~	502,443	4,000	(170)	162,565	6,012	674,850

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	162,565	6,012	674,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	218,255	218,255
KG Mobility Co., Ltd.	12,205	0.01%		428	43	43
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	26	26
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	74,369	74,369
Denison Mines Corp.	58,284,000	7.46%		84,134	222,278	222,278
Paladin Energy	10,760	0.01%		41	98	98
KS Industry Co., Ltd	1,457	0.01%		38	1	1
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	813	813
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354
Winiaaid Co., Ltd.	129	0.00%		1	1	1

				326,001	517,251	517,251

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%	~~W~~	229,255	310,808	310,808
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,807	5,807
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd. (Unlisted)	127,660	3.96%		1,500	2,144	2,144
H Robotics Co., Ltd.	903,601	7.05%		4,000	399	399
Good Tcells Co., Ltd.	11,364	0.33%		500	630	630
IPS Bio Co., Ltd.	1,975	3.13%		1,000	873	873
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	862	862
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,714	1,714
Agencore Co., Ltd.	175,779	6.31%		2,200	2,934	2,934
SamHong Machinery Co., Ltd.	1,543,837	9.13%		7,000	15,099	15,099
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	639	639
Dailyshot Co., Ltd.	1,695	1.64%		1,001	1,205	1,205
Mediquitous Co., Ltd.	5,080	0.48%		1,250	1,546	1,546
Black Materials Co., Ltd.	37,038	8.31%		500	431	431
Monit Co., Ltd.	333,334	14.29%		1,000	853	853
3i Powergen Inc.(*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	337	337
Kalman Co., Ltd.	23,172	9.54%		1,000	821	821
Himet Co., Ltd.	1,754,386	13.93%		5,000	4,182	4,182
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
SAMBO AUTO. Co., Ltd.	15,066	0.02%	~~W~~	38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	32	32
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	26	26
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
B CON Co., Ltd.	96	1.16%	~~W~~	6	6	6
Ace Integration Co., Ltd.	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	4	0.02%		5	2	2
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Sevenvalley JC	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co., Ltd.	555	0.80%		3	3	3
Sewon Bus Co., Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dong-un Tech Co., Ltd.	1,159	6.28%	~~W~~	81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		10	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Shinwoo Toptech Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
Arari Co., Ltd.	14	0.05%	~~W~~	1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		—	—	—
Coco Food Co., Ltd.	648	1.24%		32	32	32
Woori Industry Co., Ltd.	102	1.05%		20	20	20
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		36	4	4
JM Tech Co., Ltd.	403	0.67%		81	10	10
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	2	2
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
PBM Auto Co., Ltd.	1,001	1.06%	~~W~~	10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
Samkum Industry Co., Ltd.	201	0.48%	~~W~~	40	40	40
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Eunsung Industrial Co., Ltd.	3	0.03%		—	—	—
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
RMK Co., Ltd.	63	0.90%		22	22	22
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Seohan Food Co., Ltd.	83	0.19%		2	2	2
JSL Co., Ltd.	51	0.49%		3	3	3
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		—	—	—
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	7	7
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	21	21
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Thermo Tec Co., Ltd.	446	0.03%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
DaeYang Hydro Co., Ltd.	6	0.02%	~~W~~	1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		—	—	—
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		—	—	—
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		—	—	—
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Wonil Image Maker Inc.	16	0.04%		—	—	—
Vehicle System Co., Ltd.	225	0.19%		23	23	23
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		5	5	5
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		—	—	—
Evertrue Co., Ltd.	15	0.00%		—	—	—
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	149	0.22%		45	45	45
Neo Life Co., Ltd.	19	0.04%		—	—	—
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Ki Soo Precision Co., Ltd.	325	0.44%		98	27	27
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
R&S Co., Ltd.	291	0.61%	~~W~~	4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Dongyang Environment	141	0.38%		7	7	7
KEE Co., Ltd.	64	0.63%		13	13	13
Asia Platech Co., Ltd.	932	3.59%		47	47	47
HyoChang Industrial Co., Ltd	10,930	0.59%		5	5	5
Semin Environmental Design Co., Ltd.	14	0.04%		—	—	—
JungAng PNA Co., Ltd.	385	0.61%		8	8	8
CNEGS Co., Ltd.	80	0.07%		7	7	7
HaeDeuRim Co., Ltd.	70	0.41%		11	11	11
CMTI Co., Ltd.	65	0.15%		2	2	2
JMT Co., Ltd.	6,133	0.39%		15	15	15
SeJung Precision Industrial Co., Ltd.	141	0.43%		14	14	14
SGTech	30	0.66%		3	3	3
OhBakSaDatkeom Co., Ltd.	52	0.23%		3	3	3
SeongMinSusan Co., Ltd.	371	0.09%		4	4	4
DreamFact Co., Ltd.	77	0.10%		3	3	3
DongSuh Co., Ltd.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		87	27	27
A One Metal Co., Ltd.	156	0.89%		16	16	16
ECO Plus Co., Ltd.	2,786	0.91%		3	3	3
DaeWoon Tech Co., Ltd.	106	0.26%		3	3	3
KoWEEO Co., Ltd.	38	0.05%		2	2	2
IK Co., Ltd.	14	0.06%		1	1	1
Eco Join Co., Ltd.	145	0.03%		2	2	2
Yuk Hwawon Co., Ltd.	567	0.25%		11	11	11
Yun Hwawon FND Co., Ltd.	496	0.84%		25	25	25
GoRyeoInSam Co., Ltd.	197	0.41%		30	30	30
HyeJin IND Co., Ltd.	77	0.26%		4	4	4
Cheongsong JungAng Aluminum Co., Ltd.	1,300	0.14%		20	20	20
Easy Tape Co., Ltd.	144	0.30%		14	14	14
Gyeonganaseukon	51	0.85%		10	10	10
Biseullo Co., Ltd.	11	0.03%		1	1	1
Cest Co., Ltd.	152	1.43%		76	76	76
MDT Co., Ltd.	57	0.30%		6	6	6
KDP Sieori Co., Ltd.	511	0.50%		5	5	5
Hanam Industrial Co., Ltd.	87	0.80%		13	13	13
Goryeo Filter Co.,Ltd.	31	0.07%		2	2	2
Hungaforming Co., Ltd.	397	0.64%		20	20	20
HyeopJin PL Co., Ltd.	7,889	0.72%		39	39	39
AOS Co., Ltd.	25	0.16%		1	1	1
SamHan Industrial Co., Ltd.	215	0.45%		3	3	3
YangJI EnterPrise Co., Ltd.	16	0.04%		3	3	3
GyungNam Metal Co., Ltd.	698	0.07%		17	17	17
Yoolim industrial Co., Ltd.	1,560	1.98%		234	43	43
Haemirae Co., Ltd.	57	0.25%		4	4	4
KROPC Co., Ltd.	1,297	1.19%		26	26	26
Mirae Seesco Co. Ltd.	17	0.04%		2	2	2
SungMin Industrial Co., Ltd.	229	2.80%		34	34	34
Kunyang Co., Ltd.	44	0.12%		4	4	4
CAT Co., Ltd.	40	0.27%		3	3	3
JeongJin Nurimaru Co., Ltd.	218	1.08%		33	33	33
GeunHo Precision Co., Ltd.	1,770	0.98%		133	47	47
HwaIn Inemtek Co., Ltd.	327	0.60%		43	43	43

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
TS Steel Co., Ltd.	202	0.13%	~~W~~	20	20	20
SaeHan Food Co., Ltd.	23	0.40%		5	5	5
SamYeong Engineer Co., Ltd.	501	0.55%		10	10	10
GumYoung General Co., Ltd.	6,522	0.06%		13	13	13
SaeUm Global Co., Ltd.	207	0.06%		5	5	5
Work life balance Co., Ltd.	9	0.92%		1	1	1
YuJin Hightech Co., Ltd.	152	0.58%		15	15	15
GOC Co., Ltd.	4,415	0.16%		44	44	44
Fraijour Queen Co., Ltd.	73	0.56%		3	3	3
Wnt Co., Ltd.	57	0.19%		6	6	6
Tae Gwang Engineer Co., Ltd.	406	2.60%		41	41	41
GSB Co., Ltd.	370	1.03%		37	37	37
MCI Co., Ltd.	760	0.12%		23	23	23
Wonchang steel Co., Ltd.	66	0.16%		7	7	7
GukWon Construction Co., Ltd.	9	0.00%		—	—	—
Friend Co., Ltd.	2,745	0.46%		55	21	21
AppleLind Networks Co., Ltd.	2,417	0.12%		11	11	11
HSC Co., Ltd.	7,174	2.69%		36	36	36
ChangShin Plant Co., Ltd.	108	1.40%		22	22	22
PyeongKang Precision Co., Ltd.	3	0.01%		—	—	—
ShinSung Co., Ltd.	66	0.58%		13	13	13
DreamHightech Co., Ltd.	137	0.16%		7	7	7
WooHo Construction Co., Ltd.	35	0.02%		2	2	2
Seyang Co., Ltd.	229	0.81%		23	23	23
KD Electric Co., Ltd.	202	0.35%		15	15	15
WithU Co., Ltd.	68	0.39%		7	7	7
Home Indus Co., Ltd.	100	0.43%		3	3	3
P&P Industry Co., Ltd.	16	0.00%		—	—	—
JY Co., Ltd.	2,059	1.88%		41	41	41
Good Day Co., Ltd.	239	1.00%		12	12	12
SM Food Co., Ltd.	121	0.64%		6	6	6
Hyowon NV Co., Ltd.	302	0.43%		9	9	9
Glogenic Co., Ltd.	3,920	0.28%		10	10	10
Choco Square Co., Ltd.	2,542	0.02%		1	1	1
GJTec Co., Ltd.	24	0.07%		1	1	1
Mana F&B Co., Ltd.	29	0.09%		1	1	1
Beolgyo Cockle Co., Ltd.	4,542	0.19%		11	11	11
NanoOne Co., Ltd.	178	0.32%		7	7	7
Samyoung Aluminum Co., Ltd.	56	1.11%		7	7	7
JY Electronics Co., Ltd.	71	0.05%		1	1	1
Silla Innotek Co., Ltd.	513	0.78%		51	51	51
Insung Enpla Co., Ltd.	3,526	0.10%		35	35	35
Jeil Chemical Co., Ltd.	263	0.02%		3	3	3
Philip Co., Ltd.	2,391	1.60%		12	12	12
SKB Co., Ltd.	15	0.24%		2	2	2
URO Tech Co., Ltd.	42	0.53%		8	8	8
Kyungsung Industry Co., Ltd.	89	0.08%		9	9	9
Dorim Paper Board Co., Ltd.	846	1.23%		42	42	42
Plintech Co., Ltd.	123	0.62%		15	15	15
Changbo Co., Ltd.	68	0.39%		10	10	10
Youchang Tech Co., Ltd.	61	0.24%		9	9	9
Songcheon Tech Co., Ltd.	124	0.39%		6	6	6
Saehan Co., Ltd.	28	0.41%		3	3	3
Cusp Co., Ltd.	26	0.03%		3	3	3
Woobang Co., Ltd.	8	0.00%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025
	Shares	Ownership	Acquisition cost		Book value	Fair value
Miju Steel Co., Ltd.	1,097	0.23%	~~W~~	50	50	50
Kkum & Deul Co., Ltd.	—	0.18%		15	15	15
Istec Co., Ltd.	82	0.40%		4	4	4
Porex Co., Ltd.	1,906	0.19%		19	19	19
K-Pro System Co., Ltd.	8	0.08%		1	1	1
Sunmi Co., Ltd.	4	0.06%		2	2	2
Daewon MT Co., Ltd.	6	0.02%		1	1	1
Kyungdong Meat Co., Ltd.	294	0.49%		10	10	10
Enbiodime Co., Ltd.	794	0.60%		12	12	12
Juwon Agricultural Co., Ltd.	280	0.86%		14	14	14
Ildung Korea Co., Ltd.	1,462	0.27%		29	29	29
Daemyung Industry Co., Ltd.	97	0.32%		5	5	5
Living Square Co., Ltd.	17	0.09%		1	1	1
SP Sungbo Co., Ltd.	61	0.39%		12	12	12
L&RP Co., Ltd.	63	0.20%		1	1	1
Joyful Co., Ltd.	30	0.13%		2	2	2
Suyeong Metal Co., Ltd.	4,378	4.27%		219	219	219
Eins Gratech Co., Ltd.	863	2.76%		30	30	30
Gaga Farm Co., Ltd.	7	0.01%		—	—	—
HS Tech Co., Ltd.	269	0.62%		13	13	13
KG Industry Development Co., Ltd.	60	0.30%		16	16	16
JK Metal Material Co., Ltd.	810	1.17%		41	41	41
Ganggyeong Pack Co., Ltd.	51	0.18%		3	3	3
Moduyeoneunsesang Co., Ltd.	15	0.19%		2	2	2
Samil Frame Co., Ltd.	113	0.26%		6	6	6
Samyoung M-TEK Co., Ltd.	321	1.15%		32	32	32
Gwanmun Industry Co., Ltd.	77	0.10%		16	16	16
Focus Engineer Co., Ltd.	241	0.13%		12	12	12
Adic Co., Ltd.	174	0.02%		1	1	1
Sunil Corporation Co., Ltd.	79	0.56%		8	8	8
Pchef Korea Co., Ltd.	8	0.11%		3	3	3
Busan Meat Processing Center Co., Ltd.	35	0.30%		4	4	4
Ain Co., Ltd.	25	0.46%		3	3	3
SLTE Co., Ltd.	868	1.62%		87	87	87
SMC Global Co., Ltd.	76	0.41%		4	4	4
Ereh Tech Co., Ltd.	87	0.12%		17	17	17
Yechan Retail Co., Ltd.	462	0.39%		12	12	12
Yuil Precision Co., Ltd.	75	0.10%		8	8	8
Youngmaru Livestock Co., Ltd.	2	0.01%		1	1	1
BSD Co., Ltd.	39	0.11%		4	4	4
JPS Co., Ltd.	1,015	0.04%		5	5	5
Seokrim Industry Co., Ltd.	270	0.90%		27	27	27
Hanmadang Co., Ltd.	103	0.47%		11	11	11

				349,588	363,128	363,128

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	—	—
Ino Platech Co., Ltd.	—	—		1,080	1,278	1,278
Daebon Tech Co., Ltd.	—	—		3,000	3,516	3,516

				4,571	4,794	4,794

			~~W~~	680,160	885,173	885,173

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2025.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity entered corporate rehabilitation procedures during the prior year. The Group classified the investment in the entity as a financial assets at fair value through other comprehensive income, as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed. As of December 31, 2025, the liquidation process is in progress, and the book value of the investment has been measured at zero, considering its recoverability.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	93,733	93,733
KG Mobility Co., Ltd.	12,205	0.01%		428	46	46
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd. (formerly, STX Heavy Industries Co., Ltd.	61,455	0.22%		430	1,503	1,503
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia (formerly, PT Adaro Energy Tbk.)	480,000,000	1.60%		65,028	106,259	106,259
Denison Mines Corp.	58,284,000	7.46%		84,134	155,766	155,766
Paladin Energy (formerly, Fission Uranium Corp.	100,000	0.01%		41	74	74
KS Industry Co., Ltd (formerly, SangSangin Industry Co., Ltd.)	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,314	1,314
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	360,096	360,096

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%	~~W~~	229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,570	5,570
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd. (Unlisted)	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	331	331
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
SAMBO AUTO. Co., Ltd.	15,066	0.02%	~~W~~	38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	23	23
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Woobang Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	6	6
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
B CON Co., Ltd.	96	1.16%	~~W~~	6	6	6
Ace Integration Co., Ltd.	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Sevenvalley JC	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
Samdo Industry Electric Co.,Ltd.	48	0.02%		—	—	—
Shinsei Trading Co., Ltd.	64	0.72%		5	5	5
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		12	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		20	20	20
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Ilwoo Steel Co., Ltd.	41	0.28%	~~W~~	16	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		10	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
TK Co., Ltd.	307	0.70%	~~W~~	15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		—	—	—
Coco Food Co., Ltd.	648	1.24%		32	32	32
Woori Industry Co., Ltd.	102	1.05%		20	20	20
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		36	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		81	10	10
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	2	2
Wow tech Co., Ltd.	369	0.75%		11	11	11

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
World Power Tech Co., Ltd.	16	0.28%	~~W~~	24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		2	2	2
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		16	16	16
Steel focus Co., Ltd.	154	0.20%		5	5	5
Kamada Korea Co., Ltd.	437	0.33%		23	23	23
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		1	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		4	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	1	1
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	1	1
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Bokwang Co., Ltd.	76	0.00%	~~W~~	15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	—	—
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Eunsung Industrial Co., Ltd.	3	0.03%		—	—	—
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		40	4	4
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
RMK Co., Ltd.	63	0.90%		22	22	22
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Seohan Food Co., Ltd.	83	0.19%		2	2	2
JSL Co., Ltd.	51	0.49%		3	3	3
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		—	—	—
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	7	7
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	21	21
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Thermo Tec Co., Ltd.	446	0.03%	~~W~~	4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		—	—	—
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		—	—	—
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		—	—	—
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Wonil Image Maker Inc.	16	0.04%		—	—	—
Vehicle System Co., Ltd.	225	0.19%		23	23	23
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		6	6	6
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		1	1	1
Evertrue Co., Ltd.	15	0.00%		—	1	1
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	149	0.22%		45	45	45
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
T-Eng Co., Ltd.	123	1.05%		25	25	25

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Badanuri	8	0.10%	~~W~~	2	2	2
Ki Soo Precision Co., Ltd.	325	0.44%		98	27	27
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Dongyang Environment	141	0.38%		7	7	7
KEE Co., Ltd.	64	0.63%		13	13	13
Asia Platech Co., Ltd.	932	3.59%		47	47	47
HyoChang Industrial Co., Ltd	10,930	0.59%		5	5	5
Semin Environmental Design Co., Ltd.	14	0.04%		—	—	—
JungAng PNA Co., Ltd.	385	0.61%		8	8	8
CNEGS Co., Ltd.	80	0.07%		7	7	7
HaeDeuRim Co., Ltd.	70	0.41%		11	11	11
CMTI Co., Ltd.	65	0.15%		2	2	2
JMT Co., Ltd.	6,133	0.39%		15	15	15
SeJung Precision Industrial Co., Ltd.	141	0.43%		14	14	14
SGTech	30	0.66%		3	3	3
OhBakSaDatkeom Co., Ltd.	52	0.23%		3	3	3
GeumChangHwaseom Co., Ltd.	119	1.02%		12	12	12
SeongMinSusan Co., Ltd.	371	0.09%		4	4	4
DreamFact Co., Ltd.	77	0.10%		3	3	3
DonEWorld Co., Ltd.	125	0.68%		10	10	10
DongSuh Co., Ltd.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		87	87	87
A One Metal Co., Ltd.	156	0.89%		16	16	16
ECO Plus Co., Ltd.	2,786	0.91%		3	3	3
Seong An Synthetics Co., Ltd.	200,684	2.91%		2,007	2,007	2,007
DaeWoon Tech Co., Ltd.	106	0.26%		3	3	3
KoWEEO Co., Ltd.	38	0.05%		2	2	2
IK Co., Ltd.	14	0.06%		1	1	1
Eco Join Co., Ltd.	145	0.03%		2	2	2
Yuk Hwawon Co., Ltd.	567	0.25%		12	12	12
Yun Hwawon FND Co., Ltd.	496	0.84%		25	25	25
GoRyeoInSam Co., Ltd.	197	0.41%		30	30	30
HyeJin IND Co., Ltd.	77	0.26%		4	4	4
Cheongsong JungAng Aluminum Co., Ltd.	1,300	0.14%		20	20	20
Easy Tape Co., Ltd.	144	0.30%		14	14	14
Gyeonganaseukon	51	0.85%		10	10	10
Biseullo Co., Ltd.	11	0.03%		1	1	1
Cest Co., Ltd.	152	1.43%		76	76	76
MDT Co., Ltd.	57	0.30%		6	6	6
KDP Sieori Co., Ltd.	511	0.50%		6	6	6
KREMS Co., Ltd.	868	0.81%		347	347	347
Hanam Industrial Co., Ltd.	87	0.80%		13	13	13
R Light Co., Ltd.	437	0.41%		5	5	5
Daewon SNP Co., Ltd.	2,656	0.44%		93	93	93
Goryeo Filter Co.,Ltd.	31	0.07%		2	2	2
Daehan Special Metal Co., Ltd.	2,326	5.89%		931	931	931
Hungaforming Co., Ltd.	397	0.64%		20	20	20
HyeopJin PL Co., Ltd.	7,889	0.72%		39	39	39
Seun Co., Ltd.	61	0.69%		3	3	3
AOS Co., Ltd.	25	0.16%		1	1	1
SamHan Industrial Co., Ltd.	215	0.45%		3	3	3
YangJI EnterPrise Co., Ltd.	16	0.04%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
GyungNam Metal Co., Ltd.	698	0.07%	~~W~~	17	17	17
Yoolim industrial Co., Ltd.	1,560	1.98%		234	234	234
Haemirae Co., Ltd.	57	0.25%		4	4	4
KROPC Co., Ltd.	1,297	1.19%		26	26	26
Mirae Seesco Co. Ltd.	17	0.04%		2	2	2
SungMin Industrial Co., Ltd.	229	2.80%		34	34	34
Kunyang Co., Ltd.	44	0.12%		4	4	4
CAT Co., Ltd.	40	0.27%		3	3	3
JeongJin Nurimaru Co., Ltd.	218	1.08%		33	33	33
GeunHo Precision Co., Ltd.	1,770	0.98%		133	133	133
HwaIn Inemtek Co., Ltd.	327	0.60%		43	43	43
TS Steel Co., Ltd.	202	0.13%		20	20	20
SaeHan Food Co., Ltd.	23	0.40%		5	5	5
SamYeong Engineer Co., Ltd.	501	0.55%		10	10	10
GumYoung General Co., Ltd.	6,522	0.06%		13	13	13
SaeUm Global Co., Ltd.	207	0.06%		5	5	5
Work life balance Co., Ltd.	9	0.92%		1	1	1
YuJin Hightech Co., Ltd.	152	0.58%		15	15	15
GOC Co., Ltd.	4,415	0.16%		44	44	44
Fraijour Queen Co., Ltd.	73	0.56%		3	3	3
Wnt Co., Ltd.	57	0.19%		6	6	6
Tae Gwang Engineer Co., Ltd.	406	2.60%		41	41	41
GSB Co., Ltd.	370	1.03%		37	37	37
MCI Co., Ltd.	760	0.12%		23	23	23
Wonchang steel Co., Ltd.	66	0.16%		7	7	7
GukWon Construction Co., Ltd.	9	0.00%		—	—	—
Friend Co., Ltd.	2,745	0.46%		55	55	55
AppleLind Networks Co., Ltd.	2,417	0.12%		11	11	11
HSC Co., Ltd.	7,174	2.69%		36	36	36
ChangShin Plant Co., Ltd.	108	1.40%		22	22	22
PyeongKang Precision Co., Ltd.	3	0.01%		—	—	—
ShinSung Co., Ltd.	66	0.58%		13	13	13
DreamHightech Co., Ltd.	137	0.16%		7	7	7
WooHo Construction Co., Ltd.	35	0.02%		2	2	2

				352,191	309,709	309,709

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			~~W~~	683,192	674,850	674,850

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2024.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity is undergoing corporate rehabilitation procedures during the year ended December 31, 2024, and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,423	1,423
Others		29,694	29,694

	~~W~~	31,117	31,117

Current	~~W~~	21,663	21,663
Non-current		9,454	9,454

In millions of won	As of December 31, 2024
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,160	1,160
Others		29,073	29,073

	~~W~~	30,233	30,233

Current	~~W~~	20,418	20,418
Non-current		9,815	9,815

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives

(1)	Derivatives as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	76	—	12,153	—
Currency swap		833,715	927,127	733,374	1,630,570
Interest rate swap		2,441	174,195	9,571	176,138
Others (*2,3)		—	97,996	5,456	123,902

	~~W~~	836,232	1,199,318	760,554	1,930,610

Derivative liabilities
Currency forward	~~W~~	9,078	—	132	—
Currency swap		4,786	23,761	1,640	36,328
Interest rate swap		—	37,560	127	76,356
Others (*1,2,4,5)		38,255	52,059	22,015	148,227

	~~W~~	52,119	113,380	23,914	260,911

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., a joint venture of the Group, the performance obligation as of December 31, 2025 which amounts to ~~W~~23,494 million (~~W~~26,422 million as of December 31, 2024) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives assets and liabilities. Also, the fair value of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivative liabilities.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivative assets.
(*4)

The Group entered into a Price Return Swap (PRS) contract to exchange gains or losses arising from fluctuations in the stock price of its subsidiary, KEPCO Engineering & Construction Company, Inc. The settlement of the PRS contract was completed during the year ended December 31, 2025, and the Group recognized a gain on transaction of derivative instruments of ~~W~~37,572 million for the year ended December 31, 2025.

(*5)	The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its joint venture, Wadi Noor Solar Power, as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Morgan Stanley	2025.12.11	2026.01.02	~~W~~	16,110	USD11,000	~~W~~	1,464.50
JP Morgan	2025.12.19	2026.01.15		5,911	USD4,000		1,477.80
Mizuho Bank	2025.12.24	2026.01.13		7,349	USD5,000		1,469.80
Hana Bank	2025.12.24	2026.01.16		14,698	USD10,000		1,469.80
Woori Bank	2025.12.24	2026.01.20		14,701	USD10,000		1,470.10
Kyongnam Bank	2025.12.24	2026.01.09		14,703	USD10,000		1,470.30
Busan Bank	2025.12.26	2026.01.23		14,390	USD10,000		1,439.00
Shinhan Bank	2025.12.29	2026.01.26		15,773	USD11,000		1,433.87
MUFG	2025.07.16	2026.01.16		6,585	JPY700,000		9.41
MUFG	2025.09.04	2026.01.08		6,621	JPY700,000		9.46
MUFG	2025.10.10	2026.01.15		6,540	JPY700,000		9.34
MUFG	2025.10.16	2026.01.20		6,617	JPY700,000		9.45
MUFG	2025.10.27	2026.01.27		6,591	JPY700,000		9.42
MUFG	2025.10.30	2026.01.29		6,545	JPY700,000		9.35
MUFG	2025.12.02	2026.01.05		10,272	USD7,000		1,467.45
JP Morgan	2025.12.02	2026.01.05		2,491	USD1,700		1,465.10
MUFG	2025.12.03	2026.01.05		8,800	USD6,000		1,466.65
JP Morgan	2025.12.05	2026.01.09		13,824	USD9,400		1,470.60
MUFG	2025.12.08	2026.01.12		7,335	USD5,000		1,467.02
JP Morgan	2025.12.08	2026.01.12		7,335	USD5,000		1,467.00
Nonghyup Bank	2025.12.08	2026.01.12		4,392	USD3,000		1,463.90
MUFG	2025.12.09	2026.01.13		10,278	USD7,000		1,468.35
MUFG	2025.12.10	2026.01.14		7,342	USD5,000		1,468.35
JP Morgan	2025.12.10	2026.01.14		7,342	USD5,000		1,468.35
MUFG	2025.12.11	2026.01.15		7,337	USD5,000		1,467.45
MUFG	2025.12.24	2026.01.29		7,292	USD5,000		1,458.35
Nonghyup Bank	2025.12.24	2026.01.29		7,267	USD5,000		1,453.45
MUFG	2025.12.26	2026.01.30		7,232	USD5,000		1,446.30
JP Morgan	2025.12.29	2026.02.05		6,421	JPY700,000		9.17
MUFG	2025.12.30	2026.02.06		7,169	USD5,000		1,433.75
JP Morgan	2025.12.30	2026.02.02		14,338	USD10,000		1,433.80
Nonghyup Bank	2025.12.30	2026.02.06		7,170	USD5,000		1,433.90
Bank of America	2025.12.19	2026.01.27		7,379	USD5,000		1,475.89
Citi Bank	2025.11.24	2026.01.07		7,365	USD5,000		1,472.90
Citi Bank	2025.12.16	2026.01.27		5,865	USD4,000		1,466.20
Kookmin Bank	2025.12.04	2026.01.07		7,325	USD5,000		1,464.90
MUFG	2025.11.27	2026.01.07		4,379	USD3,000		1,459.80
SMBC	2025.12.22	2026.02.06		8,850	USD6,000		1,475.05
Nonghyup Bank	2025.12.30	2026.02.06		7,151	USD5,000		1,430.10
Mizuho Bank	2025.11.26	2026.01.07		8,753	USD6,000		1,458.90
Mizuho Bank	2025.12.08	2026.01.27		5,852	USD4,000		1,463.10
Mizuho Bank	2025.12.24	2026.02.06		8,760	USD6,000		1,459.95
Mizuho Bank	2025.12.30	2026.01.07		USD2,501	3,649		1458.90
Busan Bank	2025.12.23	2026.01.09		14,944	USD10,112		1,477.90
Shinhan Bank	2025.12.24	2026.02.06		10,255	USD7,000		1,465.00
Hana Bank	2025.12.08	2026.01.27		5,856	USD4,000		1,464.00
Bank of America	2025.11.13	2026.02.10		500	USD344		1,456.50
MUFG	2025.11.26	2026.02.26		3,039	USD2,093		1,451.65
Shinhan Bank	2025.12.08	2026.02.25		1,156	USD790		1,462.28
Woori Bank	2025.12.11	2026.02.25		1,259	USD862		1,460.70
Hana Bank	2025.12.11	2026.02.25		5,841	USD4,000		1,460.20
MUFG	2025.12.11	2026.02.25		7,305	USD5,000		1,461.00
HSBC	2025.12.24	2026.03.19		4,088	USD2,784		1,468.20
Shinhan Bank	2025.12.24	2026.03.17		10,238	USD7,000		1,462.60
Bank of America	2025.12.24	2026.03.19		7,328	USD5,000		1,465.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2025 are as follows Continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
JP Morgan	2025.12.24	2026.03.19	~~W~~	7,329	USD5,000	~~W~~	1,465.70
Nonghyup Bank	2025.12.24	2026.03.19		7,326	USD5,000		1,465.20
Busan Bank	2025.12.24	2026.03.19		7,329	USD5,000		1,465.80
MUFG	2025.12.24	2026.03.19		7,328	USD5,000		1,465.55
Woori Bank	2025.12.24	2026.03.19		7,328	USD5,000		1,465.60
HSBC	2025.12.24	2026.03.17		10,183	USD7,000		1,454.75
Shinhan Bank	2025.12.24	2026.03.19		7,273	USD5,000		1,454.55
Hana Bank	2025.12.24	2026.03.19		7,281	USD5,000		1,456.20
Bank of America	2025.12.24	2026.03.17		7,284	USD5,000		1,456.85
Woori Bank	2025.12.24	2026.03.17		7,266	USD5,000		1,453.10
Shinhan Bank	2025.12.26	2026.03.30		7,213	USD5,000		1,442.55
JP Morgan	2025.12.26	2026.03.30		7,195	USD5,000		1,438.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount		Contract interest rate		Contract exchange rate (in won)
		Pay	Receive	Pay	Receive
Standard Chartered	2014~2029	102,470	USD100,000	3.14%	3.57%	1,024.70
Woori Bank	2019~2027	21,708	USD19,417	5.04%	6.75%	1,118.00
Kookmin Bank	2020~2026	76,355	USD70,445	5.83%	6.00%	1,083.90
Woori Bank	2021~2026	118,170	USD100,000	1.11%	1.13%	1,181.70
Korea Development Bank	2021~2026	118,170	USD100,000	1.11%	1.13%	1,181.70
Hana Bank	2021~2026	118,170	USD100,000	1.11%	1.13%	1,181.70
JP Morgan	2022~2027	128,600	USD100,000	3.56%	4.00%	1,286.00
Woori Bank	2022~2027	128,600	USD100,000	3.56%	4.00%	1,286.00
Kookmin Bank	2022~2027	128,600	USD100,000	3.56%	4.00%	1,286.00
Korea Development Bank	2022~2026	283,820	USD200,000	4.67%	5.38%	1,419.10
Hana Bank	2022~2026	141,910	USD100,000	4.68%	5.38%	1,419.10
Woori Bank	2022~2026	141,910	USD100,000	4.68%	5.38%	1,419.10
JP Morgan	2022~2026	141,910	USD100,000	4.69%	5.38%	1,419.10
Korea Development Bank	2022~2028	283,820	USD200,000	5.12%	5.50%	1,419.10
Woori Bank	2022~2028	141,910	USD100,000	5.13%	5.50%	1,419.10
Hana Bank	2023~2026	256,000	USD200,000	3.97%	5.38%	1,280.00
Shinhan Bank	2023~2026	192,000	USD150,000	3.99%	5.38%	1,280.00
Kookmin Bank	2023~2026	128,000	USD100,000	4.03%	5.38%	1,280.00
Korea Development Bank	2023~2026	256,000	USD200,000	4.04%	5.38%	1,280.00
Bank of America	2023~2026	128,000	USD100,000	4.04%	5.38%	1,280.00
Standard Chartered	2023~2026	128,000	USD100,000	4.04%	5.38%	1,280.00
Woori Bank	2023~2026	192,000	USD150,000	4.05%	5.38%	1,280.00
Shinhan Bank	2024~2027	133,060	USD100,000	3.53%	4.88%	1,330.60
Kookmin Bank	2024~2027	133,060	USD100,000	3.53%	4.88%	1,330.60
Korea Development Bank	2024~2027	864,890	USD650,000	3.53%	4.88%	1,330.60
Bank of America	2024~2027	133,060	USD100,000	3.53%	4.88%	1,330.60
Standard Chartered	2024~2027	133,060	USD100,000	3.53%	4.88%	1,330.60
IBK Securities Co., Ltd.	2024~2027	199,590	USD150,000	3.53%	4.88%	1,330.60
Shinhan Bank	2024~2034	138,010	USD100,000	3.64%	5.13%	1,380.10
Hana Bank	2024~2034	138,010	USD100,000	3.69%	5.13%	1,380.10
Woori Bank	2024~2034	119,958	USD86,920	3.74%	5.13%	1,380.10
Shinhan Bank	2025~2030	146,320	USD100,000	3.18%	4.13%	1,463.20
Hana Bank	2025~2030	438,960	USD300,000	3.21%	4.13%	1,463.20
Kookmin Bank	2025~2028	292,640	USD200,000	2.99%	SOFR + 0.62%	1,463.20
Bank of America	2025~2028	219,480	USD150,000	2.99%	SOFR + 0.62%	1,463.20
Hana Bank	2025~2028	146,320	USD100,000	3.00%	SOFR + 0.62%	1,463.20
Korea Development Bank	2025~2028	73,160	USD50,000	3.02%	SOFR + 0.62%	1,463.20
Shinhan Bank	2025~2028	146,320	USD100,000	3.02%	SOFR + 0.62%	1,463.20
Woori Bank	2017~2027	111,610	USD100,000	2.25%	3.13%	1,116.10
Korea Development Bank	2017~2027	111,610	USD100,000	2.31%	3.13%	1,116.10
Hana Bank	2017~2027	111,610	USD100,000	2.31%	3.13%	1,116.10
Korea Development Bank	2018~2028	108,600	HKD800,000	2.69%	3.35%	135.75
Shinhan Bank	2018~2028	115,388	HKD850,000	2.66%	3.35%	135.75
Korea Development Bank	2019~2027	119,978	CHF100,000	1.43%	0.05%	1,199.78
Woori Bank	2021~2026	222,800	USD200,000	0.93%	1.25%	1,114.00
Shinhan Bank	2021~2026	111,400	USD100,000	0.92%	1.25%	1,114.00
Korea Development Bank	2021~2026	111,399	USD100,000	0.93%	1.25%	1,114.00
Nonghyup Bank	2021~2026	111,400	USD100,000	0.93%	1.25%	1,114.00
Woori Bank	2022~2027	262,000	USD200,000	3.62%	4.25%	1,310.00
Export-Import Bank of Korea	2022~2027	131,000	USD100,000	3.63%	4.25%	1,310.00
Kookmin Bank	2022~2027	131,000	USD100,000	3.62%	4.25%	1,310.00
Hana Bank	2022~2027	131,000	USD100,000	3.61%	4.25%	1,310.00
Korea Development Bank	2022~2027	262,000	USD200,000	3.63%	4.25%	1,310.00
Export-Import Bank of Korea	2022~2032	349,829	HKD1,935,000	4.87%	5.16%	180.79

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
JP Morgan	2022~2032	~~W~~	75,194	HKD 415,000	5.00%	5.16%	~~W~~	181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD100,000	3.19%	4.63%		1,385.40
Credit Agricole	2025~2028		218,963	HKD1,166,000	2.85%	4.10%		187.79
Korea Development Bank	2025~2030		556,560	USD400,000	2.75%	SOFR + 0.79%		1,391.40
Hana Bank	2025~2030		139,140	USD100,000	2.75%	SOFR + 0.79%		1,391.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2020~2026	~~W~~	118,910	USD100,000	0.61%	1.00%	~~W~~	1,189.10
Hana Bank	2020~2026		118,910	USD100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD100,000	3.41%	3.63%		1,237.10
Woori Bank	2021~2026		220,600	USD200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD100,000	4.07%	5.38%		1,329.30
Woori Bank	2023~2028		259,000	USD200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD50,000	3.85%	4.88%		1,295.00
Woori Bank	2025~2031		142,900	USD100,000	2.93%	4.00%		1,429.00
Hana Bank	2025~2031		142,900	USD100,000	2.93%	4.00%		1,429.00
Shinhan Bank	2025~2031		71,450	USD50,000	2.94%	4.00%		1,429.00
Bank of America	2025~2031		71,450	USD50,000	2.94%	4.00%		1,429.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Shinhan Bank	2025~2030		200,000	2.82%	3M CD + 0.50%
Hana Bank	2025~2028		200,000	2.86%	3M CD + 0.45%
Hana Bank	2025~2028		200,000	2.85%	3M CD + 0.25%
Shinhan Bank	2025~2026		100,000	3.30%	3M CD + 0.45%
Nomura	2017~2032		52,457	Floating rate + 2.55%	2.60%
Nomura	2017~2032		59,423	Floating rate + 2.57%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
MUFG	2022~2048		USD155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048		USD155,941	3M SOFR	1.05%
NORD LB Bank	2022~2036		USD16,121	1.83%	6M SOFR
Rabobank	2022~2036		USD19,619	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045		USD77,399	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2025 are as follows:

In thousands of foreign currencies			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD11,021	2.67%	SOFR + 0.43%
ING Bank	2015~2031	USD27,178	2.67%	SOFR + 0.43%
BNP Paribas	2015~2031	USD28,994	2.67%	SOFR + 0.43%
BNP Paribas	2009~2027	USD22,923	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD22,923	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD51,095	3.00%	6M USD Synthetic Libor
SMTB	2025~2036	JPY3,557,580	1.82%	6M TIBOR + 0.55%

(7)

Gains and losses on valuation and transaction of derivatives for each of the two years in the period ended December 31, 2025 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	For the year ended December 31, 2025		For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024
Currency forward	~~W~~	(8,968)	12,021	(5,565)	78,237	—	—
Currency swap		26,014	2,058,411	(64,409)	190,000	67,527	18,622
Interest rate swap		45,451	21,270	3,015	18,834	(4,549)	1,684
Other derivatives		19,575	12,009	37,572	15,586	—	—

	~~W~~	82,072	2,103,711	(29,387)	302,657	62,978	20,306

(*)

For each of the two years ended December 31, 2025 and 2024, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~ 34,663 million and ~~W~~11,870 million, net of tax, is included in other comprehensive income, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Loans	~~W~~	101,773	992,012	115,161	901,953
Less: allowance for doubtful accounts		(5,191)	(66,807)	(5,156)	(66,838)
Less: present value discount		(984)	(34,275)	(1,084)	(35,888)

		95,598	890,930	108,921	799,227

Long-term / short-term financial instruments		1,997,644	884,487	1,147,929	812,211

	~~W~~	2,093,242	1,775,417	1,256,850	1,611,438

(2)	Loans as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,290	(5,155)	(984)	28,151
Loans for housing		40,515	—	—	40,515
Other loans		26,968	(36)	—	26,932

		101,773	(5,191)	(984)	95,598

Long-term loans
Loans for tuition		326,941	(983)	(34,275)	291,683
Loans for housing		243,651	—	—	243,651
Loans for related parties		359,519	(24,218)	—	335,301
Other loans		61,901	(41,606)	—	20,295

		992,012	(66,807)	(34,275)	890,930

	~~W~~	1,093,785	(71,998)	(35,259)	986,528

In millions of won	As of December 31, 2024
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,484	(5,156)	(1,084)	28,244
Loans for housing		43,171	—	—	43,171
Other loans		37,506	—	—	37,506

		115,161	(5,156)	(1,084)	108,921

Long-term loans
Loans for tuition		364,685	(4,888)	(35,888)	323,909
Loans for housing		266,208	—	—	266,208
Loans for related parties		260,227	(61,950)	—	198,277
Other loans		10,833	—	—	10,833

		901,953	(66,838)	(35,888)	799,227

	~~W~~	1,017,114	(71,994)	(36,972)	908,148

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	71,994	80,793
Bad debt expense (Reversal of bad debt allowance)		(3,455)	3,727
Write-off		(447)	(12,526)
Others		3,906	—

Ending balance	~~W~~	71,998	71,994

(4)	Long-term and short-term financial instruments as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,602,572	155,487	823,806	135,995
CD		40,000	—	40,000	—
Others		355,072	729,000	284,123	676,216

	~~W~~	1,997,644	884,487	1,147,929	812,211

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

14.	Inventories

Inventories as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	5,299,493	(670)	5,298,823
Merchandises		3,447	—	3,447
Work-in-progress		213,919	—	213,919
Finished goods		93,379	—	93,379
Supplies		3,564,892	—	3,564,892
Inventories-in-transit		962,337	—	962,337
Other inventories		15,927	—	15,927

	~~W~~	10,153,394	(670)	10,152,724

In millions of won	As of December 31, 2024
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,914,250	(1,573)	4,912,677
Merchandises		1,733	—	1,733
Work-in-progress		220,110	—	220,110
Finished goods		96,390	(630)	95,760
Supplies		3,358,831	—	3,358,831
Inventories-in-transit		1,160,238	—	1,160,238
Other inventories		19,887	—	19,887

	~~W~~	9,771,439	(2,203)	9,769,236

The reversal of the allowance for loss on inventory valuation included in cost of sales for each of the two years in the period ended December 31, 2025 amounts to ~~W~~6,477 million and ~~W~~9,182 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for each of the two years in the period ended December 31, 2025 were ~~W~~4,944 million and ~~W~~9,941 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

15.	Non-Financial Assets

Non-financial assets as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	632,235	634,986	467,156	66,174
Prepaid expenses		416,297	236,141	431,087	221,922
Others (*)		313,098	142,124	369,671	40,108

	~~W~~	1,361,630	1,013,251	1,267,914	328,204

(*)	Details of others as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	107,550	—	211,969	—
Other quick assets		205,548	142,124	157,702	40,108

	~~W~~	313,098	142,124	369,671	40,108

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of December 31, 2025	As of December 31, 2024
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.82%	80.12%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF Power generation	Korea	—	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2025 and 2024 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of December 31, 2025	As of December 31, 2024
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC (*6)	Holding company	USA	69.21%	69.55%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd. (*8)	Power generation	Korea	100.00%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd. (*8)	Power generation	Korea	93.68%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2025 and 2024 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of December 31, 2025	As of December 31, 2024
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidation	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	100.00%
Sprott Chile Solar I SpA	Holding company	Chile	—	100.00%
KEPCO Yona America LLC	Holding company	USA	100.00%	—
KEPCO SADAWI - FZCO	Holding company	United Arab Emirates	100.00%	—
EWP Yona America LLC	Holding company	USA	100.00%	—
KOMIPO Middle East Energy L.L.C-FZ	Holding company	United Arab Emirates	100.00%	—
Nuclear Energy Industry Growth Fund II	Holding company	Korea	99.99%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2025 and 2024 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%. The Group sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of December 31, 2025, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)	During the year ended December 31, 2025, the investment was reclassified from a subsidiary to an associate due to a partial disposal of shares.
(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)	Liquidated during the current period.
(*8)	The ownership interest changed due to a disproportionate capital reduction with consideration during the year ended December 31, 2025.

(2)	The subsidiaries included in and excluded from the scope of consolidation for the year ended December 31, 2025 are as follows:

<Subsidiaries included in consolidation during the year ended December 31, 2025>

Subsidiaries	Reason
KEPCO Yona America LLC	New investment
KEPCO SADAWI – FZCO	New investment
EWP Yona America LLC	New investment
KOMIPO Middle East Energy L.L.C-FZ	New investment
Nuclear Energy Industry Growth Fund II	New investment

<Subsidiaries excluded from consolidation during the year ended December 31, 2025>

Subsidiaries	Reason
Commerce and Industry Energy Co., Ltd.	Loss of control due to a partial disposal of shares
J Wind First, LLC	Liquidation
SPROTT CHILE SOLAR I SpA	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won
As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	76,378,365	49,741,461	15,346,722	1,579,701
Korea South-East Power Co., Ltd.		12,476,339	6,456,780	6,509,651	290,916
Korea Midland Power Co., Ltd.		13,811,313	8,879,106	5,652,535	253,721
Korea Western Power Co., Ltd.		12,912,790	7,923,730	5,464,991	140,365
Korea Southern Power Co., Ltd.		12,392,402	6,686,458	6,100,647	338,992
Korea East-West Power Co., Ltd.		11,759,627	5,449,839	4,983,146	433,932
KEPCO Engineering & Construction Company, Inc.		883,518	258,552	518,768	85,368
KEPCO Plant Service & Engineering Co., Ltd.		1,687,760	350,731	1,545,256	123,796
KEPCO Nuclear Fuel Co., Ltd.		1,077,308	558,433	488,251	50,601
KEPCO KDN Co., Ltd.		721,868	178,913	773,511	54,656
KEPCO International HongKong Ltd.		143,964	—	—	6,256
KEPCO International Philippines Inc.		13,382	1	—	64
KEPCO Gansu International Ltd.		8,347	1,046	—	(58)
KEPCO Philippines Holdings Inc.		224,385	321	—	63,550
KEPCO Philippines Corporation		2,987	4	—	120
KEPCO Ilijan Corporation		30,998	201	—	(2,228)
KEPCO Neimenggu International Ltd.		220,764	119	—	(266)
KEPCO Shanxi International Ltd.		779,800	350,253	—	(5,502)
KOMIPO Global Pte Ltd.		393,031	3,992	—	9,259
KEPCO Netherlands B.V.		143,789	57	—	2,936
KEPCO Australia Pty., Ltd.		389	174	—	(22)
KOSEP Australia Pty., Ltd.		57,023	1,117	19,672	7,192
KOMIPO Australia Pty., Ltd.		58,960	5,264	25,387	9,358
KOWEPO Australia Pty., Ltd.		100,454	38	17,109	4,864
KOSPO Australia Pty., Ltd.		42,150	5,311	17,109	3,666
KEPCO Middle East Holding Company		138,608	138,829	—	(7,010)
Qatrana Electric Power Company		528,581	170,136	30,432	22,596
KHNP Canada Energy Ltd.		247,213	24,175	—	316
KEPCO Bylong Australia Pty., Ltd.		47,486	562,939	—	17,442
Korea Waterbury Uranium Limited Partnership		25,002	64	—	(122)
KEPCO Holdings de Mexico		1,366	3,986	—	154
KST Electric Power Company, S.A.P.I. de C.V.		629,930	498,093	91,552	16,287
KEPCO Energy Service Company		4,733	3,683	15,711	328
KEPCO Netherlands S3 B.V.		77,919	18,595	—	1,706
PT. KOMIPO Pembangkitan Jawa Bali		17,032	3,540	21,982	1,074
PT. Cirebon Power Service		3,724	980	10,612	674
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		43,705	26,213	14,446	3,446
EWP America Inc. (*1)		60,246	2,993	25,064	11,990
KNF Canada Energy Limited		2,445	32	—	(70)
EWP Barbados 1 SRL		479,658	777	—	17,314
Gyeonggi Green Energy Co., Ltd.		236,006	306,417	71,149	(3,822)
PT. Tanggamus Electric Power		213,263	129,988	3,876	7,737
Gyeongju Wind Power Co., Ltd.		84,225	33,877	16,636	3,889
KOMIPO America Inc. (*2)		594,895	286,998	25,586	14,841
PT. EWP Indonesia		103,086	48	—	7,007
KEPCO Netherlands J3 B.V.		173,301	19,880	—	(1,183)
Korea Offshore Wind Power Co., Ltd.		342,516	129,083	43,562	8,209
Global One Pioneer B.V.		1,755,583	99	—	(261)
Global Energy Pioneer B.V.		398	99	—	(184)
Mira Power Limited		404,476	262,983	2,651	33,464
KOSEP Material Co., Ltd.		7,596	555	5,453	1,583
KEPCO KPS Philippines Corp.		7,853	1,326	8,123	967
KOSPO Chile SpA		191,746	86,580	—	5,074

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,882	2,323	559	39
Fujeij Wind Power Company		232,988	146,500	—	15,343
KOSPO Youngnam Power Co., Ltd.		330,664	220,060	315,616	3,322
Chitose Solar Power Plant LLC		84,332	77,481	15,122	2,674
KEPCO ES Co., Ltd.		336,045	23,142	9,516	6,320
KEPCO Solar Co., Ltd.		243,087	28,763	23,412	7,023
KOSPO Power Services Ltda.		12,674	10,361	16,919	403
Energy New Industry Specialized Investment Private Investment Trust (*3)		543,694	5,879	—	49,341
KOEN Bylong Pty., Ltd.		17	201	—	(18)
KOMIPO Bylong Pty., Ltd.		18	197	—	(8)
KOWEPO Bylong Pty., Ltd.		18	203	—	(24)
KOSPO Bylong Pty., Ltd.		193	453	—	(24)
EWP Bylong Pty., Ltd.		18	21	—	(4)
KOWEPO Lao International		21,202	1,085	12,712	5,021
KEPCO Mangilao Holdings LLC		97,123	49,828	844	1,764
Mangilao Investment LLC		208,610	19,622	—	(19,432)
KEPCO Mangilao Solar, LLC		213,916	741	17,346	2,961
Jeju Hanlim Offshore Wind Co., Ltd.		633,525	555,268	80,467	12,289
PT. Siborpa Eco Power		17,564	4,083	—	(62)
PT. Korea Energy Indonesia		8,462	5,142	8,227	760
KOLAT SpA		53,759	377	2,963	1,061
KEPCO California, LLC		50,809	7,248	672	(518)
KEPCO Mojave Holdings, LLC		95,077	88,595	—	(4,491)
Incheon Fuel Cell Co., Ltd.		212,662	217,098	75,963	(20,384)
KOEN Service Co., Ltd.		8,055	4,959	41,138	171
KOMIPO Service Co., Ltd.		11,114	6,010	40,652	1,560
KOWEPO Service Co., Ltd.		10,223	6,762	44,485	271
KOSPO Service Co., Ltd.		7,875	4,718	34,049	593
EWP Service Co., Ltd.		7,234	4,462	29,819	1,296
PT. KOMIPO Energy Indonesia		5,855	1,616	5,425	1,421
KNF partners Co., Ltd.		3,222	1,220	7,416	429
KOSPO USA Inc.		853,452	509	—	(5,976)
KOSPO Niles LLC		353,430	1,077	532	33,255
Tamra Offshore Wind Power Co., Ltd.		102,795	64,577	16,720	281
KEPCO MCS Co., Ltd.		63,700	54,752	280,479	(19,492)
KEPCO FMS Co., Ltd.		23,883	21,889	117,234	220
Firstkeepers Co., Ltd.		27,337	14,052	102,366	4,563
Secutec Co., Ltd.		18,000	12,273	81,175	431
SE Green Energy Co., Ltd.		120,726	92,633	38,335	(407)
Mangilao Intermediate Holdings LLC		212,243	119,591	—	(8,057)
KEPCO CSC Co., Ltd.		20,227	12,573	50,773	2,084
KOAK Power Limited		16,089	126	—	(170)
KOMIPO Europe B.V.		91,488	89	1,214	(3,124)
Haenanum Energy Fund		7,416	3	951	902
Paju Ecoenergy Co., Ltd.		60,776	2,791	16,199	1,477
Guam Ukudu Power LLC		922,687	793,769	31,801	(34,266)
K-SOLAR SHINAN Co., Ltd.		265,222	248,630	33,441	746

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,300	2,422	14,787	238
KEPCO E&C Service Co., Ltd.		10,278	2,208	16,789	1,321
Moha solar Co., Ltd.		25,401	26,861	—	985
Ogiri Solar Power Co., Ltd.		1,052	21	—	(22)
KHNP USA LLC		59,782	391	1,244	157
KOMIPO Vanphong Power Service LLC		35,596	5,201	30,289	7,091
Energy Innovation Fund I		43,596	1,194	—	(790)
KHNP Chile SpA		4,650	3,433	—	(48)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,379	1,237	208	44
Yeong Yang Corporation Co., Ltd.		1,356	1,227	204	40
SolarVader Co., Ltd.		1,368	1,230	206	42
Yeong Yang Innovation Co., Ltd.		1,356	1,227	200	36
Yeong Yang Horus Photovoltaic Co., Ltd.		1,337	1,228	192	28
Yeong Yang Solar Management Co., Ltd.		1,376	1,230	213	49
LSG Hydro Power Limited		350	4	—	(250)
KOEN Bio Co., Ltd.		1,371	925	1,872	(35)
KOMIPO Iberian Solar Group, S.L.U.		76,791	74,519	—	(6,552)
Jeongam Wind Power Co., Ltd.		68,826	59,308	8,189	(1,084)
KOWEPO Europe B.V.		51	4,036	—	(145)
Yeongdeok Sunrise Wind Power Co., Ltd.		109,860	84,334	11,908	(617)
KA Power Limited		6,373	3,258	—	(31)
Western Power Changgi Solar Co., Ltd.		38,918	32,572	6,485	(109)
EWP Australia Pty., Ltd.		54,134	461	—	(16,420)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		348,779	247,899	12,210	(22,288)
Digital Innovation Growth Fund		9,506	215	—	1,650
KEPCO Holding Company		201,433	197,847	—	(56)
KEPCO for Maintenance Company		4,522	1,307	8,920	3,889
KOSPO Trumbull LLC		466,732	—	—	359
Changjuk Wind Power Co., Ltd.		25,394	2,618	6,921	657
Chile Solar JV SpA		91,608	73,301	8,079	2,419
KEPCO KPS South Africa Pty., Ltd.		18,991	10,106	30,900	1,979
KOWEPO Holding Limited		21,077	1,072	—	11,875
KOSPO Rutile, LLC		50,508	112	373	557
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI - FZCO		389	—	—	(83)
EWP Yona America LLC		—	—	—	—
KOMIPO Middle East Energy L.L.C-FZ		1,327	380	—	(7)
Nuclear Energy Industry Growth Fund II		7,004	7	—	(3)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total Assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	72,508,359	47,082,862	13,447,880	567,267
Korea South-East Power Co., Ltd.		13,203,109	6,447,903	6,527,922	382,336
Korea Midland Power Co., Ltd.		14,849,596	9,513,087	7,088,426	225,196
Korea Western Power Co., Ltd.		13,309,836	7,708,730	6,193,922	361,725
Korea Southern Power Co., Ltd.		13,184,059	7,101,465	6,430,487	311,530
Korea East-West Power Co., Ltd.		12,287,969	5,592,569	5,322,832	467,885
KEPCO Engineering & Construction Company, Inc.		945,384	367,910	553,363	58,513
KEPCO Plant Service & Engineering Co., Ltd.		1,675,776	355,479	1,534,269	170,967
KEPCO Nuclear Fuel Co., Ltd.		1,060,367	562,604	397,595	48,061
KEPCO KDN Co., Ltd.		846,361	222,119	781,646	215,791
KEPCO International HongKong Ltd.		149,757	1,611	—	7,596
KEPCO International Philippines Inc.		13,720	78	—	40,427
KEPCO Gansu International Ltd.		8,233	693	—	(5)
KEPCO Philippines Holdings Inc.		202,810	173	—	49,999
KEPCO Philippines Corporation		2,990	4	—	120
KEPCO Ilijan Corporation		58,752	615	—	4,549
KEPCO Neimenggu International Ltd.		323,519	4,839	—	10,891
KEPCO Shanxi International Ltd.		811,971	366,377	—	13,677
KOMIPO Global Pte Ltd.		454,052	2,716	—	15,618
KEPCO Netherlands B.V.		155,632	109	—	4,237
KEPCO Australia Pty., Ltd.		226	—	—	(4,017)
KOSEP Australia Pty., Ltd.		55,461	7,847	31,935	10,139
KOMIPO Australia Pty., Ltd.		94,760	3,214	31,935	6,253
KOWEPO Australia Pty., Ltd.		93,353	2,736	31,935	4,978
KOSPO Australia Pty., Ltd.		39,606	3,221	31,935	8,768
KEPCO Middle East Holding Company		136,740	129,721	—	(7,668)
Qatrana Electric Power Company		554,387	207,773	28,465	24,062
KHNP Canada Energy Ltd.		180,220	20,431	—	506
KEPCO Bylong Australia Pty., Ltd.		45,420	552,861	—	(69,620)
Korea Waterbury Uranium Limited Partnership		20,773	62	—	(142)
KEPCO Holdings de Mexico		670	3,025	—	(1,032)
KST Electric Power Company, S.A.P.I. de C.V.		654,086	532,766	67,656	24,713
KEPCO Energy Service Company		2,257	1,198	9,361	146
KEPCO Netherlands S3 B.V.		81,554	19,084	—	978
PT. KOMIPO Pembangkitan Jawa Bali		18,014	3,684	21,567	969
PT. Cirebon Power Service		3,004	823	10,515	586
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,620	22,271	17,477	4,312
EWP America Inc. (*1)		49,381	3,120	14,888	332
KNF Canada Energy Limited		2,337	30	—	(67)
EWP Barbados 1 SRL		469,387	1,463	—	28,937
Gyeonggi Green Energy Co., Ltd.		160,060	226,650	60,769	(31,941)
PT. Tanggamus Electric Power		232,963	155,119	6,136	4,216
Gyeongju Wind Power Co., Ltd.		87,987	41,547	18,550	5,817
KOMIPO America Inc. (*2)		633,218	328,237	18,806	9,662
PT. EWP Indonesia		101,015	84	—	6,115
KEPCO Netherlands J3 B.V.		174,130	15,748	—	7,378
Korea Offshore Wind Power Co., Ltd.		336,687	131,463	41,489	14,607
Global One Pioneer B.V.		150	64	—	(130)
Global Energy Pioneer B.V.		363	69	—	(131)
Mira Power Limited		443,556	332,629	4,213	11,499
KOSEP Material Co., Ltd.		6,111	539	5,016	1,108
Commerce and Industry Energy Co., Ltd.		65,954	25,841	35,054	(3,638)
KEPCO KPS Philippines Corp.		6,403	594	7,372	422
KOSPO Chile SpA		186,200	83,705	—	(1,185)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,875	2,355	567	46
Fujeij Wind Power Company		245,967	171,610	—	14,962
KOSPO Youngnam Power Co., Ltd.		371,946	257,626	412,037	10,275
Chitose Solar Power Plant LLC		93,435	78,709	14,453	2,553
KEPCO ES Co., Ltd.		318,648	6,087	6,384	8,758
KEPCO Solar Co., Ltd.		240,555	29,240	20,788	6,210
KOSPO Power Services Ltda.		8,118	6,363	17,005	1,924
Energy New Industry Specialized Investment Private Investment Trust (*3)		483,585	3,358	—	22,608
KOEN Bylong Pty., Ltd.		15	165	—	(12)
KOMIPO Bylong Pty., Ltd.		15	172	—	(17)
KOWEPO Bylong Pty., Ltd.		15	168	—	(17)
KOSPO Bylong Pty., Ltd.		202	425	—	(57)
EWP Bylong Pty., Ltd.		15	13	—	2
KOWEPO Lao International		17,335	2,247	11,891	4,823
KEPCO Mangilao Holdings LLC		99,669	52,732	810	(7,804)
Mangilao Investment LLC		224,646	18	—	—
KEPCO Mangilao Solar, LLC		226,509	247	16,907	3,634
Jeju Hanlim Offshore Wind Co., Ltd.		590,613	524,640	10,872	(5,067)
PT. Siborpa Eco Power		13,877	3	—	(38)
PT. Korea Energy Indonesia		9,146	5,524	4,550	1,171
KOLAT SpA		49,452	406	2,880	1,090
KEPCO California, LLC		52,627	7,464	645	(507)
KEPCO Mojave Holdings, LLC		101,912	90,646	—	(3,950)
Incheon Fuel Cell Co., Ltd.		249,022	233,049	91,097	(5,805)
KOEN Service Co., Ltd.		10,072	7,186	39,482	323
KOMIPO Service Co., Ltd.		8,123	4,728	38,415	657
KOWEPO Service Co., Ltd.		8,422	6,678	40,875	314
KOSPO Service Co., Ltd.		7,199	4,593	32,422	949
EWP Service Co., Ltd.		5,291	3,851	27,101	27
PT. KOMIPO Energy Indonesia		5,177	1,273	6,433	874
KNF partners Co., Ltd.		2,875	1,182	6,700	286
KOSPO USA Inc.		725,984	321	—	(6,099)
KOSPO Niles LLC (formerly, Nambu USA LLC)		326,651	51	—	9,947
Tamra Offshore Wind Power Co., Ltd.		112,747	74,809	19,937	1,551
KEPCO MCS Co., Ltd.		94,305	67,881	292,011	(9,033)
KEPCO FMS Co., Ltd.		16,330	18,815	108,560	1,126
Firstkeepers Co., Ltd.		24,800	13,930	95,836	4,546
Secutec Co., Ltd.		17,416	11,980	78,011	1,968
SE Green Energy Co., Ltd.		126,012	93,330	41,251	178
Mangilao Intermediate Holdings LLC		230,079	126,833	—	(1,277)
KEPCO CSC Co., Ltd.		17,430	11,516	49,443	2,944
KOAK Power Limited		16,961	322	—	(75)
KOMIPO Europe B.V.		84,899	123	890	(6,403)
Haenanum Energy Fund		7,415	3	493	445
Paju Ecoenergy Co., Ltd.		61,836	2,635	16,306	697
Guam Ukudu Power LLC		940,137	960,812	112,782	(39,280)
K-SOLAR SHINAN Co., Ltd.		279,204	263,030	34,148	907

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,264	2,298	14,053	487
KEPCO E&C Service Co., Ltd.		8,437	1,738	16,861	1,578
Moha solar Co., Ltd.		25,946	28,391	—	(273)
Ogiri Solar Power Co., Ltd.		1,077	21	77	55
KHNP USA LLC		2,170	400	1,196	186
KOMIPO Vanphong Power Service LLC		39,147	3,592	26,235	9,951
Energy Innovation Fund I		40,554	894	—	(899)
KHNP Chile SpA		6,081	4,818	—	(60)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,422	1,324	194	(4)
Yeong Yang Corporation Co., Ltd.		1,403	1,314	190	(12)
SolarVader Co., Ltd.		1,413	1,317	195	(12)
Yeong Yang Innovation Co., Ltd.		1,407	1,314	188	1
Yeong Yang Horus Photovoltaic Co., Ltd.		1,395	1,314	184	(3)
Yeong Yang Solar Management Co., Ltd.		1,415	1,318	198	(23)
LSG Hydro Power Limited		629	12	—	(187)
KOEN Bio Co., Ltd.		1,179	683	1,570	90
KOMIPO Iberian Solar Group, S.L.U.		76,858	69,709	—	(3,786)
Jeongam Wind Power Co., Ltd.		70,772	60,170	7,094	(2,113)
KOWEPO Europe B.V.		35	3,511	—	(181)
Yeongdeok Sunrise Wind Power Co., Ltd.		112,863	87,437	7,717	3,555
KA Power Limited		6,620	3,375	—	(207)
Western Power Changgi Solar Co., Ltd.		43,393	36,938	6,461	321
EWP Australia Pty., Ltd.		67,756	358	—	12,457
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		342,603	222,480	8,349	20,622
Digital Innovation Growth Fund		11,989	172	—	1,745
J Wind First, LLC		54,456	54,456	2,992	—
KEPCO Holding Company		3,727	—	—	(35)
KEPCO for Maintenance Company		12,192	10,078	2,726	1,838
KOSPO Trumbull LLC		336,425	—	—	—
Changjuk Wind Power Co., Ltd.		25,434	2,815	5,983	686
Chile Solar JV SpA		96,796	81,288	9,862	(5,411)
KEPCO KPS South Africa Pty., Ltd.		10,784	4,688	19,713	266
KOWEPO Holding Limited		9,108	888	—	7,679
KOSPO Rutile, LLC		147	—	—	—
Sprott Chile Solar I SpA		8,682	27	—	1

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of December 31, 2025 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of December 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule without the lender’s prior written consent is restricted. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of December 31, 2025, the Group has following commitments unrecognized in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-company eliminations as of and for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won
As of and for the year ended December 31, 2025
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	30,284	987,560	540,208	1,285,167	2,843,219
Non-current assets		714	700,200	343,310	4,508,792	5,553,016
Current liabilities		(201)	(344,162)	(253,981)	(1,025,572)	(1,623,916)
Non-current liabilities		—	(6,569)	(4,571)	(2,594,928)	(2,606,068)
Net assets		30,797	1,337,029	624,966	2,173,459	4,166,251
Book value of non-controlling interests		15,091	655,144	304,734	178,033	1,153,002
Sales		—	1,545,256	518,768	1,157,679	3,221,703
Profit (loss) for the period		(2,228)	123,796	85,368	108,860	315,796
Profit for the period attributable to non-controlling interests		(1,092)	60,660	41,625	20,545	121,738
Cash flows from operating activities		(1,752)	136,753	26,999	378,589	540,589
Cash flows from investing activities		22	30,866	(7,722)	(111,354)	(88,188)
Cash flows from financing activities before dividends to non-controlling interests		(24,464)	(70,264)	(20,479)	(202,212)	(317,419)
Dividends to non-controlling interests		—	(54,441)	(18,530)	(9,342)	(82,313)
Effect of exchange rate fluctuation		(1,603)	(670)	(35)	(4,794)	(7,102)
Net increase (decrease) in cash and cash equivalents		(27,797)	42,244	(19,767)	50,887	45,567

In millions of won
As of and for the year ended December 31, 2024
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	58,291	1,033,936	568,226	1,284,969	2,945,422
Non-current assets		461	641,840	377,158	4,814,101	5,833,560
Current liabilities		(280)	(341,918)	(359,629)	(1,282,746)	(1,984,573)
Non-current liabilities		(335)	(13,561)	(8,281)	(2,578,521)	(2,600,698)
Net assets		58,137	1,320,297	577,474	2,237,803	4,193,711
Book value of non-controlling interests		28,487	646,946	281,576	490,588	1,447,597
Sales		—	1,534,269	553,363	1,032,246	3,119,878
Profit for the period		4,549	170,967	58,513	120,682	354,711
Profit for the period attributable to non-controlling interests		2,229	83,774	28,531	15,736	130,270
Cash flows from operating activities		5,034	538,151	46,528	345,168	934,881
Cash flows from investing activities		—	(379,243)	(31,761)	(195,587)	(606,591)
Cash flows from financing activities before dividends to non-controlling interests		(64,696)	(63,535)	(11,104)	(161,447)	(300,782)
Dividends to non-controlling interests		(36,759)	(47,584)	(9,552)	(43,321)	(137,216)
Effect of exchange rate fluctuation		12,321	1,362	447	28,762	42,892
Net increase (decrease) in cash and cash equivalents		(84,100)	49,151	(5,442)	(26,425)	(66,816)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Acquisition cost	~~W~~	101,885	101,761
Less: accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,303	99,179

(ii)	Changes in goodwill for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,761	—	—	—	124	101,885
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,179	—	—	—	124	99,303

In millions of won	For the year ended December 31, 2024
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,738	—	—	—	23	101,761
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,156	—	—	—	23	99,179

(8)	Disposals of subsidiaries

During the year ended December 31, 2025, the Group sold a portion of its stake in Commerce and Industry Energy Co., Ltd. and reclassified it from a subsidiary to an associate. The Group has completed the liquidation process of J Wind First, LLC and SPROTT CHILE SOLAR I SpA for the year ended December 31, 2025. The Group has completed the liquidation process of PT. KOWEPO Sumsel Operation and Maintenance Services and KEPCO Lebanon SARL for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*9)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,283,535
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	31,642
Gangwon Wind Power Co., Ltd. (*1)	Power generation	Korea	15.00%		5,725	12,373
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	86,549
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	262,069
Taebaek Guinemi Wind Power Co., Ltd. (*26)	Power generation	Korea	67.25%		12,637	14,877
Daeryun Power Co., Ltd. (*1)	Power generation	Korea	6.85%		46,373	34,475
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	1,687
SPC Power Corporation (*27)	Power generation	Philippines	38.00%		20,635	107,067
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	812,292
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	162,112
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	36,516
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	731,714
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	65,612
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	4,399
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	276,085
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	227,683
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	148,586
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	274
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	102,321
Jinbhuvish Power Generation Pvt. Ltd. (*1)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,355
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	286,796
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,417
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	1,711
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	965
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		9,480	14,892
Energy Infra Asset Management Co., Ltd. (*31)	Asset management	Korea	9.90%		297	1,399
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	31
Nepal Water & Energy Development Company Private Limited (*6, 29)	Construction and operation of utility plant	Nepal	66.10%		110,332	192,705
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	23,781
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,938
Hyundai Eco Energy Co., Ltd. (*1)	Power generation	Korea	19.00%		3,610	9,159
YeongGwang Yaksu Wind Electric Co., Ltd. (*1)	Power generation	Korea	9.63%		533	61
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	230
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	139
ITR Co., Ltd. (*29, 30)	R & D	Korea	8.03%		50	—
STN Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	354
Indeck Niles Development, LLC	Power generation	USA	50.00%		249,274	363,675
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	55
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,047	6,059
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	801
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,236
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	5,479
SureDataLab Co., Ltd.(*29)	R & D	Korea	0.35%		126	3
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*11)	R & D	Korea	16.16%		38	291
Tronix Co., Ltd. (*11)	R & D	Korea	12.50%		75	65

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
O2&B Global Co., Ltd.	R & D	Korea	20.00%	~~W~~	25	—
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,778
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	27.31%		11,214	7,569
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,926
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	16,913
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	12,977
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	—
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	1,135
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	8,093
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	696
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	9,477
KPE Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	9,096
G.GURU Co., Ltd.(*29)	R & D	Korea	14.42%		493	—
UD4M Co., Ltd. (*8)	R & D	Korea	12.50%		75	120
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	523
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	683
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	—
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	9,205
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	26,456
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	15,829
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	29.00%		1,411	325
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	13,406
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,714
Saemangeum Sebit Power Plant Co., Ltd. (*10)	Power generation	Korea	55.14%		21,037	37,662
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*7)	Power generation	Indonesia	10.00%		26,710	94,005
Green Radiation Co., Ltd. (*11,39)	R & D	Korea	8.74%		20	20
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	20
Eco Motion Co., Ltd.	R & D	Korea	20.00%		90	334
REC’s Innovation Co., Ltd. (*31)	R & D	Korea	11.04%		81	197
ACE	R & D	Korea	20.00%		25	4
Environment and Energy Co., Ltd. (*11)	R & D	Korea	10.54%		11	1
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	8,008
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	851
Power Embedded	R & D	Korea	23.33%		70	57
Changwon SG Energy Co., Ltd. (*11)	Power generation	Korea	18.78%		900	673
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	295
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	4,209
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	5,776
Songsan Green Energy Co., Ltd. (*6)	Power generation	Korea	60.00%		8,400	11,450
SkyPic Inc.	R & D	Korea	20.00%		26	30
HyChangwon Fuel Cell. Co., Ltd.	Power generation	Korea	40.00%		9,396	8,643
Dreams Co.,Ltd. (*11)	R & D	Korea	11.00%		11	3
DEEPAI Co.,Ltd. (*11, 36)	R & D	Korea	1.20%		11	8
Amaala Sustainable Company for Energy LLC (*7)	Power generation	Saudi Arabia	10.00%		18	18
Remal First Holding Company	Holding company	Saudi Arabia	30.00%		1	—
Naseem First Holding Company	Holding company	Saudi Arabia	30.00%		1	—
Cheonwang Green Energy Co., Ltd.	Power generation	Korea	40.00%		652	494
Namjeju Bitdream Energy Co., Ltd.	Power generation	Korea	50.00%		5,325	5,260
Jeju Bukchon BESS Power Plant Co., Ltd.	Power generation	Korea	41.00%		3,690	2,480
Commerce and Industry Energy Co., Ltd.	Power generation	Korea	24.46%		498	498
KI Tech Co., Ltd.	R & D	Korea	24.70%		247	171
Enlight Energy Advanced Industry Venture Fund	Holding company	Korea	28.00%		3,150	3,150
Gunsan Green Energy Co., Ltd.	Power generation	Korea	42.63%		2,043	2,043

				~~W~~	3,408,649	6,851,456

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	82,230
Shuweihat Asia Operation & Maintenance Company (*12)	Maintenance of utility plant	Cayman	55.00%		30	2,837
Waterbury Lake Uranium L.P. (*13,29)	Resources development	Canada	29.45%		24,985	28,576
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	20,491
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	16,672
KV Holdings, Inc. (*27)	Power generation	Philippines	40.00%		2,103	6,374
KEPCO SPC Power Corporation (*12,27)	Construction and operation of utility plant	Philippines	60.00%		94,579	119,443
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	8,029
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	49,501
Rabigh Electricity Company(*13)	Power generation	Saudi arabia	40.00%		109,743	285,805
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	10,091
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,277
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	22,365
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,260
Global Trade Of Power System Co., Ltd. (*14)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	708
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	4,658
Amman Asia Electric Power Company (*12)	Power generation	Jordan	60.00%		111,476	274,751
KAPES, Inc. (*12)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,898
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	6,404
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,703
Yeonggwangbaeksu Wind Power Co., Ltd. (*14)	Power generation	Korea	15.00%		3,000	3,835
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	566,700
Kelar S.A. (*12)	Power generation	Chile	65.00%		78,060	153,294
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	98,221
Incheon New Power Co., Ltd. (*16)	Power generation	Korea	29.00%		461	455
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	14,565
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	25,095
Barakah One Company (*17)	Power generation	UAE	18.00%		1,794,166	1,672,507
Nawah Energy Company (*17)	Operation of utility plant	UAE	18.00%		296	392
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	106
Daegu Green Power Co., Ltd. (*18)	Power generation	Korea	29.00%		46,225	31,119
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	29,258
Chester Solar IV SpA (*15)	Power generation	Chile	90.00%		2,776	5,349
Chester Solar V SpA (*15)	Power generation	Chile	90.00%		634	756
Diego de Almagro Solar SpA (*15)	Power generation	Chile	90.00%		2,902	4,920
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,675
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	21,755
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	80,631
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,831
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	54,825
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	8,137
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,870
Laurel SpA (*15)	Power generation	Chile	90.00%		2,156	3,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*14)	Power generation	Australia	12.37%		4,095	906
Cheong-Song Noraesan Wind Power Co., Ltd. (*13)	Power generation	Korea	29.01%		3,200	4,120
Chester Solar I SpA (*15)	Power generation	Chile	90.00%		1,316	3,417
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	61,113
Saemangeum Solar Power Co., Ltd. (*19)	Power generation	Korea	81.01%		26,400	23,123
Chungsongmeon BongSan wind power Co., Ltd. (*14)	Power generation	Korea	29.00%		2,900	2,304
Jaeun Resident Wind Power Plant Co., Ltd. (*14)	Power generation	Korea	29.00%		2,494	—
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	27,150

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%	~~W~~	2,940	3,151
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	15,131
HORUS SOLAR, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		5,068	2,645
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		3,678	4,602
SUNMEX RENOVABLES, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		1,678	3,405
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	18,062
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	26,553
Yeongam Solar Power Co., Ltd. (*14)	Power generation	Korea	19.00%		6,460	12,215
Samsu Wind Power Co., Ltd. (*14)	Power generation	Korea	19.00%		2,637	3,310
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		44,545	56,997
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		22,636	11,001
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*12)	Holding company	Korea	90.00%		14,325	15,023
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	225,828
Cheongna Energy Co., Ltd. (*19)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	67,846
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	59,242
Boim Combined Heat and Power Generation Co., Ltd. (*21)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	494,403
KAS INVESTMENT I LLC (*13)	Holding company	USA	29.89%		23,437	13
KAS INVESTMENT II LLC (*13)	Holding company	USA	29.89%		23,343	13
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,629
CAES, LLC	Holding company	USA	36.00%		19,414	18,098
Hapcheon Floating Photovoltaic Power Plant Inc. (*14)	Power generation	Korea	49.00%		7,512	12,792
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,351
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	—
Pulau Indah O&M Sdn. Bhd. (*14)	Power generation	Malaysia	40.00%		—	62
Guadalupe Solar SpA (*22)	Power generation	Chile	60.00%		1,397	2,277
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	12,204
Foresight Iberian Solar Group Holding, S.L. (*22)	Power generation	Spain	75.00%		10,564	—
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	631
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	408
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	11,017
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,822
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	7,538
KEPCO KPS CARABAO Corp. (*16)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,664
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	18,238
Gunsan Land Solar Co., Ltd. (*22,28)	Power generation	Korea	75.29%		19,091	23,822
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
Pyeongchang Wind Power Co., Ltd. (*25)	Power generation	Korea	58.00%		9,329	12,851
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	11,625
Changwon Nu-ri Energy Co., Ltd. (*14)	Fuel cell generation	Korea	61.00%		8,095	9,486
PungBack Wind Farm Corporation (*24)	Power generation	Korea	32.89%		7,885	6,367
Trumbull Asset Management, LLC (*25)	Holding company	USA	78.00%		1	1,228
S-Power Chile SpA	Power generation	Chile	50.00%		127	538
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	12,457
Seobusambo highway photovoltaics Co., Ltd. (*23)	Power generation	Korea	80.00%		3,020	3,524
Yangyang Suri Wind Power Co., Ltd.(*13)	Power generation	Korea	29.00%		10,498	9,568
KEPCO for Power Company (*32)	Power generation	Saudi arabia	60.00%		3,083	12,983
Taebaek Wind Power Co., Ltd. (*33)	Power generation	Korea	60.00%		11,494	12,637
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	6,874
Jeongeup Green Power Co., Ltd. (*34)	Power generation	Korea	44.86%		9,600	6,724
Hadong E-factory Co., Ltd.(*13)	Power generation	Korea	29.99%		350	340
Namyangju Combined Heat and Power Co., Ltd. (*35)	Generating and distributing vapor and hot/cold water	Korea	70.10%		149,313	147,146
Samcheok Eco Materials Co., Ltd. (*37)	Recycling fly ashes	Korea	25.54%		686	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	—
Fairhaven Energy Storage LLC	Power generation	USA	35.00%		1,505	—
Rutile BESS Holdings, LLC	Holding company	USA	50.00%		21,572	19,099
Trumbull Development Partners, LLC(*38)	Holding company	USA	56.23%		415,467	439,268
Imha Floating Photovoltaic Power Plant Inc.(*13)	Power generation	Korea	49.00%		7,174	5,627
EDFR KOWEPO AJBAN PV HOLDING LIMITED	Holding company	UAE	50.00%		1	854
Roof One Energy Co., Ltd.	Holding company	Korea	48.00%		2,000	1,933
Taean Haetdeulwon Solar Power Co., Ltd.	Power generation	Korea	45.00%		7,992	8,637
Haetbyeotgil Solar Power Co., Ltd.	Power generation	Korea	30.00%		704	732
Seongseo Neulpureun Energy Co., Ltd.	Power generation	Korea	49.80%		797	681
Luluah SKY Energy Holding Ltd. (*34)	Power generation	Qatar	15.00%		103	63
KES Yona Holdings LLC (*38)	Holding company	USA	80.00%		—	—
Siraj AlTaqa AlNazifa	Power generation	Saudi Arabia	20.00%		—	—
Nour Ibri Solar Power Company	Power generation	Oman	30.77%		364	373
Lucy Equity Holdings, LLC	Power generation	Oman	20.00%		9,612	—
					4,950,644	6,512,332

				~~W~~	8,359,293	13,363,788

(*1)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*8)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*9)	The effective percentage of ownership is 21.66%, considering hybrid bonds.
(*10)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*11)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the entity.
(*12)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

(*13)

The effective percentage of ownership is less than 50%. However, the investment is classified as a joint venture because decisions regarding significant financial and operating policies require the unanimous consent of all parties sharing control.

(*14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*15)

Although the Group holds majority of shares in the entities marked above by acquiring additional shares for the year ended December 31, 2024, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

(*16)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*17)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*18)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*19)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*20)

The effective percentage of ownership is less than 50%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*21)

According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*22)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*23)	Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.
(*24)	The effective percentage of ownership is 37%, considering potential common stock.
(*25)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*26)

The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*27)

The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2025.

(*28)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 53.83%, as the Group has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*29)	During the period ended December 31, 2025, the Group’s ownership interest in the entity changed due to a disproportionate capital increase by the financial investors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

(*30)

Although the Group’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Group has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Group has the right to elect the entity’s directors.

(*31)

Although the Group’s effective percentage of ownership is less than 20%, the Group can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(*32)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement.

(*33)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies due to the joint shareholders’ agreement.

(*34)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the Group can exercise significant influence on the entity due to the Group’s contractual right to appoint a director to the entity’s board of directors and the minimum number of the entity’s board of directors members required to agree for making decision on material financial and operational policies in accordance with the joint shareholders’ agreement .

(*35)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(*36)	The effective ownership interest is 1.32%, considering convertible redeemable preferred shares.

(*37)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 2024.

(*38)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of the representative committee due to the shareholders’ agreement.

(*39)	The effective ownership interest is 10%, considering convertible redeemable preferred shares.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*9)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,289,304
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	30,177
Gangwon Wind Power Co., Ltd. (*1)	Power generation	Korea	15.00%		5,725	11,693
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	87,393
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	273,962
Taebaek Guinemi Wind Power Co., Ltd. (*26)	Power generation	Korea	67.25%		12,637	13,559
Daeryun Power Co., Ltd. (*1)	Power generation	Korea	6.85%		46,373	31,093
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,165
SPC Power Corporation (*27)	Power generation	Philippines	38.00%		20,635	107,574
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	728,338
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	157,530
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	39,268
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	717,376
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,065
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,735
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,542
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,814
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	360
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	91,351
Jinbhuvish Power Generation Pvt. Ltd. (*1)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,490
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	279,432
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,535
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	2,334
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	674
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		11,210	13,353
Energy Infra Asset Management Co., Ltd. (*31)	Asset management	Korea	9.90%		297	1,268
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	162
Nepal Water & Energy Development Company Private Limited (*6)	Construction and operation of utility plant	Nepal	68.88%		110,332	170,955
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,217
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,735
Hyundai Eco Energy Co., Ltd. (*1)	Power generation	Korea	19.00%		3,610	8,493
YeongGwang Yaksu Wind Electric Co., Ltd. (*1)	Power generation	Korea	9.63%		533	41
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	—
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	197
ITR Co., Ltd. (*30)	R & D	Korea	8.70%		50	—
STN Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	407

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC	Power generation	USA	50.00%	~~W~~	249,274	370,970
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,108	6,119
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	914
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	5,301
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	48
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*11)	R & D	Korea	16.16%		38	212
Tronix Co., Ltd. (*11)	R & D	Korea	12.50%		75	146
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	—
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,772
Bigeum Resident Photovoltaic Power Co., Ltd. (*29)	Power generation	Korea	27.31%		11,214	7,908
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	16,137
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	13,701
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	250
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	1,030
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,267
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	617
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	8,298
KPE Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	8,230
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	34
UD4M Co., Ltd. (*8)	R & D	Korea	12.50%		75	121
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	512
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	579
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	23
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	22,909
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	17,672
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	29.00%		1,411	603
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	11,301
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	1,950
Saemangeum Sebit Power Plant Co., Ltd. (*10)	Power generation	Korea	55.14%		21,037	37,110
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*7)	Power generation	Indonesia	10.00%		26,710	96,846
Green Radiation Co., Ltd. (*11)	R & D	Korea	9.00%		20	—
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	22
Eco Motion Co., Ltd.	R & D	Korea	20.00%		90	229
REC’s Innovation Co., Ltd. (*31)	R & D	Korea	11.04%		81	155
ACE	R & D	Korea	20.00%		25	5
Environment and Energy Co., Ltd. (*11)	R & D	Korea	10.54%		11	3
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	6,961
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	846
Power Embedded	R & D	Korea	23.33%		70	68
Changwon SG Energy Co., Ltd. (*11)	Power generation	Korea	18.78%		900	682
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	281
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	3,808
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,810
Songsan Green Energy Co., Ltd. (*6)	Power generation	Korea	60.00%		8,400	7,908
SkyPic Inc.	R & D	Korea	20.00%		26	26
HyChangwon Fuel Cell. Co., Ltd.	Power generation	Korea	40.00%		9,396	9,278
Dreams Co.,Ltd. (*11)	R & D	Korea	11.00%		11	11
DEEPAI Co.,Ltd. (*11, 36)	R & D	Korea	1.20%		11	11
Amaala Sustainable Company for Energy LLC (*7)	Power generation	Saudi Arabia	10.00%		18	18

				~~W~~	3,394,833	6,704,754

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	86,450
Shuweihat Asia Operation & Maintenance Company (*12)	Maintenance of utility plant	Cayman	55.00%		30	2,138
Waterbury Lake Uranium L.P. (*13)	Resources development	Canada	29.68%		20,753	23,756
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	16,936
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	15,069
KV Holdings, Inc. (*27)	Power generation	Philippines	40.00%		2,103	6,921
KEPCO SPC Power Corporation (*12,27)	Construction and operation of utility plant	Philippines	60.00%		94,579	159,139
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	7,919
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,325
Rabigh Electricity Company(*13)	Power generation	Saudi arabia	40.00%		109,743	269,893
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	8,311
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,616
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,758
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,993
Global Trade Of Power System Co., Ltd. (*14)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	696
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,771
Amman Asia Electric Power Company (*12)	Power generation	Jordan	60.00%		111,476	268,864
KAPES, Inc. (*12)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,833
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	6,054
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,599
Yeonggwangbaeksu Wind Power Co., Ltd. (*14)	Power generation	Korea	15.00%		3,000	3,729
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	563,079
Kelar S.A. (*12)	Power generation	Chile	65.00%		78,060	152,367
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,580
Incheon New Power Co., Ltd. (*16)	Power generation	Korea	29.00%		461	302
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	15,456
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	21,327
Barakah One Company (*17)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*17)	Operation of utility plant	UAE	18.00%		296	392
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	195
Daegu Green Power Co., Ltd. (*18)	Power generation	Korea	29.00%		46,225	30,513
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	26,146
Chester Solar IV SpA (*15)	Power generation	Chile	90.00%		2,776	1,452
Chester Solar V SpA (*15)	Power generation	Chile	90.00%		634	262
Diego de Almagro Solar SpA (*15)	Power generation	Chile	90.00%		2,902	1,700
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,760
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	25,331
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	89,780
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,622
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	59,806
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	8,119
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,857
Laurel SpA (*15)	Power generation	Chile	90.00%		2,156	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*14)	Power generation	Australia	12.37%		4,095	1,149
Cheong-Song Noraesan Wind Power Co., Ltd. (*13)	Power generation	Korea	29.01%		3,200	4,317
Chester Solar I SpA (*15)	Power generation	Chile	90.00%		1,316	1,649
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	63,695
Saemangeum Solar Power Co., Ltd. (*19)	Power generation	Korea	81.01%		26,400	23,277
Chungsongmeon BongSan wind power Co., Ltd. (*14)	Power generation	Korea	29.00%		2,900	2,590
Jaeun Resident Wind Power Plant Co., Ltd. (*14)	Power generation	Korea	29.00%		2,494	2,045
DE Energia SpA	Power generation	Chile	49.00%		8,364	11,062
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,867

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%	~~W~~	2,940	3,230
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	11,640
HORUS SOLAR, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		5,068	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		3,678	4,452
SUNMEX RENOVABLES, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		1,678	1,687
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	16,459
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	22,793
Yeongam Solar Power Co., Ltd. (*14)	Power generation	Korea	19.00%		6,460	11,828
Samsu Wind Power Co., Ltd. (*14)	Power generation	Korea	19.00%		2,637	2,851
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,857	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*12)	Holding company	Korea	90.00%		14,848	15,496
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	207,565
Cheongna Energy Co., Ltd. (*19)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	46,158
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	48,031
Boim Combined Heat and Power Generation Co., Ltd. (*21)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		258,011	465,349
KAS INVESTMENT I LLC (*13)	Holding company	USA	29.89%		23,437	6,078
KAS INVESTMENT II LLC (*13)	Holding company	USA	29.89%		23,343	6,040
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,322
CAES, LLC	Holding company	USA	36.00%		19,414	20,659
Hapcheon Floating Photovoltaic Power Plant Inc. (*14)	Power generation	Korea	49.00%		7,512	11,334
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,160
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	—
Pulau Indah O&M Sdn. Bhd. (*14)	Power generation	Malaysia	40.00%		—	—
Guadalupe Solar SpA (*22)	Power generation	Chile	60.00%		1,397	781
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,859
Foresight Iberian Solar Group Holding, S.L. (*22)	Power generation	Spain	75.00%		10,564	—
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	890
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	333
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	10,636
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,715
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	7,840
KEPCO KPS CARABAO Corp. (*16)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,559
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,768
Gunsan Land Solar Co., Ltd. (*22,28)	Power generation	Korea	75.29%		19,091	23,163
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	11,038
Pyeongchang Wind Power Co., Ltd. (*25)	Power generation	Korea	58.00%		9,329	12,147
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	11,613
Changwon Nu-ri Energy Co., Ltd. (*14)	Fuel cell generation	Korea	61.00%		8,095	7,658
PungBack Wind Farm Corporation (*24)	Power generation	Korea	32.89%		7,885	7,760
Trumbull Asset Management, LLC (*25)	Holding company	USA	78.00%		1	1,297
S-Power Chile SpA	Power generation	Chile	50.00%		127	159
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	12,745
Seobusambo highway photovoltaics Co., Ltd. (*23)	Power generation	Korea	80.00%		3,020	3,309

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.(*13)	Power generation	Korea	29.00%	~~W~~	10,498	8,643
KEPCO for Power Company (*32)	Power generation	Saudi arabia	60.00%		3,083	17,906
Taebaek Wind Power Co., Ltd. (*33)	Power generation	Korea	60.00%		11,494	14,759
Jeonju Bio Green Energy Co., Ltd.(*22)	Power generation	Korea	65.00%		3,250	2,566
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,841
Jeongeup Green Power Co., Ltd. (*34)	Power generation	Korea	44.86%		9,600	8,846
Hadong E-factory Co., Ltd.(*13)	Power generation	Korea	29.99%		350	344
Namyangju Combined Heat and Power Co., Ltd. (*35)	Generating and distributing vapor and hot/cold water	Korea	70.10%		53,977	51,768
Samcheok Eco Materials Co., Ltd. (*37)	Recycling fly ashes	Korea	25.54%		686	—
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	1,392
Fairhaven Energy Storage LLC	Power generation	USA	35.00%		1,505	—
Rutile BESS Holdings, LLC	Holding company	USA	50.00%		106	1
Trumbull Development Partners, LLC	Holding company	USA	56.23%		304,836	355,379
Imha Floating Photovoltaic Power Plant Inc.(*13)	Power generation	Korea	49.00%		7,174	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED	Holding company	UAE	50.00%		1	85
Roof One Energy Co., Ltd.	Holding company	Korea	48.00%		2,000	2,000
					2,880,964	4,581,340

				~~W~~	6,275,797	11,286,094

(*1)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*8)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*9)	The effective percentage of ownership is 21.66%, considering hybrid bonds.

(*10)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*11)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the entity.

(*12)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

(*13)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.

(*14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.

(*15)

Although the Group holds majority of shares in the entities marked above by acquiring additional shares for the year ended December 31, 2024, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

(*16)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*17)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

(*18)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.

(*19)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*20)

The effective percentage of ownership is less than 50%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*21)

According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*22)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*23)	Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(*24)	The effective percentage of ownership is 37%, considering potential common stock.

(*25)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*26)

The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*27)

The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2024.

(*28)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as the Group has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*29)	During the year ended December 31, 2024, the long-term loan to Bigeum Resident Photovoltaic Power Co., Ltd. was converted into equity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows, continued:

(*30)

Although the Group’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Group has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Group has the right to elect the entity’s directors.

(*31)

Although the Group’s effective percentage of ownership is less than 20%, the Group can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(*32)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement.

(*33)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies due to the joint shareholders’ agreement.

(*34)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the Group can exercise significant influence on the entity due to the Group’s contractual right to appoint a director to the entity’s board of directors and the minimum number of the entity’s board of directors members required to agree for making decision on material financial and operational policies in accordance with the joint shareholders’ agreement .

(*35)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(*36)	The effective ownership interest is 1.32%, considering convertible redeemable preferred shares.

(*37)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair values of investments in associates which are actively traded in an open market as of December 31, 2025 and 2024 are as follows:

In millions of won
Investees	As of December 31, 2025		As of December 31, 2024
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	98,511	88,489
Korea Gas Corporation		742,770	655,830
SPC Power Corporation		134,901	130,063
PT. Bayan Resources TBK		8,959,467	12,298,501

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won
For the year ended December 31, 2025
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,289,304	—	—	(27,500)	28,811	(5,964)	(1,116)	2,283,535
Korea Electric Power Industrial Development Co., Ltd.		30,177	—	—	(3,470)	4,779	—	156	31,642
Gangwon Wind Power Co., Ltd.		11,693	—	—	(1,420)	2,100	—	—	12,373
Hyundai Green Power Co., Ltd.		87,393	—	—	(3,555)	2,678	—	33	86,549
Korea Power Exchange		273,962	—	—	—	(5,173)	—	(6,720)	262,069
Taebaek Guinemi Wind Power Co., Ltd.		13,559	—	—	—	1,318	—	—	14,877
Daeryun Power Co., Ltd.		31,093	—	—	—	3,381	—	1	34,475
KNH Solar Co., Ltd.		2,165	—	—	(108)	(370)	—	—	1,687
SPC Power Corporation		107,574	—	—	(16,876)	20,767	(4,398)	—	107,067
Gemeng International Energy Co., Ltd.		728,338	—	—	(19,510)	87,732	15,732	—	812,292
PT. Cirebon Electric Power		157,530	—	—	—	8,270	(3,688)	—	162,112
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
PT Wampu Electric Power		39,268	—	—	(3,928)	1,699	(523)	—	36,516
PT. Bayan Resources TBK		717,376	—	—	(109,528)	142,742	(18,784)	(92)	731,714
S-Power Co., Ltd.		180,372	—	—	—	19,962	1	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		73,065	—	—	—	(4,845)	(2,608)	—	65,612
PT. Mutiara Jawa		5,735	—	—	(850)	(188)	(298)	—	4,399
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		284,542	—	—	—	(8,457)	—	—	276,085
Gangneung Eco Power Co., Ltd.		241,814	—	—	—	(14,131)	—	—	227,683
Shin Pyeongtaek Power Co., Ltd.		139,059	—	—	—	9,523	—	4	148,586
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		360	—	—	(104)	18	—	—	274
Dongducheon Dream Power Co., Ltd.		91,351	—	—	—	10,975	—	(5)	102,321
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,490	—	—	—	(135)	—	—	1,355
GS Donghae Electric Power Co., Ltd.		279,432	—	—	(12,029)	19,675	—	(282)	286,796
Daegu Photovoltaic Co., Ltd.		2,535	—	—	(443)	325	—	—	2,417
Busan Green Energy Co., Ltd.		2,334	—	—	—	(636)	—	13	1,711
Hansuwon KNP Co., Ltd.		674	—	—	(13)	304	—	—	965
Korea Electric Power Corporation Fund		13,353	—	(1,730)	—	3,459	(190)	—	14,892
Energy Infra Asset Management Co., Ltd.		1,268	—	—	—	131	—	—	1,399
YaksuESS Co., Ltd.		162	—	—	—	(131)	—	—	31
Nepal Water & Energy Development Company Private Limited		170,955	—	—	—	25,028	(3,278)	—	192,705
Gwangyang Green Energy Co., Ltd.		24,217	—	—	—	(436)	—	—	23,781
PND solar Co., Ltd.		1,735	—	—	—	203	—	—	1,938
Hyundai Eco Energy Co., Ltd.		8,493	—	—	(578)	1,244	—	—	9,159
YeongGwang Yaksu Wind Electric Co., Ltd.		41	—	—	—	20	—	—	61
Green Energy Electricity Generation Co., Ltd.		—	—	—	—	230	—	—	230
Korea Energy Solutions Co., Ltd.		197	—	—	—	(58)	—	—	139
ITR Co., Ltd.		—	—	—	—	(41)	—	41	—
STN Co., Ltd.		407	—	—	—	(53)	—	—	354
Indeck Niles Development, LLC		370,970	—	—	(37,126)	60,484	(30,653)	—	363,675
Indeck Niles Asset Management, LLC		60	—	—	(410)	406	(1)	—	55
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,119	—	(61)	(553)	554	—	—	6,059
Suwon New Power Co., Ltd.		914	—	—	—	(113)	—	—	801
Gwangbaek Solar Power Investment Co., Ltd.		5,155	—	—	(307)	388	—	—	5,236
Go deok Clean Energy Co., Ltd.		5,301	—	—	—	178	—	—	5,479
SureDataLab Co., Ltd.		48	—	—	—	(49)	—	4	3
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		212	—	—	—	79	—	—	291
Tronix Co., Ltd.		146	—	—	—	(81)	—	—	65
O2&B Global Co., Ltd.		—	—	—	—	—	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.		2,772	—	—	(520)	526	—	—	2,778
Bigeum Resident Photovoltaic Power Co., Ltd.		7,908	—	—	—	(339)	—	—	7,569

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2025
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Goesan Solar Park Co., Ltd.	~~W~~	3,133	—	—	(400)	193	—	—	2,926
Saemangeum Heemang Photovoltaic Co., Ltd.		16,137	—	—	(1,102)	1,878	—	—	16,913
Bitgoel Eco Energy Co., Ltd.		13,701	—	—	(835)	111	—	—	12,977
Jeju Gimnyeong Wind Power Co., Ltd.		250	—	—	—	(250)	—	—	—
Seoroseoro Sunny Power Plant Co., Ltd.		1,030	—	—	—	105	—	—	1,135
Muan Solar park Co., Ltd.		6,267	—	—	(1,380)	2,049	—	1,157	8,093
YuDang Solar Co., Ltd.		617	—	—	—	79	—	—	696
Anjwa Smart Farm & Solar City Co., Ltd.		8,298	—	—	—	1,179	—	—	9,477
KPE Green Energy Co., Ltd.		8,230	—	—	—	866	—	—	9,096
G.GURU Co., Ltd.		34	—	—	—	(48)	—	14	—
UD4M Co., Ltd.		121	—	—	—	(1)	—	—	120
Dongbu Highway Solar Co., Ltd.		512	—	—	—	11	—	—	523
Seobu Highway Solar Co., Ltd.		579	—	—	—	104	—	—	683
Korea Energy Data Co., Ltd.		23	—	—	—	(23)	—	—	—
Gangneung Sacheon Fuel Cell Co., Ltd.		9,306	—	—	—	(101)	—	—	9,205
Taebaek Gadeoksan Wind Power Co., Ltd.		22,909	—	—	(2,891)	6,438	—	—	26,456
Chuncheon Green Energy Co., Ltd.		17,672	—	—	—	(1,843)	—	—	15,829
Yeomsubong Wind Power Co., Ltd.		603	—	—	—	(278)	—	—	325
Yeongyang Wind Power Corporation II		11,301	—	—	—	2,105	—	—	13,406
Haeparang Energy Co., Ltd.		1,950	—	—	—	765	(1)	—	2,714
Saemangeum Sebit Power Plant Co., Ltd.		37,110	—	—	—	552	—	—	37,662
PlatformN. Co., Ltd.		—	—	—	—	—	—	—	—
PT. Cirebon Energi Prasarana		96,846	—	—	—	3,341	(6,182)	—	94,005
Green Radiation Co., Ltd.		—	—	—	—	20	—	—	20
Future Convergence Technology Laboratory. Co., Ltd.		22	—	—	—	(2)	—	—	20
Eco Motion Co., Ltd.		229	—	—	—	105	—	—	334
REC’s Innovation Co., Ltd.		155	—	—	—	42	—	—	197
ACE		5	—	—	—	(1)	—	—	4
Environment and Energy Co., Ltd.		3	—	—	—	(5)	3	—	1
Santiago Solar Power SpA		6,961	—	—	—	496	551	—	8,008
Yanggu Floating Photovoltaic Power Plant Inc.		846	—	—	—	5	—	—	851
Power Embedded		68	—	—	—	(11)	—	—	57
Changwon SG Energy Co., Ltd.		682	—	—	—	(9)	—	—	673
Donpyung Technology. Co., Ltd.		281	—	—	—	14	—	—	295
HORANG ENERGY Inc.		3,808	—	—	—	401	—	—	4,209
Hoenggye Renewable Energy Co., Ltd		2,375	—	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		2,810	—	—	—	2,966	—	—	5,776
Songsan Green Energy Co., Ltd.		7,908	—	—	—	3,542	—	—	11,450
SkyPic Inc.		26	—	—	—	4	—	—	30
HyChangwon Fuel Cell. Co., Ltd.		9,278	—	—	—	(635)	—	—	8,643
Dreams Co.,Ltd.		11	—	—	—	(8)	—	—	3
DEEPAI Co.,Ltd.		11	—	—	—	(3)	—	—	8
Amaala Sustainable Company for Energy LLC		18	—	—	—	—	—	—	18
Remal First Holding Company		—	1	—	—	(1)	—	—	—
Naseem First Holding Company		—	1	—	—	(1)	—	—	—
Cheonwang Green Energy Co., Ltd.		—	652	—	—	(158)	—	—	494
Namjeju Bitdream Energy Co., Ltd.		—	5,325	—	—	(65)	—	—	5,260
Jeju Bukchon BESS Power Plant Co., Ltd.		—	3,690	—	—	(1,157)	(53)	—	2,480
Commerce and Industry Energy Co., Ltd.		—	—	—	—	—	—	498	498
KI Tech Co., Ltd.		—	247	—	—	(76)	—	—	171
Enlight Energy Advanced Industry Venture Fund		—	3,150	—	—	—	—	—	3,150
Gunsan Green Energy Co., Ltd.		—	2,043	—	—	—	—	—	2,043

		6,704,754	15,109	(1,791)	(245,436)	445,448	(60,334)	(6,294)	6,851,456

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2025
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	86,450	—	—	(1,087)	1,699	(4,832)	—	82,230
Shuweihat Asia Operation & Maintenance Company		2,138	—	—	(622)	1,368	(47)	—	2,837
Waterbury Lake Uranium L.P.		23,756	4,232	—	—	17	571	—	28,576
ASM-BG Investicii AD		16,936	—	—	—	1,954	1,720	(119)	20,491
RES Technology AD		15,069	—	—	—	118	1,489	(4)	16,672
KV Holdings, Inc.		6,921	—	—	—	891	(1,438)	—	6,374
KEPCO SPC Power Corporation		159,139	—	—	(39,832)	6,106	(5,970)	—	119,443
Gansu Datang Yumen Wind Power Co., Ltd.		7,919	—	—	—	(31)	141	—	8,029
Datang Chifeng Renewable Power Co., Ltd.		204,516	—	—	—	3,974	3,640	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		48,325	—	—	—	330	846	—	49,501
Rabigh Electricity Company		269,893	—	—	(1,696)	28,441	(10,833)	—	285,805
Rabigh Operation & Maintenance Company Limited		8,311	—	—	(1,835)	3,080	535	—	10,091
Jamaica Public Service Company Limited		412,616	—	—	(9,700)	14,193	(5,435)	603	412,277
KW Nuclear Components Co., Ltd.		18,758	—	—	(833)	4,440	—	—	22,365
Busan Shinho Solar Power Co., Ltd.		6,993	—	—	(1,250)	517	—	—	6,260
Global Trade Of Power System Co., Ltd.		696	—	—	—	12	—	—	708
Expressway Solar-light Power Generation Co., Ltd.		5,771	—	—	(650)	(463)	—	—	4,658
Amman Asia Electric Power Company		268,864	—	—	—	17,500	(11,613)	—	274,751
KAPES, Inc.		—	—	—	(1,904)	1,904	—	—	—
Honam Wind Power Co., Ltd.		4,833	—	—	(435)	500	—	—	4,898
Korea Power Engineering Service Co., Ltd.		6,054	—	—	(203)	541	—	12	6,404
Chun-cheon Energy Co., Ltd.		36,599	—	—	—	104	—	—	36,703
Yeonggwangbaeksu Wind Power Co., Ltd.		3,729	—	—	—	106	—	—	3,835
Nghi Son 2 Power LLC		563,079	—	—	—	44,061	(40,440)	—	566,700
Kelar S.A.		152,367	—	—	—	7,027	(6,100)	—	153,294
PT. Tanjung Power Indonesia		100,580	—	—	(4,785)	7,202	(4,229)	(547)	98,221
Incheon New Power Co., Ltd.		302	—	—	—	153	—	—	455
Seokmun Energy Co., Ltd.		15,456	—	—	—	(891)	—	—	14,565
Daehan Wind Power PSC		21,327	—	—	—	3,521	247	—	25,095
Barakah One Company		—	1,794,047	—	—	(92,162)	(29,378)	—	1,672,507
Nawah Energy Company		392	—	—	—	8	(8)	—	392
MOMENTUM		195	—	—	(203)	98	16	—	106
Daegu Green Power Co., Ltd.		30,513	—	—	—	583	—	23	31,119
Yeonggwang Wind Power Co., Ltd.		26,146	—	—	—	3,112	—	—	29,258
Chester Solar IV SpA		1,452	—	—	—	3,681	216	—	5,349
Chester Solar V SpA		262	—	—	—	477	17	—	756
Diego de Almagro Solar SpA		1,700	—	—	—	2,980	240	—	4,920
South Jamaica Power Company Limited		48,760	—	—	(3,618)	4,568	(1,035)	—	48,675
Daesan Green Energy Co., Ltd.		25,331	—	—	—	(3,575)	—	(1)	21,755
RE Holiday Holdings LLC		89,780	—	—	—	(6,460)	(2,689)	—	80,631
RE Pioneer Holdings LLC		55,622	—	—	—	(5,430)	(1,361)	—	48,831
RE Barren Ridge 1 Holdings LLC		59,806	—	—	(1,663)	(1,781)	(1,537)	—	54,825
RE Astoria 2 LandCo LLC		8,119	—	—	(414)	626	(194)	—	8,137
RE Barren Ridge LandCo LLC		2,857	—	—	(164)	245	(68)	—	2,870
Laurel SpA		1,432	—	—	—	1,562	98	—	3,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		1,149	—	—	—	1	(244)	—	906
Cheong-Song Noraesan Wind Power Co., Ltd.		4,317	—	—	(692)	495	—	—	4,120
Chester Solar I SpA		1,649	—	—	—	1,581	187	—	3,417
Solar Philippines Calatagan Corporation		63,695	—	—	(6,480)	6,258	(2,360)	—	61,113
Saemangeum Solar Power Co., Ltd.		23,277	—	—	—	(154)	—	—	23,123
Chungsongmeon BongSan wind power Co., Ltd.		2,590	—	—	—	(286)	—	—	2,304
Jaeun Resident Wind Power Plant Co., Ltd.		2,045	—	—	—	(2,045)	—	—	—
DE Energia SpA		11,062	—	(9,409)	(1,653)	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2025
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,867	—	—	—	263	18	2	27,150
Haemodum Solar Co., Ltd.		3,230	—	—	(235)	156	—	—	3,151
Yangyang Wind Power Co., Ltd.		11,640	—	—	—	3,491	—	—	15,131
HORUS SOLAR, S.A. DE C.V.		1,488	—	—	—	1,313	(156)	—	2,645
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,452	—	—	—	461	(311)	—	4,602
SUNMEX RENOVABLES, S.A. DE C.V.		1,687	—	—	—	1,409	309	—	3,405
Stavro Holding II A.B.		16,459	—	—	—	(1,227)	1,144	1,686	18,062
Solaseado Solar Power Co., Ltd.		22,793	—	—	—	3,760	—	—	26,553
Yeongam Solar Power Co., Ltd.		11,828	—	—	—	387	—	—	12,215
Samsu Wind Power Co., Ltd.		2,851	—	—	(121)	580	—	—	3,310
Pulau Indah Power Plant Sdn. Bhd.		50,721	5,493	—	—	2,464	(1,681)	—	56,997
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		15,433	1,779	—	—	(6,211)	—	—	11,001
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,496	—	(523)	(905)	955	—	—	15,023
PT Barito Wahana Tenaga		207,565	—	—	—	37,915	(19,652)	—	225,828
Cheongna Energy Co., Ltd.		46,158	—	—	—	21,688	—	—	67,846
Naepo Green Energy Co., Ltd.		48,031	—	—	(13,432)	24,643	—	—	59,242
Boim Combined Heat and Power Generation Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		465,349	38,861	—	—	26,030	(35,837)	—	494,403
KAS INVESTMENT I LLC		6,078	—	—	—	(6,522)	457	—	13
KAS INVESTMENT II LLC		6,040	—	—	—	(6,481)	454	—	13
Energyco Co., Ltd.		2,322	—	—	—	307	—	—	2,629
CAES, LLC		20,659	—	—	(742)	(1,235)	(141)	(443)	18,098
Hapcheon Floating Photovoltaic Power Plant Inc.		11,334	—	—	—	1,457	—	1	12,792
Busan Industrial Solar Power Co., Ltd.		1,160	—	—	—	191	—	—	1,351
Bitsolar Energy Co., Ltd.		—	—	—	—	—	—	—	—
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	59	3	—	62
Guadalupe Solar SpA		781	—	—	—	1,355	141	—	2,277
Omisan Wind Power Co., Ltd.		10,859	—	—	—	1,345	—	—	12,204
Foresight Iberian Solar Group Holding, S.L.		—	—	—	—	(8,169)	(833)	9,002	—
Yeongwol Eco Wind Co., Ltd.		890	—	—	—	(259)	—	—	631
Gurae Resident Power Co., Ltd.		333	—	—	—	75	—	—	408
Cheongju Eco Park Co., Ltd.		10,636	—	—	—	381	—	—	11,017
Enel X Midland Photovoltaic, LLC		2,715	—	—	—	107	—	—	2,822
Geumsungsan Wind Power Co., Ltd.		7,840	—	—	—	(302)	—	—	7,538
KEPCO KPS CARABAO Corp.		—	—	—	—	—	—	—	—
Prime Swedish Holding AB		37,559	—	—	(203)	(2,301)	3,609	—	38,664
Goheung New Energy Co., Ltd.		15,768	—	—	—	2,470	—	—	18,238
Gunsan Land Solar Co., Ltd.		23,163	—	—	(3,011)	3,670	—	—	23,822
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		11,038	—	—	—	(133)	(10,905)	—	—
Pyeongchang Wind Power Co., Ltd.		12,147	—	—	—	700	—	4	12,851
Eumseong Eco Park Co., Ltd.		11,613	—	—	—	12	—	—	11,625
Changwon Nu-ri Energy Co., Ltd.		7,658	—	—	—	1,825	—	3	9,486
PungBack Wind Farm Corporation		7,760	—	—	—	(1,393)	—	—	6,367
Trumbull Asset Management, LLC		1,297	—	—	—	(37)	(32)	—	1,228
S-Power Chile SpA		159	—	—	—	361	18	—	538
Seungmun Green Energy		12,745	—	—	—	(288)	—	—	12,457
Seobusambo highway photovoltaics Co., Ltd.		3,309	—	—	—	215	—	—	3,524

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2025
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	8,643	—	—	—	925	—	—	9,568
Kepco for Power Company		17,906	—	—	—	292	(5,215)	—	12,983
Taebaek Wind Power Co., Ltd.		14,759	—	—	(2,399)	277	—	—	12,637
Jeonju Bio Green Energy Co., Ltd.		2,566	—	(1,776)	—	(790)	—	—	—
Kumyang Eco Park Co., Ltd.		3,841	—	—	—	3,033	—	—	6,874
Jeongeup Green Power Co., Ltd.		8,846	—	—	—	(2,122)	—	—	6,724
Hadong E-factory Co., Ltd.		344	—	—	—	(4)	—	—	340
Namyangju Combined Heat and Power Co., Ltd.		51,768	95,336	—	—	36	6	—	147,146
Wadi Noor Solar Power Company SAOC		1,392	—	—	—	726	(2,118)	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Fairhaven Energy Storage LLC		—	—	—	—	—	—	—	—
Rutile BESS Holdings, LLC		1	21,466	—	—	(2,274)	(94)	—	19,099
Trumbull Development Partners, LLC		355,379	110,631	—	—	(11,696)	(15,046)	—	439,268
Imha Floating Photovoltaic Power Plant Inc.		6,351	—	—	—	(724)	—	—	5,627
EDFR KOWEPO AJBAN PV HOLDING LIMITED		85	—	—	—	(49)	818	—	854
Roof One Energy Co., Ltd.		2,000	—	—	—	(67)	—	—	1,933
Taean Haetdeulwon Solar Power Co., Ltd.		—	7,992	—	—	663	(18)	—	8,637
Haetbyeotgil Solar Power Co., Ltd.		—	704	—	—	28	—	—	732
Seongseo Neulpureun Energy Co., Ltd.		—	797	—	—	(116)	—	—	681
Luluah SKY Energy Holding Ltd.		—	103	—	—	(44)	4	—	63
KES Yona Holdings LLC		—	—	—	—	—	—	—	—
Siraj AlTaqa AlNazifa		—	—	—	—	—	—	—	—
Nour Ibri Solar Power Company		—	364	—	—	—	9	—	373
Lucy Equity Holdings, LLC		—	9,612	—	—	(1,110)	(8,532)	30	—

		4,581,340	2,091,417	(11,708)	(100,767)	155,227	(213,429)	10,252	6,512,332

	~~W~~	11,286,094	2,106,526	(13,499)	(346,203)	600,675	(273,763)	3,958	13,363,788

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,970,643	—	—	—	248,385	36,628	33,648	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		29,500	—	—	(2,801)	3,124	—	354	30,177
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Gangwon Wind Power Co., Ltd.		12,001	—	—	(1,420)	1,112	—	—	11,693
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	2,712	—	(29,937)	87,393
Korea Power Exchange		274,286	—	—	—	2,768	(59)	(3,033)	273,962
Taebaek Guinemi Wind Power Co., Ltd.		13,530	—	—	—	29	—	—	13,559
Daeryun Power Co., Ltd.		26,834	—	—	—	4,301	—	(42)	31,093
KNH Solar Co., Ltd.		3,194	—	—	(1,620)	591	—	—	2,165
SPC Power Corporation		78,931	—	—	(13,529)	13,412	28,760	—	107,574
Gemeng International Energy Co., Ltd.		705,812	—	—	(22,908)	(33,472)	78,870	36	728,338
PT. Cirebon Electric Power		134,259	—	—	—	4,144	—	19,127	157,530
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(12,334)	1,621	10,713	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	1,519	1,475	(2,994)	—
PT Wampu Electric Power		34,555	—	—	(3,765)	3,495	152	4,831	39,268
PT. Bayan Resources TBK		619,207	—	—	(168,698)	187,634	79,332	(99)	717,376
S-Power Co., Ltd.		162,765	—	—	—	17,607	—	—	180,372
Pioneer Gas Power Limited		—
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(20,217)	11,861	(34,957)	73,065
PT. Mutiara Jawa		5,168	—	—	—	103	464	—	5,735
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		287,624	—	—	—	(3,026)	—	(56)	284,542
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,115)	—	—	241,814
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(30,080)	24,145	—	(32)	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		294	—	—	—	66	—	—	360
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	4,141	—	7	91,351
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,483	—	—	—	7	—	—	1,490
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	20,323	—	24	279,432
Daegu Photovoltaic Co., Ltd.		2,804	—	—	(344)	75	—	—	2,535
Busan Green Energy Co., Ltd.		3,259	—	—	—	(910)	—	(15)	2,334
Hansuwon KNP Co., Ltd.		467	—	—	—	207	—	—	674
Korea Electric Power Corporation Fund		23,421	—	(9,637)	—	479	(910)	—	13,353
Energy Infra Asset Management Co., Ltd.		1,213	—	—	(89)	144	—	—	1,268
Daegu clean Energy Co., Ltd.		—	—	—	—	—	—	—	—
YaksuESS Co., Ltd.		285	—	—	—	(123)	—	—	162
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	7,392	52,990	—	170,955
Gwangyang Green Energy Co., Ltd.		24,638	—	—	—	(421)	—	—	24,217
PND solar Co., Ltd.		1,510	—	—	—	225	—	—	1,735
Hyundai Eco Energy Co., Ltd.		7,947	—	—	(477)	1,024	—	(1)	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		133	—	—	—	(92)	—	—	41
Green Energy Electricity Generation Co., Ltd.		8	—	—	—	(8)	—	—	—
Korea Energy Solutions Co., Ltd.		170	—	—	—	27	—	—	197
ITR Co., Ltd.		—	—	—	—	(12)	—	12	—
STN Co., Ltd.		391	—	—	—	16	—	—	407
Indeck Niles Development, LLC		335,401	—	(14,551)	(10,591)	12,909	47,802	—	370,970
Indeck Niles Asset Management, LLC		93	—	—	(416)	373	10	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,496	—	(374)	(360)	358	(1)	—	6,119
Suwon New Power Co., Ltd.		1,022	—	—	—	(108)	—	—	914
Gwangbaek Solar Power Investment Co., Ltd.		5,155	—	—	(523)	523	—	—	5,155
Go deok Clean Energy Co., Ltd.		4,723	—	—	—	578	—	—	5,301
SureDataLab Co., Ltd.		114	—	—	—	(66)	—	—	48

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
SEP Co., Ltd.	~~W~~	—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		214	—	—	—	(2)	—	—	212
Tronix Co., Ltd.		220	—	—	—	(74)	—	—	146
O2&B Global Co., Ltd.		21	—	—	—	(21)	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.		2,822	—	—	(560)	510	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		—	9,525	—	—	(1,560)	(57)	—	7,908
Goesan Solar Park Co., Ltd.		2,877	—	—	—	256	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		14,420	—	—	—	1,717	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		12,394	—	—	(1,905)	3,212	13	(13)	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		246	—	—	—	4	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		941	—	—	—	89	—	—	1,030
Muan Solar park Co., Ltd.		6,830	—	—	(1,400)	837	—	—	6,267
YuDang Solar Co., Ltd.		570	—	—	(60)	110	—	(3)	617
Anjwa Smart Farm & Solar City Co., Ltd.		7,665	—	—	—	633	—	—	8,298
KPE Green Energy Co., Ltd.		7,779	—	—	—	451	—	—	8,230
G.GURU Co., Ltd.		167	—	—	—	(133)	—	—	34
UD4M Co., Ltd.		150	—	—	—	(29)	—	—	121
Dongbu Highway Solar Co., Ltd.		380	—	—	—	132	—	—	512
Seobu Highway Solar Co., Ltd.		406	—	—	—	173	—	—	579
Korea Energy Data Co., Ltd.		36	—	—	—	(13)	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		7,870	—	—	—	1,436	—	—	9,306
KOSTURE Co., Ltd.		8	—	(7)	—	(1)	—	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.		19,426	—	—	(1,767)	5,250	—	—	22,909
Chuncheon Green Energy Co., Ltd.		8,900	—	—	—	8,772	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		871	—	—	—	(268)	—	—	603
Yeongyang Wind Power Corporation II		10,100	—	—	—	1,201	—	—	11,301
Haeparang Energy Co., Ltd.		2,104	—	—	—	(154)	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(81)	—	—	37,110
Boulder Solar III, LLC		754	—	(754)	—	—	—	—	—
PlatformN. Co., Ltd.		—	—	—	—	—	—	—	—
PT. Cirebon Energi Prasarana		76,597	—	—	—	6,051	2,782	11,416	96,846
Green Radiation Co., Ltd.		26	—	—	—	(26)	—	—	—
Future Convergence Technology Laboratory. Co., Ltd.		36	—	—	—	(14)	—	—	22
Eco Motion Co., Ltd.		267	—	—	—	(38)	—	—	229
REC’s Innovation Co., Ltd.		120	—	—	—	59	—	(24)	155
ACE		2	—	—	—	3	—	—	5
Environment and Energy Co., Ltd.		9	—	—	—	(4)	(2)	—	3
Santiago Solar Power SpA		11,769	—	—	—	(4,877)	69	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		760	—	—	—	86	—	—	846
Power Embedded		70	—	—	—	(2)	—	—	68
Changwon SG Energy Co., Ltd.		783	—	—	—	(101)	—	—	682
Donpyung Technology. Co., Ltd.		254	—	—	—	27	—	—	281
HORANG ENERGY Inc.		4,149	—	—	—	(341)	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		2,375	—	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		2,981	—	—	—	(145)	(26)	—	2,810
Songsan Green Energy Co., Ltd.		8,323	—	—	—	(415)	—	—	7,908
SkyPic Inc.		—	26	—	—	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		—	9,396	—	—	(118)	—	—	9,278
Dreams Co.,Ltd.		—	11	—	—	—	—	—	11
DEEPAI Co.,Ltd.		—	11	—	—	—	—	—	11
Amaala Sustainable Company for Energy LLC		—	18	—	—	—	—	—	18

		6,176,889	18,987	(77,626)	(266,868)	502,636	341,774	8,962	6,704,754

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	69,902	—	—	—	1,709	14,839	—	86,450
Shuweihat Asia Operation & Maintenance Company		1,818	—	—	(1,200)	1,262	258	—	2,138
Waterbury Lake Uranium L.P.		22,612	—	—	—	74	1,070	—	23,756
ASM-BG Investicii AD		14,739	—	—	—	1,413	784	—	16,936
RES Technology AD		14,383	—	—	—	(145)	831	—	15,069
KV Holdings, Inc.		5,186	—	—	(989)	720	574	1,430	6,921
KEPCO SPC Power Corporation		196,544	—	—	(28,591)	16,714	(25,528)	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		6,315	—	—	—	812	792	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	(10,624)	7,772	20,629	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	(591)	813	4,896	—	48,325
Rabigh Electricity Company		235,051	—	—	(7,270)	17,147	24,965	—	269,893
Rabigh Operation & Maintenance Company Limited		4,964	—	—	—	2,461	886	—	8,311
Jamaica Public Service Company Limited		349,866	—	—	(15,215)	28,849	49,463	(347)	412,616
KW Nuclear Components Co., Ltd.		18,680	—	—	(833)	911	—	—	18,758
Busan Shinho Solar Power Co., Ltd.		6,669	—	—	(667)	991	—	—	6,993
Global Trade Of Power System Co., Ltd.		615	—	—	—	81	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		5,187	—	—	—	584	—	—	5,771
Amman Asia Electric Power Company		223,424	—	—	(8,171)	20,485	33,126	—	268,864
KAPES, Inc.		—	—	—	(1,095)	1,095	—	—	—
Honam Wind Power Co., Ltd.		4,743	—	—	(435)	525	—	—	4,833
Korea Power Engineering Service Co., Ltd.		5,708	—	—	—	419	—	(73)	6,054
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,516	—	—	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		3,443	—	—	—	286	—	—	3,729
Nghi Son 2 Power LLC		417,989	—	—	—	45,889	99,201	—	563,079
Kelar S.A.		131,529	—	—	—	4,739	(2,498)	18,597	152,367
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,138	14,122	(1,482)	100,580
Incheon New Power Co., Ltd.		298	—	—	—	4	—	—	302
Seokmun Energy Co., Ltd.		16,591	—	—	—	(1,135)	—	—	15,456
Daehan Wind Power PSC		16,426	—	—	—	1,779	3,122	—	21,327
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		330	—	—	—	14	48	—	392
MOMENTUM		209	—	—	(225)	196	15	—	195
Daegu Green Power Co., Ltd.		26,430	—	—	—	4,103	—	(20)	30,513
Yeonggwang Wind Power Co., Ltd.		23,380	—	—	—	2,766	—	—	26,146
Chester Solar IV SpA		484	1,076	—	—	(216)	108	—	1,452
Chester Solar V SpA		191	108	—	—	(66)	29	—	262
Diego de Almagro Solar SpA		954	810	—	—	(160)	96	—	1,700
South Jamaica Power Company Limited		43,109	—	—	(2,895)	2,704	5,842	—	48,760
Daesan Green Energy Co., Ltd.		22,191	—	—	—	3,144	—	(4)	25,331
RE Holiday Holdings LLC		84,092	—	—	—	(3,139)	8,827	—	89,780
RE Pioneer Holdings LLC		54,081	—	—	—	(2,910)	4,451	—	55,622
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(1,966)	(1,546)	5,164	—	59,806
RE Astoria 2 LandCo LLC		6,937	—	—	(404)	594	992	—	8,119
RE Barren Ridge LandCo LLC		2,441	—	—	(170)	237	349	—	2,857
Laurel SpA		613	934	—	—	(228)	113	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,719	—	—	—	9	435	(3,014)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		3,756	—	—	—	560	—	1	4,317
Chester Solar I SpA		1,238	134	—	—	184	93	—	1,649
Solar Philippines Calatagan Corporation		58,130	—	—	(6,107)	6,523	5,149	—	63,695
Saemangeum Solar Power Co., Ltd.		23,419	—	—	—	(142)	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,665	—	—	—	(75)	—	—	2,590
Jaeun Resident Wind Power Plant Co., Ltd.		2,214	—	—	—	(169)	—	—	2,045
DE Energia SpA		9,703	—	—	—	—	1,359	—	11,062

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,753	—	—	—	253	(139)	—	26,867
Haemodum Solar Co., Ltd.		3,122	—	—	—	108	—	—	3,230
Yangyang Wind Power Co., Ltd.		10,435	—	—	—	1,209	—	(4)	11,640
HORUS SOLAR, S.A. DE C.V.		11,181	—	—	—	(9,636)	(57)	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		10,935	—	—	—	(6,540)	57	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		3,541	—	—	—	(1,724)	(130)	—	1,687
Stavro Holding II A.B.		18,263	—	—	—	(2,326)	(676)	1,198	16,459
Solaseado Solar Power Co., Ltd.		17,953	—	—	—	4,840	—	—	22,793
Yeongam Solar Power Co., Ltd.		9,637	—	—	—	2,191	—	—	11,828
Samsu Wind Power Co., Ltd.		3,022	—	—	(301)	130	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,713	—	—	(816)	11,221	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,897	959	—	—	(6,896)	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,487	—	(68)	(87)	164	—	—	15,496
PT Barito Wahana Tenaga		156,994	—	—	—	24,435	26,136	—	207,565
Cheongna Energy Co., Ltd.		25,549	—	—	—	20,609	—	—	46,158
Naepo Green Energy Co., Ltd.		5,285	—	—	—	32,284	—	10,462	48,031
Boim Combined Heat and Power Generation Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		289,966	62,880	—	—	47,346	65,157	—	465,349
KAS INVESTMENT I LLC		15,784	—	—	—	(12,916)	3,210	—	6,078
KAS INVESTMENT II LLC		15,709	—	—	—	(12,867)	3,198	—	6,040
Energyco Co., Ltd.		2,140	—	—	—	182	—	—	2,322
CAES, LLC		20,380	—	—	(663)	340	(1,687)	2,289	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		10,348	—	—	(661)	1,647	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		1,058	—	—	—	102	—	—	1,160
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	(352)	—
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		1,200	—	—	—	(431)	12	—	781
Omisan Wind Power Co., Ltd.		10,229	—	—	—	630	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		8,119	—	—	—	(5,852)	(2,626)	359	—
Yeongwol Eco Wind Co., Ltd.		4,024	—	—	—	(3,134)	—	—	890
Gurae Resident Power Co., Ltd.		569	—	—	—	(236)	—	—	333
Cheongju Eco Park Co., Ltd.		9,072	—	—	—	1,564	—	—	10,636
Enel X Midland Photovoltaic, LLC		2,542	—	—	—	173	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		5,515	—	—	—	2,325	—	—	7,840
KEPCO KPS CARABAO Corp.		—	—	—	—	—	—	—	—
Prime Swedish Holding AB		38,789	—	—	—	(3,782)	—	2,552	37,559
Goheung New Energy Co., Ltd.		15,736	—	—	—	32	—	—	15,768
Gunsan Land Solar Co., Ltd.		22,429	—	—	—	734	—	—	23,163
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		1,423	—	—	—	(65)	9,680	—	11,038
Pyeongchang Wind Power Co., Ltd.		12,228	—	—	—	(81)	—	—	12,147
Eumseong Eco Park Co., Ltd.		8,386	—	—	—	3,227	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		8,027	—	—	—	(369)	—	—	7,658
PungBack Wind Farm Corporation		7,940	—	—	—	(180)	—	—	7,760
Trumbull Asset Management, LLC		936	—	—	—	212	149	—	1,297
S-Power Chile SpA		64	—	—	—	74	21	—	159
Seungmun Green Energy		9,757	—	—	—	2,988	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		3,580	—	—	—	(271)	—	—	3,309

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	9,608	—	—	—	(912)	(53)	—	8,643
Kepco for Power Company		435	—	—	—	(570)	18,041	—	17,906
Taebaek Wind Power Co., Ltd.		13,932	—	—	—	827	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,195	—	—	—	(629)	—	—	2,566
Kumyang Eco Park Co., Ltd.		3,663	—	—	—	178	—	—	3,841
Jeongeup Green Power Co., Ltd.		1,560	8,040	—	—	(1,473)	—	719	8,846
Hadong E-factory Co., Ltd.		349	—	—	—	(5)	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		3,850	50,127	—	—	(1,519)	(690)	—	51,768
Wadi Noor Solar Power Company SAOC		846	—	—	—	(5,170)	5,716	—	1,392
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Fairhaven Energy Storage LLC		—	1,505	—	—	(854)	29	(680)	—
Rutile BESS Holdings, LLC		—	106	—	—	(106)	1	—	1
Trumbull Development Partners, LLC		—	304,836	—	—	7,976	42,567	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		—	7,174	—	—	(823)	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		—	1	—	—	(72)	156	—	85
Roof One Energy Co., Ltd.		—	2,000	—	—	—	—	—	2,000

		3,485,699	455,403	(68)	(97,509)	252,816	453,895	31,104	4,581,340

	~~W~~	9,662,588	474,390	(77,694)	(364,377)	755,452	795,669	40,066	11,286,094

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	53,627,847	42,828,922	35,727,336	132,251
Korea Electric Power Industrial Development Co., Ltd.		204,592	95,482	392,361	7,224
Gangwon Wind Power Co., Ltd.		283,460	201,297	27,005	13,997
Hyundai Green Power Co., Ltd.		656,989	256,336	111,887	9,787
Korea Power Exchange		350,477	88,408	126,117	2,817
Taebaek Guinemi Wind Power Co., Ltd.		35,835	17,788	7,003	1,995
Daeryun Power Co., Ltd.		1,102,566	587,322	393,540	48,372
KNH Solar Co., Ltd.		6,333	84	1,123	(977)
SPC Power Corporation		313,540	31,783	73,796	55,063
Gemeng International Energy Co., Ltd.		8,504,351	5,688,462	3,149,333	222,146
PT. Cirebon Electric Power		724,772	135,272	304,258	30,071
KNOC Nigerian East Oil Co., Ltd.		30,204	124,852	—	(36)
KNOC Nigerian West Oil Co., Ltd.		32,566	119,596	—	(36)
PT Wampu Electric Power		190,896	111,514	19,113	3,694
PT. Bayan Resources TBK		4,842,617	1,149,228	4,874,768	1,118,309
S-Power Co., Ltd.		664,275	253,454	660,755	40,452
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,533,443	1,127,607	213,673	(23,055)
PT. Mutiara Jawa		19,680	4,511	12,404	488
Noeul Green Energy Co., Ltd.		100,122	108,399	45,739	4,940
Goseong Green Power Co., Ltd.		4,953,795	3,966,676	1,307,686	(17,519)
Gangneung Eco Power Co., Ltd.		5,413,851	4,752,300	932,084	(27,205)
Shin Pyeongtaek Power Co., Ltd.		1,021,409	625,341	697,349	22,149
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,155	182	433	81
Dongducheon Dream Power Co., Ltd.		1,266,052	928,870	1,123,208	31,456
Jinbhuvish Power Generation Pvt. Ltd.		63,124	13,036	—	—
Daejung Offshore Wind Power Co., Ltd.		5,254	2,345	—	(253)
GS Donghae Electric Power Co., Ltd.		1,794,220	950,702	544,701	57,866
Daegu Photovoltaic Co., Ltd.		11,373	3,037	2,990	714
Busan Green Energy Co., Ltd.		137,848	131,949	58,189	(2,194)
Hansuwon KNP Co., Ltd.		5,591	1,706	10,944	1,051
Korea Electric Power Corporation Fund		15,199	21	3,155	3,522
Energy Infra Asset Management Co., Ltd.		15,316	1,181	5,081	1,328
YaksuESS Co., Ltd.		4,297	4,194	716	(454)
Nepal Water & Energy Development Company Private Limited		868,222	578,041	146,768	25,127
Gwangyang Green Energy Co., Ltd.		628,711	509,896	—	(2,182)
PND solar Co., Ltd.		30,067	23,914	5,511	753
Hyundai Eco Energy Co., Ltd.		145,984	98,906	24,404	6,734
YeongGwang Yaksu Wind Electric Co., Ltd.		34,792	34,993	5,925	205
Green Energy Electricity Generation Co., Ltd.		67,107	68,999	5,270	2,158
Korea Energy Solutions Co., Ltd.		1,018	321	443	(239)
ITR Co., Ltd.		824	840	330	(622)
STN Co., Ltd.		1,620	116	796	(200)
Indeck Niles Development, LLC		1,208,801	685,577	456,748	123,823
Indeck Niles Asset Management, LLC		198	34	1,237	1,220
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,695	330	1,162	1,130
Suwon New Power Co., Ltd.		14,354	11,698	4,868	206
Gwangbaek Solar Power Investment Co., Ltd.		240,317	229,134	8,849	883
Go deok Clean Energy Co., Ltd.		135,051	121,354	46,357	836
SureDataLab Co., Ltd.		1,016	161	2,225	319
SEP Co., Ltd.		45	118	—	(1)
Hankook Electric Power Information Co., Ltd.		2,957	1,157	2,701	388
Tronix Co., Ltd.		3,875	3,351	3,044	(95)
O2&B Global Co., Ltd.		550	650	22	(84)
Muan Sunshine Solar Power Plant Co., Ltd.		119,120	107,703	15,446	2,628
Bigeum Resident Photovoltaic Power Co., Ltd.		414,475	386,764	40,124	(3,556)
Goesan Solar Park Co., Ltd.		46,279	36,188	6,120	667

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Saemangeum Heemang Photovoltaic Co., Ltd.	~~W~~	143,972	97,762	22,920	5,389
Bitgoel Eco Energy Co., Ltd.		70,965	44,509	24,840	1,403
Jeju Gimnyeong Wind Power Co., Ltd.		49,262	49,515	11,339	(1,085)
Seoroseoro Sunny Power Plant Co., Ltd.		6,578	3,959	1,039	248
Muan Solar park Co., Ltd.		182,811	143,971	31,033	8,707
YuDang Solar Co., Ltd.		18,046	14,567	3,501	635
Anjwa Smart Farm & Solar City Co., Ltd.		226,781	183,481	37,958	6,197
KPE Green Energy Co., Ltd.		132,729	97,030	35,620	3,392
G.GURU Co., Ltd.		32	43	159	(252)
UD4M Co., Ltd.		1,352	511	1,416	(283)
Dongbu Highway Solar Co., Ltd.		18,237	15,877	2,700	55
Seobu Highway Solar Co., Ltd.		15,871	12,456	2,837	519
Korea Energy Data Co., Ltd.		104	131	33	(119)
Gangneung Sacheon Fuel Cell Co., Ltd.		141,398	119,159	40,919	110
Taebaek Gadeoksan Wind Power Co., Ltd.		187,427	109,615	35,363	22,390
Chuncheon Green Energy Co., Ltd.		214,160	179,102	59,398	(1,376)
Yeomsubong Wind Power Co., Ltd.		50,729	50,458	6,151	(961)
Yeongyang Wind Power Corporation II		138,971	101,318	20,537	7,014
Haeparang Energy Co., Ltd.		66,397	55,619	7,339	3,063
Saemangeum Sebit Power Plant Co., Ltd.		143,281	75,139	20,428	1,003
PlatformN. Co., Ltd.		62	128	—	(4)
PT. Cirebon Energi Prasarana		3,650,107	2,710,061	525,647	33,411
Green Radiation Co., Ltd.		1,030	865	1,037	47
Future Convergence Technology Laboratory. Co., Ltd.		381	280	18	(29)
Eco Motion Co., Ltd.		2,399	727	888	524
REC’s Innovation Co., Ltd.		3,081	1,296	1,803	382
ACE		162	117	9	(1)
Environment and Energy Co., Ltd.		8	—	—	(22)
Santiago Solar Power SpA		90,913	74,898	6,657	862
Yanggu Floating Photovoltaic Power Plant Inc.		14,940	12,006	2,018	17
Power Embedded		396	156	177	(49)
Changwon SG Energy Co., Ltd.		4,564	1,065	3,744	(51)
Donpyung Technology. Co., Ltd.		3,283	1,683	1,310	73
HORANG ENERGY Inc.		111,959	101,998	32,082	1,003
Hoenggye Renewable Energy Co., Ltd		87,568	84,838	85	(53)
Haman Green Energy Co., Ltd.		140,112	123,610	35,401	8,469
Songsan Green Energy Co., Ltd.		143,642	124,676	42,284	5,904
SkyPic Inc.		171	21	27	16
HyChangwon Fuel Cell. Co., Ltd.		198,733	177,417	—	(1,585)
Dreams Co.,Ltd.		181	202	212	(120)
DEEPAI Co.,Ltd.		1,006	848	434	(56)
Amaala Sustainable Company for Energy LLC		2,004,265	1,932,575	947,226	4,539
Remal First Holding Company		1	25,106	—	(116)
Naseem First Holding Company		1	27,233	—	(116)
Cheonwang Green Energy Co., Ltd.		1,428	300	—	(405)
Namjeju Bitdream Energy Co., Ltd.		57,629	47,523	—	(383)
Jeju Bukchon BESS Power Plant Co., Ltd.		71,424	65,375	—	(2,646)
Commerce and Industry Energy Co., Ltd.		61,355	28,832	10,732	(3,487)
KI Tech Co., Ltd.		949	9	—	(59)
Enlight Energy Advanced Industry Venture Fund		11,235	—	—	—
Gunsan Green Energy Co., Ltd.		4,792	—	—	—

<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,992	177	—	(405)
Shuweihat Asia Operation & Maintenance Company		5,494	337	3,822	2,488
Waterbury Lake Uranium L.P.		97,380	355	—	—
ASM-BG Investicii AD		70,715	29,734	14,792	3,904
RES Technology AD		57,211	23,867	8,946	232

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
KV Holdings, Inc.	~~W~~	15,937	1	2,218	2,227
KEPCO SPC Power Corporation		234,570	35,498	159,381	10,392
Gansu Datang Yumen Wind Power Co., Ltd.		63,125	43,052	9,624	15
Datang Chifeng Renewable Power Co., Ltd.		827,575	297,251	111,688	13,150
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		179,775	56,023	27,350	986
Rabigh Electricity Company		2,473,573	1,667,517	367,680	66,776
Rabigh Operation & Maintenance Company Limited		30,894	5,667	37,205	6,783
Jamaica Public Service Company Limited		2,903,070	1,910,042	1,530,704	41,735
KW Nuclear Components Co., Ltd.		57,137	7,045	23,272	9,869
Busan Shinho Solar Power Co., Ltd.		25,970	928	5,980	2,070
Global Trade Of Power System Co., Ltd.		2,812	371	3,288	258
Expressway Solar-light Power Generation Co., Ltd.		9,440	123	1,807	(7)
Amman Asia Electric Power Company		758,903	300,985	30,651	29,223
KAPES, Inc.		340,957	300,260	97,232	2,904
Honam Wind Power Co., Ltd.		26,339	9,559	6,339	1,725
Korea Power Engineering Service Co., Ltd.		23,970	1,888	12,625	1,528
Chun-cheon Energy Co., Ltd.		499,150	375,580	363,995	325
Yeonggwangbaeksu Wind Power Co., Ltd.		67,345	41,815	11,161	1,004
Nghi Son 2 Power LLC		4,243,607	3,110,208	824,849	87,686
Kelar S.A.		678,813	448,065	114,267	15,295
PT. Tanjung Power Indonesia		695,407	414,774	105,871	20,516
Incheon New Power Co., Ltd.		1,839	271	2,982	528
Seokmun Energy Co., Ltd.		187,425	137,202	49,595	(3,034)
Daehan Wind Power PSC		170,626	120,436	18,885	7,040
Barakah One Company		45,516,321	37,236,879	2,373,596	171,548
Nawah Energy Company		868,133	865,957	772,745	—
MOMENTUM		9,650	9,333	21,021	293
Daegu Green Power Co., Ltd.		450,953	356,158	258,151	1,309
Yeonggwang Wind Power Co., Ltd.		210,262	147,728	31,232	7,664
Chester Solar IV SpA		13,024	8,315	4,241	3,935
Chester Solar V SpA		4,356	3,854	592	455
Diego de Almagro Solar SpA		18,266	13,498	4,396	3,120
South Jamaica Power Company Limited		522,505	279,114	287,408	22,842
Daesan Green Energy Co., Ltd.		205,850	143,693	76,220	(8,563)
RE Holiday Holdings LLC		334,702	173,439	16,417	(7,622)
RE Pioneer Holdings LLC		251,486	153,824	14,708	(7,711)
RE Barren Ridge 1 Holdings LLC		206,966	97,315	12,685	(1,673)
RE Astoria 2 LandCo LLC		16,543	269	1,105	1,081
RE Barren Ridge LandCo LLC		5,847	108	428	423
Laurel SpA		11,722	9,406	1,591	1,338
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,790	165	—	35
Cheong-Song Noraesan Wind Power Co., Ltd.		50,178	36,187	7,672	2,257
Chester Solar I SpA		12,543	9,090	1,559	1,338
Solar Philippines Calatagan Corporation		162,588	46,665	22,752	11,978
Saemangeum Solar Power Co., Ltd.		34,546	6,001	—	(189)
Chungsongmeon BongSan wind power Co., Ltd.		137,596	135,793	1,270	(1,059)
Jaeun Resident Wind Power Plant Co., Ltd.		89,657	92,275	4,325	(6,348)
Dangjin Eco Power Co., Ltd.		90,477	11,629	3,642	767
Haemodum Solar Co., Ltd.		20,139	13,708	2,208	319
Yangyang Wind Power Co., Ltd.		147,912	117,737	20,896	6,052
HORUS SOLAR, S.A. DE C.V.		188,294	194,547	27,527	7,556
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		264,327	248,063	18,937	3,082
SUNMEX RENOVABLES, S.A. DE C.V.		227,521	204,770	—	9,430
Stavro Holding II A.B.		90,561	252	—	(6,134)
Solaseado Solar Power Co., Ltd.		333,609	268,850	44,123	11,125
Yeongam Solar Power Co., Ltd.		304,249	244,031	34,691	4,600
Samsu Wind Power Co., Ltd.		61,652	44,229	9,689	3,058

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Pulau Indah Power Plant Sdn. Bhd.	~~W~~	1,430,289	1,224,872	489,648	4,541
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		39,023	1,768	10	(21,032)
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,254	562	1,109	1,061
PT Barito Wahana Tenaga		737,706	—	—	100,948
Cheongna Energy Co., Ltd.		495,919	364,410	160,101	43,278
Naepo Green Energy Co., Ltd.		759,180	568,084	427,122	80,207
Boim Combined Heat and Power Generation Co., Ltd.		415,646	479,035	125,925	(5,332)
OneEnergy Asia Limited		3,529,252	2,357,026	139,025	61,186
KAS INVESTMENT I LLC		44	—	(21,877)	(21,816)
KAS INVESTMENT II LLC		44	—	(21,739)	(21,678)
Energyco Co., Ltd.		55,110	48,903	6,690	1,058
CAES, LLC		42,153	—	—	(3,434)
Hapcheon Floating Photovoltaic Power Plant Inc.		76,375	50,349	11,958	3,044
Busan Industrial Solar Power Co., Ltd.		18,060	14,274	2,461	542
Bitsolar Energy Co., Ltd.		64,606	70,583	8,300	—
Pulau Indah O&M Sdn. Bhd.		5,656	5,500	7,573	157
Guadalupe Solar SpA		11,481	7,850	2,295	1,857
Omisan Wind Power Co., Ltd.		176,949	148,288	21,238	2,784
Foresight Iberian Solar Group Holding, S.L.		208,506	223,478	8,598	(1,312)
Yeongwol Eco Wind Co., Ltd.		94,294	98,423	9,156	(2,875)
Gurae Resident Power Co., Ltd.		12,581	11,340	1,552	(24)
Cheongju Eco Park Co., Ltd.		136,937	99,619	36,505	1,314
Enel X Midland Photovoltaic, LLC		14,482	374	2,376	533
Geumsungsan Wind Power Co., Ltd.		153,201	129,123	18,692	253
KEPCO KPS CARABAO Corp.		246	687	—	(50)
Prime Swedish Holding AB		151,330	69,152	10,691	(5,114)
Goheung New Energy Co., Ltd.		172,504	135,334	29,501	4,993
Gunsan Land Solar Co., Ltd.		136,335	94,558	22,160	5,228
International Offshore Power Transmission Holding Company Limited		145,797	146,009	—	(613)
Pyeongchang Wind Power Co., Ltd.		51,801	29,643	10,502	1,308
Eumseong Eco Park Co., Ltd.		141,344	103,247	35,958	200
Changwon Nu-ri Energy Co., Ltd.		150,789	135,244	22,907	2,694
PungBack Wind Farm Corporation		225,511	211,235	5,405	(3,808)
Trumbull Asset Management, LLC		2,576	1,002	4,332	(48)
S-Power Chile SpA		3,460	2,694	1,481	875
Seungmun Green Energy		138,284	100,535	38,641	(872)
Seobusambo highway photovoltaics Co., Ltd.		10,027	5,622	1,313	110
Yangyang Suri Wind Power Co., Ltd.		252,661	219,668	—	(1,103)
KEPCO for Power Company		704,847	683,209	—	(9)
Taebaek Wind Power Co., Ltd.		24,758	3,696	6,274	895
Kumyang Eco Park Co., Ltd.		143,281	119,773	38,929	6,128
Jeongeup Green Power Co., Ltd.		70,905	59,659	—	(4,733)
Hadong E-factory Co., Ltd.		2,335	1,220	—	(13)
Namyangju Combined Heat and Power Co., Ltd.		211,193	1,559	—	51
Samcheok Eco Materials Co., Ltd.		21,858	2,714	6,662	2,616
Wadi Noor Solar Power Company SAOC		562,304	555,715	47,038	980
Fairhaven Energy Storage LLC		2,042	—	—	—
Rutile BESS Holdings, LLC		41,785	3,587	—	(4,548)
Trumbull Development Partners, LLC		1,812,101	1,121,329	10,137	(20,709)
Imha Floating Photovoltaic Power Plant Inc.		79,588	68,199	4,372	(1,477)
EDFR KOWEPO AJBAN PV HOLDING LIMITED		11,723	10,016	—	148
Roof One Energy Co., Ltd.		32,551	28,596	2,379	658

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Taean Haetdeulwon Solar Power Co., Ltd.	~~W~~	98,868	81,256	9,857	988
Haetbyeotgil Solar Power Co., Ltd.		11,520	9,112	467	68
Seongseo Neulpureun Energy Co., Ltd.		1,395	28	—	(233)
Luluah SKY Energy Holding Ltd.		716	293	—	(292)
KES Yona Holdings LLC		—	—	—	—
Siraj AlTaqa AlNazifa		—	—	—	—
Nour Ibri Solar Power Company		1,184	—	—	—
Lucy Equity Holdings, LLC		274,705	423,262	—	(16)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	57,669,638	46,843,282	38,388,740	1,148,985
Korea Electric Power Industrial Development Co., Ltd.		213,423	109,367	361,690	14,587
Gangwon Wind Power Co., Ltd.		123,787	46,156	23,400	7,415
Hyundai Green Power Co., Ltd.		698,653	295,095	109,081	9,354
Korea Power Exchange		365,652	91,690	120,586	1,795
Taebaek Guinemi Wind Power Co., Ltd.		35,917	19,831	5,155	213
Daeryun Power Co., Ltd.		1,117,771	651,892	397,332	61,893
KNH Solar Co., Ltd.		8,110	93	2,671	2,359
SPC Power Corporation		301,805	18,716	72,191	35,657
Gemeng International Energy Co., Ltd.		8,301,632	5,803,020	2,907,291	(66,765)
PT. Cirebon Electric Power		742,634	169,796	281,041	15,070
KNOC Nigerian East Oil Co., Ltd.		30,834	127,760	—	(31)
KNOC Nigerian West Oil Co., Ltd.		33,230	122,351	—	(31)
PT Wampu Electric Power		209,724	124,358	19,146	7,598
PT. Bayan Resources TBK		5,338,900	2,100,603	4,700,051	1,285,816
S-Power Co., Ltd.		739,732	369,429	734,607	35,889
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,414,921	979,112	182,433	(81,032)
PT. Mutiara Jawa		28,266	8,489	13,455	4,094
Noeul Green Energy Co., Ltd.		95,570	108,793	47,999	4,787
Goseong Green Power Co., Ltd.		5,129,641	4,125,053	1,310,775	2,823
Gangneung Eco Power Co., Ltd.		5,359,845	4,667,564	635,026	(10,547)
Shin Pyeongtaek Power Co., Ltd.		1,052,048	678,140	841,818	58,855
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,666	385	476	135
Dongducheon Dream Power Co., Ltd.		1,350,004	1,044,020	1,360,809	10,453
Jinbhuvish Power Generation Pvt. Ltd.		67,903	14,023	—	—
Daejung Offshore Wind Power Co., Ltd.		5,419	2,220	—	53
GS Donghae Electric Power Co., Ltd.		1,910,960	1,089,101	535,012	59,776
Daegu Photovoltaic Co., Ltd.		11,767	3,025	3,805	908
Busan Green Energy Co., Ltd.		142,943	134,894	66,924	(3,140)
Hansuwon KNP Co., Ltd.		4,324	1,444	7,949	716
Korea Electric Power Corporation Fund		13,676	67	1,880	488
Energy Infra Asset Management Co., Ltd.		14,037	1,229	5,003	1,450
YaksuESS Co., Ltd.		5,295	4,738	749	(423)
Nepal Water & Energy Development Company Private Limited		666,316	419,386	123,848	10,732
Gwangyang Green Energy Co., Ltd.		547,208	426,210	—	(2,105)
PND solar Co., Ltd.		32,025	26,570	5,331	737
Hyundai Eco Energy Co., Ltd.		157,873	114,299	25,081	5,963
YeongGwang Yaksu Wind Electric Co., Ltd.		36,659	37,065	5,194	(953)
Green Energy Electricity Generation Co., Ltd.		81,798	85,848	1,942	(1,392)
Korea Energy Solutions Co., Ltd.		1,303	318	1,209	146
ITR Co., Ltd.		720	898	130	(510)
STN Co., Ltd.		1,870	99	666	108
Indeck Niles Development, LLC		1,234,170	704,296	284,855	32,491
Indeck Niles Asset Management, LLC		211	32	1,157	1,120
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,665	178	722	689
Suwon New Power Co., Ltd.		15,427	13,338	5,072	(229)
Gwangbaek Solar Power Investment Co., Ltd.		260,641	249,642	9,658	1,188
Go deok Clean Energy Co., Ltd.		130,520	117,267	49,187	1,465
SureDataLab Co., Ltd.		660	461	675	(291)
SEP Co., Ltd.		45	118	—	(1)
Hankook Electric Power Information Co., Ltd.		2,381	991	2,135	58
Tronix Co., Ltd.		4,824	3,659	2,578	42

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
O2&B Global Co., Ltd.	~~W~~	453	485	149	(104)
Muan Sunshine Solar Power Plant Co., Ltd.		128,131	116,742	16,246	2,552
Bigeum Resident Photovoltaic Power Co., Ltd.		441,227	412,276	10,812	(6,845)
Goesan Solar Park Co., Ltd.		48,924	38,119	6,143	884
Saemangeum Heemang Photovoltaic Co., Ltd.		149,528	105,535	22,600	4,049
Bitgoel Eco Energy Co., Ltd.		79,709	51,776	28,110	6,064
Jeju Gimnyeong Wind Power Co., Ltd.		53,335	52,503	10,889	13
Seoroseoro Sunny Power Plant Co., Ltd.		6,680	4,309	1,035	208
Muan Solar park Co., Ltd.		188,303	158,595	27,641	5,152
YuDang Solar Co., Ltd.		18,321	15,238	3,506	589
Anjwa Smart Farm & Solar City Co., Ltd.		237,359	199,954	36,948	3,530
KPE Green Energy Co., Ltd.		135,307	103,023	41,289	2,131
G.GURU Co., Ltd.		273	133	103	(535)
UD4M Co., Ltd.		1,076	227	1,142	(170)
Dongbu Highway Solar Co., Ltd.		16,139	13,833	2,665	656
Seobu Highway Solar Co., Ltd.		16,323	13,428	2,737	863
Korea Energy Data Co., Ltd.		212	134	167	(104)
Gangneung Sacheon Fuel Cell Co., Ltd.		148,460	125,975	45,534	5,768
Taebaek Gadeoksan Wind Power Co., Ltd.		187,927	120,551	32,534	15,536
Chuncheon Green Energy Co., Ltd.		234,506	195,354	68,010	11,494
Yeomsubong Wind Power Co., Ltd.		45,468	44,236	—	(924)
Yeongyang Wind Power Corporation II		136,360	105,721	18,376	4,005
Haeparang Energy Co., Ltd.		63,749	56,030	758	(620)
Saemangeum Sebit Power Plant Co., Ltd.		160,225	93,086	20,376	(147)
PlatformN. Co., Ltd.		162	223	430	139
PT. Cirebon Energi Prasarana		3,831,992	2,863,534	543,340	60,512
Green Radiation Co., Ltd.		521	663	613	(272)
Future Convergence Technology Laboratory. Co., Ltd.		384	277	—	(83)
Eco Motion Co., Ltd.		1,830	684	350	82
REC’s Innovation Co., Ltd.		2,921	1,518	1,010	232
ACE		359	308	27	14
Environment and Energy Co., Ltd.		31	—	—	(36)
Santiago Solar Power SpA		85,063	71,139	4,862	(9,488)
Yanggu Floating Photovoltaic Power Plant Inc.		15,300	12,382	2,259	210
Power Embedded		400	112	—	(7)
Changwon SG Energy Co., Ltd.		4,878	1,328	3,342	(539)
Donpyung Technology. Co., Ltd.		2,205	673	2,317	135
HORANG ENERGY Inc.		94,637	85,678	—	(947)
Hoenggye Renewable Energy Co., Ltd		43,206	43,942	—	(62)
Haman Green Energy Co., Ltd.		122,937	114,908	—	(1,165)
Songsan Green Energy Co., Ltd.		120,001	106,939	121	(692)
SkyPic Inc.		167	37	3	(7)
HyChangwon Fuel Cell. Co., Ltd.		114,580	91,679	—	(309)
Dreams Co.,Ltd.		233	183	208	(49)
DEEPAI Co.,Ltd.		813	449	240	(319)
Amaala Sustainable Company for Energy LLC		697,354	697,158	—	—

<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,569	137	—	(370)
Shuweihat Asia Operation & Maintenance Company		4,215	328	3,574	2,293
Waterbury Lake Uranium L.P.		80,803	761	—	—
ASM-BG Investicii AD		68,437	34,565	12,815	2,824
RES Technology AD		57,356	27,219	7,395	(292)
KV Holdings, Inc.		17,304	1	1,778	1,799
KEPCO SPC Power Corporation		291,538	26,307	190,296	28,108
Gansu Datang Yumen Wind Power Co., Ltd.		63,240	43,443	10,721	944
Datang Chifeng Renewable Power Co., Ltd.		900,001	388,711	115,297	17,722

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	~~W~~	180,827	60,016	26,678	2,031
Rabigh Electricity Company		2,651,843	1,873,439	353,677	63,270
Rabigh Operation & Maintenance Company Limited		40,983	20,205	30,841	5,840
Jamaica Public Service Company Limited		2,649,022	1,656,068	1,490,606	76,611
KW Nuclear Components Co., Ltd.		47,498	5,423	6,919	2,510
Busan Shinho Solar Power Co., Ltd.		28,837	865	8,452	3,963
Global Trade Of Power System Co., Ltd.		2,976	574	3,635	290
Expressway Solar-light Power Generation Co., Ltd.		11,709	168	3,219	1,214
Amman Asia Electric Power Company		791,478	343,371	22,776	34,047
KAPES, Inc.		299,380	257,858	43,699	6,224
Honam Wind Power Co., Ltd.		29,174	12,618	6,508	1,810
Korea Power Engineering Service Co., Ltd.		22,701	1,828	12,983	1,444
Chun-cheon Energy Co., Ltd.		533,211	409,989	430,679	4,890
Yeonggwangbaeksu Wind Power Co., Ltd.		69,249	44,422	12,636	2,156
Nghi Son 2 Power LLC		4,412,970	3,286,814	921,504	91,777
Kelar S.A.		715,489	486,293	112,110	9,733
PT. Tanjung Power Indonesia		754,514	467,144	106,081	17,705
Incheon New Power Co., Ltd.		1,267	227	2,777	36
Seokmun Energy Co., Ltd.		192,083	138,787	51,233	(4,558)
Daehan Wind Power PSC		173,637	130,982	18,496	3,584
Barakah One Company		43,235,235	45,056,439	1,636,730	(53,778)
Nawah Energy Company		701,247	699,068	566,077	40
MOMENTUM		7,422	6,836	22,770	586
Daegu Green Power Co., Ltd.		493,595	399,918	338,750	7,344
Yeonggwang Wind Power Co., Ltd.		217,987	162,218	32,114	7,971
Chester Solar IV SpA		12,649	12,309	1,941	(676)
Chester Solar V SpA		4,260	4,321	631	(176)
Diego de Almagro Solar SpA		16,301	15,161	2,625	(667)
South Jamaica Power Company Limited		532,323	288,501	250,519	14,460
Daesan Green Energy Co., Ltd.		225,765	153,391	110,002	5,960
RE Holiday Holdings LLC		363,750	184,188	20,251	(1,413)
RE Pioneer Holdings LLC		272,900	161,657	13,343	(3,168)
RE Barren Ridge 1 Holdings LLC		224,922	105,310	12,905	(1,301)
RE Astoria 2 LandCo LLC		16,514	276	1,060	848
RE Barren Ridge LandCo LLC		5,826	110	411	342
Laurel SpA		10,897	10,471	1,522	(557)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,736	150	—	70
Cheong-Song Noraesan Wind Power Co., Ltd.		53,374	38,705	6,788	1,599
Chester Solar I SpA		12,935	11,454	1,395	(745)
Solar Philippines Calatagan Corporation		166,126	37,872	19,412	8,733
Saemangeum Solar Power Co., Ltd.		34,377	5,643	—	(176)
Chungsongmeon BongSan wind power Co., Ltd.		86,708	83,921	—	(399)
Jaeun Resident Wind Power Plant Co., Ltd.		95,657	88,605	—	(380)
DE Energia SpA		32,263	24,853	—	3,163
Dangjin Eco Power Co., Ltd.		90,750	12,732	3,645	743
Haemodum Solar Co., Ltd.		21,036	14,444	2,060	232
Yangyang Wind Power Co., Ltd.		146,697	123,504	11,948	2,334
HORUS SOLAR, S.A. DE C.V.		170,018	184,014	35,080	(43,774)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		238,276	223,019	19,178	(37,720)
SUNMEX RENOVABLES, S.A. DE C.V.		182,159	170,906	—	(15,771)
Stavro Holding II A.B.		82,407	114	—	(11,632)
Solaseado Solar Power Co., Ltd.		347,831	292,737	46,361	12,443
Yeongam Solar Power Co., Ltd.		318,641	260,459	34,509	10,880
Samsu Wind Power Co., Ltd.		61,678	46,675	7,051	682
Pulau Indah Power Plant Sdn. Bhd.		1,054,236	873,923	40,818	(2,896)
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,533	271	3,054	(23,354)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2025 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	~~W~~	17,251	33	227	182
PT Barito Wahana Tenaga		678,043	—	—	74,744
Cheongna Energy Co., Ltd.		463,574	375,343	142,400	41,124
Naepo Green Energy Co., Ltd.		738,857	586,152	467,225	124,830
Boim Combined Heat and Power Generation Co., Ltd.		421,954	480,084	139,134	294
OneEnergy Asia Limited		3,237,191	2,137,600	424,036	100,781
KAS INVESTMENT I LLC		20,361	28	(40,343)	(43,213)
KAS INVESTMENT II LLC		20,233	28	(40,189)	(43,048)
Energyco Co., Ltd.		50,310	45,161	6,221	629
CAES, LLC		49,267	—	—	946
Hapcheon Floating Photovoltaic Power Plant Inc.		76,903	53,853	12,361	3,992
Busan Industrial Solar Power Co., Ltd.		18,236	15,133	2,262	191
Bitsolar Energy Co., Ltd.		68,249	74,213	8,300	(390)
Pulau Indah O&M Sdn. Bhd.		1	2	—	24
Guadalupe Solar SpA		10,477	9,339	1,408	(574)
Omisan Wind Power Co., Ltd.		180,001	154,541	4,785	1,480
Foresight Iberian Solar Group Holding, S.L.		187,118	194,881	3,262	(13,206)
Yeongwol Eco Wind Co., Ltd.		99,288	102,522	7,118	(5,518)
Gurae Resident Power Co., Ltd.		12,845	11,861	1,490	(101)
Cheongju Eco Park Co., Ltd.		145,162	109,158	37,392	2,415
Enel X Midland Photovoltaic, LLC		13,694	119	2,470	865
Geumsungsan Wind Power Co., Ltd.		143,725	118,608	21,048	7,349
KEPCO KPS CARABAO Corp.		226	835	—	(513)
Prime Swedish Holding AB		143,102	62,354	8,911	(8,404)
Goheung New Energy Co., Ltd.		174,255	142,437	28,059	2,190
Gunsan Land Solar Co., Ltd.		144,887	104,284	22,154	4,939
CapMan Lynx SCA, SICAR		3,319	134,790	—	(4,808)
International Offshore Power Transmission Holding Company Limited		33,191	1,650	—	(213)
Pyeongchang Wind Power Co., Ltd.		55,697	34,754	9,261	(536)
Eumseong Eco Park Co., Ltd.		149,904	111,846	45,239	9,512
Changwon Nu-ri Energy Co., Ltd.		71,179	58,630	333	(606)
PungBack Wind Farm Corporation		148,157	130,116	—	(536)
Trumbull Asset Management, LLC		2,572	910	4,501	486
S-Power Chile SpA		2,779	2,778	1,369	108
Seungmun Green Energy		142,213	103,593	46,712	9,026
Seobusambo highway photovoltaics Co., Ltd.		10,245	6,108	1,214	26
Yangyang Suri Wind Power Co., Ltd.		210,853	181,052	—	(5,391)
KEPCO for Power Company		644,110	614,267	—	(1,058)
Taebaek Wind Power Co., Ltd.		28,067	3,468	6,431	2,169
Jeonju Bio Green Energy Co., Ltd.		4,130	181	—	(967)
Kumyang Eco Park Co., Ltd.		125,961	112,910	3,169	615
Jeongeup Green Power Co., Ltd.		22,939	6,960	—	(2,767)
Hadong E-factory Co., Ltd.		2,331	1,204	—	(17)
Namyangju Combined Heat and Power Co., Ltd.		75,474	1,899	—	(2,410)
Samcheok Eco Materials Co., Ltd.		21,109	1,981	3,352	(1,357)
Wadi Noor Solar Power Company SAOC		492,407	481,139	—	(1,477)
Fairhaven Energy Storage LLC		2,071	82	—	(14)
Rutile BESS Holdings, LLC		7,353	7,350	—	(211)
Trumbull Development Partners, LLC		1,582,082	1,042,712	—	14,174
Imha Floating Photovoltaic Power Plant Inc.		36,412	23,546	—	(1,679)
EDFR KOWEPO AJBAN PV HOLDING LIMITED		37,776	37,606	—	(143)
Roof One Energy Co., Ltd.		9,305	5,209	—	(46)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows:

In millions of won
As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,798,925	21.66%	2,339,047	—	—	(55,512)	2,283,535
Korea Electric Power Industrial Development Co., Ltd.		109,110	29.00%	31,642	—	—	—	31,642
Gangwon Wind Power Co., Ltd.		82,163	15.00%	12,324	49	—	—	12,373
Hyundai Green Power Co., Ltd.		400,653	29.00%	116,189	—	—	(29,640)	86,549
Korea Power Exchange		262,069	100.00%	262,069	—	—	—	262,069
Taebaek Guinemi Wind Power Co., Ltd.		18,047	67.25%	12,136	2,741	—	—	14,877
Daeryun Power Co., Ltd.		515,244	6.85%	35,295	—	—	(820)	34,475
KNH Solar Co., Ltd.		6,249	27.00%	1,687	—	—	—	1,687
SPC Power Corporation		281,757	38.00%	107,067	—	—	—	107,067
Gemeng International Energy Co., Ltd.		2,815,889	42.00%	1,182,674	—	—	(370,382)	812,292
PT. Cirebon Electric Power		589,500	27.50%	162,112	—	—	—	162,112
KNOC Nigerian East Oil Co., Ltd.		(94,648)	14.63%	(13,847)	—	—	13,847	—
KNOC Nigerian West Oil Co., Ltd.		(87,030)	14.63%	(12,732)	—	—	12,732	—
PT Wampu Electric Power		79,382	46.00%	36,516	—	—	—	36,516
PT. Bayan Resources TBK		3,693,389	20.00%	738,678	69,416	—	(76,380)	731,714
S-Power Co., Ltd.		410,821	49.00%	201,302	—	(967)	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		405,836	25.00%	101,459	305	(905)	(35,247)	65,612
PT. Mutiara Jawa		15,169	29.00%	4,399	—	—	—	4,399
Noeul Green Energy Co., Ltd.		(8,277)	29.00%	(2,401)	—	—	2,401	—
Goseong Green Power Co., Ltd.		987,119	29.00%	286,264	—	(10,179)	—	276,085
Gangneung Eco Power Co., Ltd.		661,551	29.00%	191,850	45,212	(9,379)	—	227,683
Shin Pyeongtaek Power Co., Ltd.		396,068	40.00%	158,428	3,559	(13,401)	—	148,586
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		973	28.00%	272	—	—	2	274
Dongducheon Dream Power Co., Ltd.		337,182	34.01%	114,675	1,757	(1,529)	(12,582)	102,321
Jinbhuvish Power Generation Pvt. Ltd.		50,088	5.20%	2,605	—	—	(2,605)	—
Daejung Offshore Wind Power Co., Ltd.		2,909	46.59%	1,355	—	—	—	1,355
GS Donghae Electric Power Co., Ltd.		843,518	34.00%	286,796	—	—	—	286,796
Daegu Photovoltaic Co., Ltd.		8,336	29.00%	2,417	—	—	—	2,417
Busan Green Energy Co., Ltd.		5,899	29.00%	1,711	—	—	—	1,711
Hansuwon KNP Co., Ltd.		3,885	28.98%	1,125	—	—	(160)	965
Korea Electric Power Corporation Fund		15,178	98.09%	14,889	—	—	3	14,892
Energy Infra Asset Management Co., Ltd.		14,135	9.90%	1,399	—	—	—	1,399
YaksuESS Co., Ltd.		103	29.00%	30	1	—	—	31
Nepal Water & Energy Development Company Private Limited		290,181	66.12%	191,868	837	—	—	192,705
Gwangyang Green Energy Co., Ltd.		118,815	20.00%	23,763	18	—	—	23,781
PND solar Co., Ltd.		6,153	29.00%	1,784	154	—	—	1,938
Hyundai Eco Energy Co., Ltd.		47,078	19.00%	8,945	214	—	—	9,159
YeongGwang Yaksu Wind Electric Co., Ltd.		(201)	9.63%	(19)	300	—	(220)	61
Green Energy Electricity Generation Co., Ltd.		(1,892)	29.00%	(549)	779	—	—	230
Korea Energy Solutions Co., Ltd.		697	20.00%	139	—	—	—	139
ITR Co., Ltd.		(16)	8.03%	(1)	—	—	1	—
STN Co., Ltd.		1,504	20.00%	301	53	—	—	354
Indeck Niles Development, LLC		523,224	50.00%	261,613	97,643	—	4,419	363,675
Indeck Niles Asset Management, LLC		164	33.33%	55	—	—	—	55
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,365	49.00%	6,059	—	—	—	6,059
Suwon New Power Co., Ltd.		2,656	30.15%	801	—	—	—	801
Gwangbaek Solar Power Investment Co., Ltd.		11,183	44.00%	4,920	316	—	—	5,236
Go deok Clean Energy Co., Ltd.		13,697	40.00%	5,479	—	—	—	5,479
SureDataLab Co., Ltd.		855	0.35%	3	—	—	—	3
SEP Co., Ltd.		(73)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,800	16.16%	291	—	—	—	291
Tronix Co., Ltd.		524	12.50%	65	—	—	—	65
O2&B Global Co., Ltd.		(100)	20.00%	(20)	—	—	20	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Muan Sunshine Solar Power Plant Co., Ltd.	~~W~~	11,417	20.00%	2,284	494	—	—	2,778
Bigeum Resident Photovoltaic Power Co., Ltd.		27,711	27.31%	7,569	—	—	—	7,569
Goesan Solar Park Co., Ltd.		10,091	29.00%	2,926	—	—	—	2,926
Saemangeum Heemang Photovoltaic Co., Ltd.		46,210	35.00%	16,174	739	—	—	16,913
Bitgoel Eco Energy Co., Ltd.		26,456	49.05%	12,977	—	—	—	12,977
Jeju Gimnyeong Wind Power Co., Ltd.		(253)	30.00%	(76)	—	—	76	—
Seoroseoro Sunny Power Plant Co., Ltd.		2,619	42.58%	1,115	20	—	—	1,135
Muan Solar park Co., Ltd.		38,840	20.00%	7,768	325	—	—	8,093
YuDang Solar Co., Ltd.		3,479	20.00%	696	—	—	—	696
Anjwa Smart Farm & Solar City Co., Ltd.		43,300	20.00%	8,661	816	—	—	9,477
KPE Green Energy Co., Ltd.		35,699	25.36%	9,052	44	—	—	9,096
G.GURU Co., Ltd.		(11)	14.42%	(2)	—	—	2	—
UD4M Co., Ltd.		841	14.29%	120	—	—	—	120
Dongbu Highway Solar Co., Ltd.		2,360	20.00%	473	50	—	—	523
Seobu Highway Solar Co., Ltd.		3,415	20.00%	683	—	—	—	683
Korea Energy Data Co., Ltd.		(27)	29.37%	(8)	—	—	8	—
Gangneung Sacheon Fuel Cell Co., Ltd.		22,239	41.00%	9,118	87	—	—	9,205
Taebaek Gadeoksan Wind Power Co., Ltd.		77,812	34.00%	26,456	—	—	—	26,456
Chuncheon Green Energy Co., Ltd.		35,058	45.00%	15,776	53	—	—	15,829
Yeomsubong Wind Power Co., Ltd.		271	29.00%	79	246	—	—	325
Yeongyang Wind Power Corporation II		37,653	30.00%	11,296	2,110	—	—	13,406
Haeparang Energy Co., Ltd.		10,778	25.00%	2,694	20	—	—	2,714
Saemangeum Sebit Power Plant Co., Ltd.		68,142	55.00%	37,480	182	—	—	37,662
PlatformN. Co., Ltd.		(66)	29.58%	(20)	—	—	20	—
PT. Cirebon Energi Prasarana		940,046	10.00%	94,005	—	—	—	94,005
Green Radiation Co., Ltd.		165	10.00%	17	3	—	—	20
Future Convergence Technology Laboratory. Co., Ltd.		101	20.12%	20	—	—	—	20
Eco motion Co., Ltd.		1,672	20.00%	334	—	—	—	334
REC’s Innovation Co., Ltd.		1,785	11.04%	197	—	—	—	197
ACE		45	20.00%	9	—	(5)	—	4
Environment and Energy Co., Ltd.		8	10.54%	1	—	—	—	1
Santiago Solar Power SpA		16,015	50.00%	8,008	—	—	—	8,008
Yanggu Floating Photovoltaic Power Plant Inc.		2,934	29.00%	851	—	—	—	851
Power Embedded		240	23.33%	56	1	—	—	57
Changwon SG Energy Co., Ltd.		3,499	18.78%	658	15	—	—	673
Donpyung Technology. Co., Ltd.		1,600	20.00%	320	—	(25)	—	295
HORANG ENERGY Inc.		9,961	40.00%	3,985	224	—	—	4,209
Hoenggye Renewable Energy Co., Ltd		2,730	36.12%	986	2,375	—	(986)	2,375
Haman Green Energy Co., Ltd.		16,502	35.00%	5,776	—	—	—	5,776
Songsan Green Energy Co., Ltd.		18,966	60.00%	11,379	71	—	—	11,450
SkyPic Inc.		150	20.00%	30	—	—	—	30
HyChangwon Fuel Cell. Co., Ltd.		21,316	40.00%	8,526	117	—	—	8,643
Dreams Co.,Ltd.		(21)	11.00%	(2)	5	—	—	3
DEEPAI Co.,Ltd.		158	1.32%	2	6	—	—	8
Amaala Sustainable Company for Energy LLC		71,690	10.00%	7,169	—	—	(7,151)	18
Remal First Holding Company		(25,105)	30.00%	(7,532)	—	—	7,532	—
Naseem First Holding Company		(27,232)	30.00%	(8,170)	—	—	8,170	—
Cheonwang Green Energy Co., Ltd.		1,128	40.00%	451	46	—	(3)	494
Namjeju Bitdream Energy Co., Ltd.		10,106	50.00%	5,053	207	—	—	5,260
Jeju Bukchon BESS Power Plant Co., Ltd.		6,049	41.00%	2,480	—	—	—	2,480
Commerce and Industry Energy Co., Ltd.		32,523	24.46%	7,954	—	—	(7,456)	498
KI Tech Co., Ltd.		940	24.70%	232	—	(61)	—	171
Enlight Energy Advanced Industry Venture Fund		11,235	28.04%	3,150	—	—	—	3,150
Gunsan Green Energy Co., Ltd.		4,792	42.63%	2,043	—	—	—	2,043

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
For the year ended December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	167,815	49.00%	82,230	—	—	—	82,230
Shuweihat Asia Operation & Maintenance Company		5,157	55.00%	2,837	—	—	—	2,837
Waterbury Lake Uranium L.P.		97,025	29.45%	28,576	—	—	—	28,576
ASM-BG Investicii AD		40,981	50.00%	20,491	—	—	—	20,491
RES Technology AD		33,344	50.00%	16,672	—	—	—	16,672
KV Holdings, Inc.		15,936	40.00%	6,374	—	—	—	6,374
KEPCO SPC Power Corporation		199,072	60.00%	119,443	—	—	—	119,443
Gansu Datang Yumen Wind Power Co., Ltd.		20,073	40.00%	8,029	—	—	—	8,029
Datang Chifeng Renewable Power Co., Ltd.		530,324	40.00%	212,130	—	—	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		123,752	40.00%	49,501	—	—	—	49,501
Rabigh Electricity Company		806,056	40.00%	322,423	—	(35,813)	(805)	285,805
Rabigh Operation & Maintenance Company Limited		25,227	40.00%	10,091	—	—	—	10,091
Jamaica Public Service Company Limited		993,028	40.00%	397,211	29,357	—	(14,291)	412,277
KW Nuclear Components Co., Ltd.		50,092	45.00%	22,541	—	—	(176)	22,365
Busan Shinho Solar Power Co., Ltd.		25,042	25.00%	6,260	—	—	—	6,260
Global Trade Of Power System Co., Ltd.		2,441	29.00%	708	—	—	—	708
Expressway Solar-light Power Generation Co., Ltd.		9,317	50.00%	4,658	—	—	—	4,658
Amman Asia Electric Power Company		457,918	60.00%	274,751	—	—	—	274,751
KAPES, Inc.		40,697	51.00%	20,755	—	(31,563)	10,808	—
Honam Wind Power Co., Ltd.		16,780	29.00%	4,866	32	—	—	4,898
Korea Power Engineering Service Co., Ltd.		22,082	29.00%	6,404	—	—	—	6,404
Chun-cheon Energy Co., Ltd.		123,570	29.90%	36,948	3	—	(248)	36,703
Yeonggwangbaeksu Wind Power Co., Ltd.		25,530	15.00%	3,829	6	—	—	3,835
Nghi Son 2 Power LLC		1,133,399	50.00%	566,700	—	—	—	566,700
Kelar S.A.		230,748	65.00%	149,986	3,308	—	—	153,294
PT. Tanjung Power Indonesia		280,633	35.00%	98,221	—	—	—	98,221
Incheon New Power Co., Ltd.		1,568	29.00%	455	—	—	—	455
Seokmun Energy Co., Ltd.		50,223	29.00%	14,565	—	—	—	14,565
Daehan Wind Power PSC		50,190	50.00%	25,095	—	—	—	25,095
Barakah One Company		8,279,442	18.00%	1,490,300	—	182,207	—	1,672,507
Nawah Energy Company		2,176	18.00%	392	—	—	—	392
MOMENTUM		317	33.33%	106	—	—	—	106
Daegu Green Power Co., Ltd.		94,795	54.24%	51,416	84	—	(20,381)	31,119
Yeonggwang Wind Power Co., Ltd.		62,534	46.00%	28,766	492	—	—	29,258
Chester Solar IV SpA		4,709	90.00%	4,237	1,112	—	—	5,349
Chester Solar V SpA		502	90.00%	452	304	—	—	756
Diego de Almagro Solar SpA		4,768	90.00%	4,291	629	—	—	4,920
South Jamaica Power Company Limited		243,391	20.00%	48,678	—	—	(3)	48,675
Daesan Green Energy Co., Ltd.		62,157	35.00%	21,755	—	—	—	21,755
RE Holiday Holdings LLC		161,263	50.00%	80,631	—	—	—	80,631
RE Pioneer Holdings LLC		97,662	50.00%	48,831	—	—	—	48,831
RE Barren Ridge 1 Holdings LLC		109,651	50.00%	54,825	—	—	—	54,825
RE Astoria 2 LandCo LLC		16,274	50.00%	8,137	—	—	—	8,137
RE Barren Ridge LandCo LLC		5,739	50.00%	2,870	—	—	—	2,870
Laurel SpA		2,316	90.00%	2,084	1,008	—	—	3,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,625	12.37%	3,912	9	—	(3,015)	906
Cheong-Song Noraesan Wind Power Co., Ltd.		13,991	29.01%	4,059	61	—	—	4,120
Chester Solar I SpA		3,453	90.00%	3,108	309	—	—	3,417
Solar Philippines Calatagan Corporation		115,923	38.00%	44,050	—	—	17,063	61,113
Saemangeum Solar Power Co., Ltd.		28,545	81.01%	23,123	—	—	—	23,123
Chungsongmeon BongSan wind power Co., Ltd.		1,803	29.00%	522	1,782	—	—	2,304

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.	~~W~~	(2,618)	29.00%	(759)	—	—	759	—
Dangjin Eco Power Co., Ltd.		78,848	34.00%	26,809	341	—	—	27,150
Haemodum Solar Co., Ltd.		6,431	49.00%	3,151	—	—	—	3,151
Yangyang Wind Power Co., Ltd.		30,175	50.00%	15,088	43	—	—	15,131
HORUS SOLAR, S.A. DE C.V.		(6,253)	14.95%	(935)	3,580	—	—	2,645
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		16,264	14.95%	2,431	2,171	—	—	4,602
SUNMEX RENOVABLES, S.A. DE C.V.		22,751	14.95%	3,400	5	—	—	3,405
Stavro Holding II A.B.		90,309	20.00%	18,062	—	—	—	18,062
Solaseado Solar Power Co., Ltd.		64,759	38.90%	25,192	1,361	—	—	26,553
Yeongam Solar Power Co., Ltd.		60,218	19.00%	11,442	773	—	—	12,215
Samsu Wind Power Co., Ltd.		17,423	19.00%	3,310	—	—	—	3,310
Pulau Indah Power Plant Sdn. Bhd.		205,417	25.00%	51,354	5,643	—	—	56,997
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		37,255	29.53%	11,001	527	—	(527)	11,001
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,692	90.00%	15,023	—	—	—	15,023
PT Barito Wahana Tenaga		737,706	30.61%	225,828	—	—	—	225,828
Cheongna Energy Co., Ltd.		131,509	50.10%	65,886	3,137	(1,177)	—	67,846
Naepo Green Energy Co., Ltd.		191,096	29.20%	55,800	—	—	3,442	59,242
Boim Combined Heat and Power Generation Co., Ltd.		(63,389)	46.30%	(29,349)	—	(743)	30,092	—
OneEnergy Asia Limited		1,172,226	40.00%	468,891	25,512	—	—	494,403
KAS INVESTMENT I LLC		44	29.89%	13	—	—	—	13
KAS INVESTMENT II LLC		44	29.89%	13	—	—	—	13
Energyco Co., Ltd.		6,207	29.00%	1,800	829	—	—	2,629
CAES, LLC		42,153	36.00%	15,175	2,923	—	—	18,098
Hapcheon Floating Photovoltaic Power Plant Inc.		26,026	49.00%	12,753	39	—	—	12,792
Busan Industrial Solar Power Co., Ltd.		3,786	28.02%	1,061	290	—	—	1,351
Bitsolar Energy Co., Ltd.		(5,977)	27.10%	(1,620)	—	—	1,620	—
Pulau Indah O&M Sdn. Bhd.		156	40.00%	62	—	—	—	62
Guadalupe Solar SpA		3,631	60.00%	2,179	98	—	—	2,277
Omisan Wind Power Co., Ltd.		28,661	42.00%	12,038	166	—	—	12,204
Foresight Iberian Solar Group Holding, S.L.		(14,972)	75.00%	(11,229)	1,427	—	9,802	—
Yeongwol Eco Wind Co., Ltd.		(4,129)	29.00%	(1,197)	1,828	—	—	631
Gurae Resident Power Co., Ltd.		1,241	29.00%	360	48	—	—	408
Cheongju Eco Park Co., Ltd.		37,318	29.00%	10,822	195	—	—	11,017
Enel X Midland Photovoltaic, LLC		14,108	20.00%	2,822	—	—	—	2,822
Geumsungsan Wind Power Co., Ltd.		24,078	29.00%	6,982	556	—	—	7,538
KEPCO KPS CARABAO Corp.		(441)	40.00%	(176)	—	—	176	—
Prime Swedish Holding AB		82,178	45.00%	36,980	1,684	—	—	38,664
Goheung New Energy Co., Ltd.		37,170	46.15%	17,154	1,084	—	—	18,238
Gunsan Land Solar Co., Ltd.		41,777	53.83%	22,488	—	—	1,334	23,822
International Offshore Power Transmission Holding Company Limited		(212)	35.00%	(74)	(2)	—	76	—
Pyeongchang Wind Power Co., Ltd.		22,158	58.00%	12,851	—	—	—	12,851
Eumseong Eco Park Co., Ltd.		38,097	29.00%	11,048	577	—	—	11,625
Changwon Nu-ri Energy Co., Ltd.		15,545	61.00%	9,483	3	—	—	9,486
PungBack Wind Farm Corporation		14,276	37.00%	5,282	1,085	—	—	6,367
Trumbull Asset Management, LLC		1,574	78.00%	1,228	—	—	—	1,228
S-Power Chile SpA		766	50.00%	383	155	—	—	538
Seungmun Green Energy		37,749	33.00%	12,457	—	—	—	12,457
Seobusambo highway photovoltaics Co., Ltd.		4,405	80.00%	3,524	—	—	—	3,524

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	32,993	29.00%	9,568	—	—	—	9,568
KEPCO for Power Company		21,638	60.00%	12,983	—	—	—	12,983
Taebaek Wind Power Co., Ltd.		21,062	60.00%	12,637	—	—	—	12,637
Kumyang Eco Park Co., Ltd.		23,508	29.00%	6,818	56	—	—	6,874
Jeongeup Green Power Co., Ltd.		11,246	44.86%	5,045	1,679	—	—	6,724
Hadong E-factory Co., Ltd.		1,115	29.99%	334	6	—	—	340
Namyangju Combined Heat and Power Co., Ltd.		209,634	70.10%	146,953	193	—	—	147,146
Samchuck		19,144	25.54%	4,889	—	—	(4,889)	—
Wadi Noor Solar Power Company SAOC		6,589	50.00%	3,295	9	(4,015)	711	—
Fairhaven Energy Storage LLC		2,042	35.00%	715	—	—	(715)	—
Rutile BESS Holdings, LLC		38,198	50.00%	19,099	—	—	—	19,099
Trumbull Development Partners, LLC		690,772	56.23%	388,421	50,847	—	—	439,268
Imha Floating Photovoltaic Power Plant Inc.		11,389	49.00%	5,581	46	—	—	5,627
EDFR KOWEPO AJBAN PV HOLDING LIMITED		1,707	50.00%	854	—	—	—	854
Roof One Energy Co., Ltd.		3,955	48.00%	1,899	34	—	—	1,933
Taean Haetdeulwon Solar Power Co., Ltd.		17,612	45.00%	7,925	712	—	—	8,637
Haetbyeotgil Solar Power Co., Ltd.		2,408	30.00%	723	9	—	—	732
Seongseo Neulpureun Energy Co., Ltd.		1,367	49.81%	681	—	—	—	681
Luluah SKY Energy Holding Ltd.		423	15.00%	63	—	—	—	63
KES Yona Holdings LLC		—	0.00%	—	—	—	—	—
Siraj AlTaqa AlNazifa		—	0.00%	—	—	—	—	—
Nour Ibri Solar Power Company		1,184	30.77%	364	—	—	9	373
Lucy Equity Holdings, LLC		(148,557)	20.00%	(29,711)	1,268	—	28,443	—

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in condensed consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,826,356	21.66%	2,344,989	—	—	(55,685)	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		104,056	29.00%	30,177	—	—	—	30,177
Gangwon Wind Power Co., Ltd.		77,631	15.00%	11,644	49	—	—	11,693
Hyundai Green Power Co., Ltd.		403,558	29.00%	117,033	—	—	(29,640)	87,393
Korea Power Exchange		273,962	100.00%	273,962	—	—	—	273,962
Taebaek Guinemi Wind Power Co., Ltd.		16,086	67.25%	10,818	2,741	—	—	13,559
Daeryun Power Co., Ltd.		465,879	6.85%	31,913	—	—	(820)	31,093
KNH Solar Co., Ltd.		8,017	27.00%	2,165	—	—	—	2,165
SPC Power Corporation		283,089	38.00%	107,574	—	—	—	107,574
Gemeng International Energy Co., Ltd.		2,498,612	42.00%	1,049,417	—	—	(321,079)	728,338
PT. Cirebon Electric Power		572,838	27.50%	157,530	—	—	—	157,530
KNOC Nigerian East Oil Co., Ltd.		(96,926)	14.63%	(14,180)	—	—	14,180	—
KNOC Nigerian West Oil Co., Ltd.		(89,121)	14.63%	(13,038)	—	—	13,038	—
PT Wampu Electric Power		85,366	46.00%	39,268	—	—	—	39,268
PT. Bayan Resources TBK		3,238,297	20.00%	647,659	146,097	—	(76,380)	717,376
S-Power Co., Ltd.		370,303	49.00%	181,448	—	(1,076)	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		435,809	25.00%	108,953	305	(946)	(35,247)	73,065
PT. Mutiara Jawa		19,777	29.00%	5,735	—	—	—	5,735
Noeul Green Energy Co., Ltd.		(13,223)	29.00%	(3,835)	—	—	3,835	—
Goseong Green Power Co., Ltd.		1,004,588	29.00%	291,331	—	(6,789)	—	284,542
Gangneung Eco Power Co., Ltd.		692,281	29.00%	200,761	46,872	(5,819)	—	241,814
Shin Pyeongtaek Power Co., Ltd.		373,908	40.00%	149,563	3,559	(14,064)	1	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,281	28.00%	359	—	—	1	360
Dongducheon Dream Power Co., Ltd.		305,984	34.01%	104,065	1,757	(1,889)	(12,582)	91,351
Jinbhuvish Power Generation Pvt. Ltd.		53,880	5.16%	2,780	—	—	(2,780)	—
Daejung Offshore Wind Power Co., Ltd.		3,199	46.59%	1,490	—	—	—	1,490
GS Donghae Electric Power Co., Ltd.		821,859	34.00%	279,432	—	—	—	279,432
Daegu Photovoltaic Co., Ltd.		8,742	29.00%	2,535	—	—	—	2,535
Busan Green Energy Co., Ltd.		8,049	29.00%	2,334	—	—	—	2,334
Hansuwon KNP Co., Ltd.		2,880	28.98%	835	—	—	(161)	674
Korea Electric Power Corporation Fund		13,609	98.09%	13,349	—	—	4	13,353
Energy Infra Asset Management Co., Ltd.		12,808	9.90%	1,268	—	—	—	1,268
YaksuESS Co., Ltd.		557	29.00%	161	1	—	—	162
Nepal Water & Energy Development Company Private Limited		246,930	68.88%	170,083	872	—	—	170,955
Gwangyang Green Energy Co., Ltd.		120,998	20.00%	24,199	18	—	—	24,217
PND solar Co., Ltd.		5,455	29.00%	1,582	154	—	(1)	1,735
Hyundai Eco Energy Co., Ltd.		43,574	19.00%	8,279	214	—	—	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		(406)	9.63%	(39)	300	—	(220)	41
Green Energy Electricity Generation Co., Ltd.		(4,050)	29.00%	(1,175)	779	—	396	—
Korea Energy Solutions Co., Ltd.		985	20.00%	197	—	—	—	197
ITR Co., Ltd.		(178)	8.70%	(15)	—	—	15	—
STN Co., Ltd.		1,771	20.00%	354	53	—	—	407
Indeck Niles Development, LLC		529,874	50.00%	264,936	101,361	—	4,673	370,970
Indeck Niles Asset Management, LLC		179	33.33%	60	—	—	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,487	49.00%	6,119	—	—	—	6,119

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Suwon New Power Co., Ltd.	~~W~~	2,089	30.15%	630	—	284	—	914
Gwangbaek Solar Power Investment Co., Ltd.		10,999	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		13,253	40.00%	5,301	—	—	—	5,301
SureDataLab Co., Ltd.		199	23.95%	48	—	—	—	48
SEP Co., Ltd.		(73)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,390	16.16%	225	—	—	(13)	212
Tronix Co., Ltd.		1,165	12.50%	146	—	—	—	146
O2&B Global Co., Ltd.		(32)	20.00%	(6)	—	—	6	—
Muan Sunshine Solar Power Plant Co., Ltd.		11,389	20.00%	2,278	494	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		28,951	27.31%	7,908	—	—	—	7,908
Goesan Solar Park Co., Ltd.		10,805	29.00%	3,133	—	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		43,993	35.00%	15,398	739	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		27,933	49.05%	13,701	—	—	—	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		832	30.00%	250	—	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		2,371	42.58%	1,010	20	—	—	1,030
Muan Solar park Co., Ltd.		29,708	20.00%	5,942	325	—	—	6,267
YuDang Solar Co., Ltd.		3,083	20.00%	617	—	—	—	617
Anjwa Smart Farm & Solar City Co., Ltd.		37,405	20.00%	7,482	816	—	—	8,298
KPE Green Energy Co., Ltd.		32,284	25.36%	8,186	44	—	—	8,230
G.GURU Co., Ltd.		140	24.65%	34	—	—	—	34
UD4M Co., Ltd.		849	14.29%	121	—	—	—	121
Dongbu Highway Solar Co., Ltd.		2,306	20.00%	462	50	—	—	512
Seobu Highway Solar Co., Ltd.		2,895	20.00%	579	—	—	—	579
Korea Energy Data Co., Ltd.		78	29.37%	23	—	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		22,485	41.00%	9,219	87	—	—	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.		67,376	34.00%	22,909	—	—	—	22,909
Chuncheon Green Energy Co., Ltd.		39,152	45.00%	17,619	53	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		1,232	29.00%	357	246	—	—	603
Yeongyang Wind Power Corporation II		30,639	30.00%	9,191	2,110	—	—	11,301
Haeparang Energy Co., Ltd.		7,719	25.00%	1,930	20	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		67,139	55.00%	36,928	182	—	—	37,110
PlatformN. Co., Ltd.		(61)	29.58%	(18)	—	—	18	—
PT. Cirebon Energi Prasarana		968,458	10.00%	96,846	—	—	—	96,846
Green Radiation Co., Ltd.		(142)	10.00%	(14)	3	—	11	—
Future Convergence Technology Laboratory. Co., Ltd.		107	20.12%	22	—	—	—	22
Eco motion Co., Ltd.		1,146	20.00%	229	—	—	—	229
REC’s Innovation Co., Ltd.		1,403	11.04%	155	—	—	—	155
ACE		51	20.00%	10	—	(5)	—	5
Environment and Energy Co., Ltd.		31	10.54%	3	—	—	—	3
Santiago Solar Power SpA		13,924	50.00%	6,961	—	—	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		2,918	29.00%	846	—	—	—	846
Power Embedded		288	23.33%	67	1	—	—	68
Changwon SG Energy Co., Ltd.		3,550	18.78%	667	15	—	—	682
Donpyung Technology. Co., Ltd.		1,532	20.00%	306	—	(25)	—	281
HORANG ENERGY Inc.		8,959	40.00%	3,584	224	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		(736)	36.12%	(266)	2,375	—	266	2,375
Haman Green Energy Co., Ltd.		8,029	35.00%	2,810	—	—	—	2,810
Songsan Green Energy Co., Ltd.		13,062	60.00%	7,837	71	—	—	7,908
SkyPic Inc.		130	20.00%	26	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		22,901	40.00%	9,161	117	—	—	9,278
Dreams Co.,Ltd.		50	11.00%	6	5	—	—	11
DEEPAI Co.,Ltd.		364	1.32%	5	6	—	—	11
Amaala Sustainable Company for Energy LLC		196	10.00%	20	—	—	(2)	18

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
For the year ended December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	176,432	49.00%	86,450	—	—	—	86,450
Shuweihat Asia Operation & Maintenance Company		3,887	55.00%	2,138	—	—	—	2,138
Waterbury Lake Uranium L.P.		80,042	29.68%	23,756	—	—	—	23,756
ASM-BG Investicii AD		33,872	50.00%	16,936	—	—	—	16,936
RES Technology AD		30,137	50.00%	15,069	—	—	—	15,069
KV Holdings, Inc.		17,303	40.00%	6,921	—	—	—	6,921
KEPCO SPC Power Corporation		265,231	60.00%	159,139	—	—	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		19,797	40.00%	7,919	—	—	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		511,290	40.00%	204,516	—	—	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,811	40.00%	48,325	—	—	—	48,325
Rabigh Electricity Company		778,404	40.00%	311,362	—	(40,752)	(717)	269,893
Rabigh Operation & Maintenance Company Limited		20,778	40.00%	8,311	—	—	—	8,311
Jamaica Public Service Company Limited		992,954	40.00%	397,182	29,357	—	(13,923)	412,616
KW Nuclear Components Co., Ltd.		42,075	45.00%	18,934	—	—	(176)	18,758
Busan Shinho Solar Power Co., Ltd.		27,972	25.00%	6,993	—	—	—	6,993
Global Trade Of Power System Co., Ltd.		2,402	29.00%	696	—	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		11,541	50.00%	5,771	—	—	—	5,771
Amman Asia Electric Power Company		448,107	60.00%	268,864	—	—	—	268,864
KAPES, Inc.		41,522	51.00%	21,176	—	(25,107)	3,931	—
Honam Wind Power Co., Ltd.		16,556	29.00%	4,801	32	—	—	4,833
Korea Power Engineering Service Co., Ltd.		20,873	29.00%	6,054	—	—	—	6,054
Chun-cheon Energy Co., Ltd.		123,222	29.90%	36,843	3	—	(247)	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		24,827	15.00%	3,723	6	—	—	3,729
Nghi Son 2 Power LLC		1,126,156	50.00%	563,079	—	—	—	563,079
Kelar S.A.		229,196	65.00%	148,978	3,389	—	—	152,367
PT. Tanjung Power Indonesia		287,370	35.00%	100,580	—	—	—	100,580
Incheon New Power Co., Ltd.		1,040	29.00%	302	—	—	—	302
Seokmun Energy Co., Ltd.		53,296	29.00%	15,456	—	—	—	15,456
Daehan Wind Power PSC		42,655	50.00%	21,327	—	—	—	21,327
Barakah One Company		(1,821,204)	18.00%	(327,817)	—	153,104	174,713	—
Nawah Energy Company		2,179	18.00%	392	—	—	—	392
MOMENTUM		586	33.33%	195	—	—	—	195
Daegu Green Power Co., Ltd.		93,677	54.24%	50,810	84	—	(20,381)	30,513
Yeonggwang Wind Power Co., Ltd.		55,769	46.00%	25,654	492	—	—	26,146
Chester Solar IV SpA		340	90.00%	306	1,146	—	—	1,452
Chester Solar V SpA		(61)	90.00%	(55)	317	—	—	262
Diego de Almagro Solar SpA		1,140	90.00%	1,026	674	—	—	1,700
South Jamaica Power Company Limited		243,822	20.00%	48,764	—	—	(4)	48,760
Daesan Green Energy Co., Ltd.		72,374	35.00%	25,331	—	—	—	25,331
RE Holiday Holdings LLC		179,562	50.00%	89,780	—	—	—	89,780
RE Pioneer Holdings LLC		111,243	50.00%	55,622	—	—	—	55,622
RE Barren Ridge 1 Holdings LLC		119,612	50.00%	59,806	—	—	—	59,806
RE Astoria 2 LandCo LLC		16,238	50.00%	8,119	—	—	—	8,119
RE Barren Ridge LandCo LLC		5,716	50.00%	2,857	—	—	—	2,857
Laurel SpA		426	90.00%	382	1,050	—	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,586	12.37%	4,155	9	—	(3,015)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		14,669	29.01%	4,256	61	—	—	4,317
Chester Solar I SpA		1,481	90.00%	1,333	316	—	—	1,649
Solar Philippines Calatagan Corporation		128,254	38.00%	48,737	—	—	14,958	63,695
Saemangeum Solar Power Co., Ltd.		28,734	81.01%	23,277	—	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,787	29.00%	808	1,782	—	—	2,590

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.	~~W~~	7,052	29.00%	2,045	—	—	—	2,045
DE Energia SpA		7,410	49.00%	3,631	—	—	7,431	11,062
Dangjin Eco Power Co., Ltd.		78,018	34.00%	26,526	341	—	—	26,867
Haemodum Solar Co., Ltd.		6,592	49.00%	3,230	—	—	—	3,230
Yangyang Wind Power Co., Ltd.		23,193	50.00%	11,597	43	—	—	11,640
HORUS SOLAR, S.A. DE C.V.		(13,996)	14.95%	(2,092)	3,580	—	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		15,257	14.95%	2,281	2,171	—	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		11,253	14.95%	1,682	5	—	—	1,687
Stavro Holding II A.B.		82,293	20.00%	16,459	—	—	—	16,459
Solaseado Solar Power Co., Ltd.		55,094	38.90%	21,432	1,361	—	—	22,793
Yeongam Solar Power Co., Ltd.		58,182	19.00%	11,055	773	—	—	11,828
Samsu Wind Power Co., Ltd.		15,003	19.00%	2,851	—	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		180,313	25.00%	45,078	5,643	—	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,262	29.53%	15,433	527	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,218	90.00%	15,496	—	—	—	15,496
PT Barito Wahana Tenaga		678,043	30.61%	207,565	—	—	—	207,565
Cheongna Energy Co., Ltd.		88,231	50.10%	44,204	3,137	(1,183)	—	46,158
Naepo Green Energy Co., Ltd.		152,705	29.20%	44,590	—	—	3,441	48,031
Boim Combined Heat and Power Generation Co., Ltd.		(58,130)	46.30%	(27,938)	—	(785)	28,723	—
OneEnergy Asia Limited		1,099,591	40.00%	439,837	25,512	—	—	465,349
KAS INVESTMENT I LLC		20,333	29.89%	6,078	—	—	—	6,078
KAS INVESTMENT II LLC		20,205	29.89%	6,040	—	—	—	6,040
Energyco Co., Ltd.		5,149	29.00%	1,493	829	—	—	2,322
CAES, LLC		49,267	36.00%	17,736	2,923	—	—	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		23,050	49.00%	11,295	39	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		3,103	28.02%	870	290	—	—	1,160
Bitsolar Energy Co., Ltd.		(5,964)	27.10%	(1,616)	352	—	1,264	—
Pulau Indah O&M Sdn. Bhd.		(1)	40.00%	—	—	—	—	—
Guadalupe Solar SpA		1,138	60.00%	683	98	—	—	781
Omisan Wind Power Co., Ltd.		25,460	42.00%	10,693	166	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		(7,763)	75.00%	(5,822)	1,427	—	4,395	—
Yeongwol Eco Wind Co., Ltd.		(3,234)	29.00%	(938)	1,828	—	—	890
Gurae Resident Power Co., Ltd.		984	29.00%	285	48	—	—	333
Cheongju Eco Park Co., Ltd.		36,004	29.00%	10,441	195	—	—	10,636
Enel X Midland Photovoltaic, LLC		13,575	20.00%	2,715	—	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		25,117	29.00%	7,284	556	—	—	7,840
KEPCO KPS CARABAO Corp.		(609)	40.00%	(244)	—	—	244	—
Prime Swedish Holding AB		80,748	45.00%	36,336	1,223	—	—	37,559
Goheung New Energy Co., Ltd.		31,818	46.15%	14,684	1,084	—	—	15,768
Gunsan Land Solar Co., Ltd.		40,603	51.94%	21,090	—	—	2,073	23,163
CapMan Lynx SCA, SICAR		(131,471)	50.00%	(65,735)	—	—	65,735	—
International Offshore Power Transmission Holding Company Limited		31,541	35.00%	11,040	(2)	—	—	11,038
Pyeongchang Wind Power Co., Ltd.		20,943	58.00%	12,147	—	—	—	12,147
Eumseong Eco Park Co., Ltd.		38,058	29.00%	11,036	577	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		12,549	61.00%	7,655	3	—	—	7,658
PungBack Wind Farm Corporation		18,041	37.00%	6,675	1,085	—	—	7,760
Trumbull Asset Management, LLC		1,662	78.00%	1,297	—	—	—	1,297
S-Power Chile SpA		1	50.00%	1	158	—	—	159
Seungmun Green Energy		38,620	33.00%	12,745	—	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		4,137	80.00%	3,309	—	—	—	3,309

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	The financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2025 and 2024 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	29,801	29.00%	8,643	—	—	—	8,643
KEPCO for Power Company		29,843	60.00%	17,906	—	—	—	17,906
Taebaek Wind Power Co., Ltd.		24,599	60.00%	14,759	—	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,949	65.00%	2,566	—	—	—	2,566
Kumyang Eco Park Co., Ltd.		13,051	29.00%	3,785	56	—	—	3,841
Jeongeup Green Power Co., Ltd.		15,979	44.86%	7,167	1,679	—	—	8,846
Hadong E-factory Co., Ltd.		1,127	29.99%	338	6	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		73,575	70.10%	51,575	193	—	—	51,768
Samchuck		19,128	25.54%	4,885	—	—	(4,885)	—
Wadi Noor Solar Power Company SAOC		11,268	50.00%	5,634	9	(4,251)	—	1,392
Fairhaven Energy Storage LLC		1,989	35.00%	696	—	—	(696)	—
Rutile BESS Holdings, LLC		3	50.00%	1	—	—	—	1
Trumbull Development Partners, LLC		539,370	56.23%	303,288	52,091	—	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		12,866	49.00%	6,305	46	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		170	50.00%	85	—	—	—	85
Roof One Energy Co., Ltd.		4,096	48.00%	1,966	34	—	—	2,000

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(6)	The share of losses of associates and joint ventures that has not been recognized due to the discontinuation of loss recognition as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Boim Combined Heat and Power Generation Co., Ltd.	~~W~~	2,394	31,117	769	28,723
Samcheok Eco Materials Co., Ltd.		(5)	5,321	895	5,326
Barakah One Company		(174,713)	—	33,994	174,713
KAPES, Inc.		6,877	10,808	916	3,931
ITR Co., Ltd.		(14)	1	14	15
SEP Co., Ltd.		—	15	—	15
Noeul Green Energy Co., Ltd.		(1,434)	2,401	(1,377)	3,835
PlatformN. Co., Ltd.		2	20	(44)	18
KEPCO KPS CARABAO Corp.		(68)	176	207	244
Bitsolar Energy Co., Ltd.		356	1,620	1,264	1,264
Green Energy Electricity Generation Co., Ltd.		(396)	—	396	396
O2&B Global Co., Ltd.		14	20	6	6
Pulau Indah O&M Sdn. Bhd.		(1)	—	1	1
Foresight Iberian Solar Group Holding, S.L. (*2)		5,407	9,802	4,395	4,395
Green Radiation Co., Ltd.,		(11)	—	11	11
Hoenggye Renewable Energy Co., Ltd.,		(266)	—	266	266
CapMan Lynx SCA, SICAR (*)		(31,090)	—	31,090	31,090
G.GURU Co., Ltd.		2	2	—	—
International Offshore Power Transmission Holding Company Limited		76	76	—	—
Jeju Gimnyeong Wind Power Co., Ltd.		76	76	—	—
Korea Energy Data Co., Ltd.		8	8	—	—
Wadi Noor Solar Power Company SAOC		711	711	—	—
Jaeun Resident Wind Power Plant Co., Ltd.		759	759	—	—
Lucy Equity Holdings, LLC		3,538	3,538	—	—
Remal First Holding Company		7,532	7,532	—	—
Naseem First Holding Company		8,170	8,170	—	—
KNOC Nigerian East Oil Co., Ltd. (*2)		(333)	13,847	14,180	14,180
KNOC Nigerian West Oil Co., Ltd. (*2)		(306)	12,732	13,038	13,038

(*1)	Liquidated during the period.
(*2)	Further share of losses exceeding the carrying amount of the investment is recognized against other long-term interests, such as loans, that in substance form part of the net investment in the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(vii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(viii)	Seokmun Green Energy

According to the special conditions of the REC trading contract, the Group may demand the sale of ownership stakes held by other investors to the Group, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the Group, they may demand that the Group purchase their stakes in the future if certain conditions are met.

(ix)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xi)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest shareholder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xii)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of December 31, 2025 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders and financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Group, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seokmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	Shares cannot be either wholly or partially transferred before the final completion date of the project without the consent of the stakeholders.

Gangneung Eco Power Co., Ltd.	Shares cannot be either wholly or partially transferred until two years have elapsed from the final completion date of the project without the consent of the stakeholders.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

Namjeju Bitdream Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Cheonwang Green Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haetbyeotgil Solar Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Luluah SKY Energy Holding Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,867,112	(27,392)	—	(30,756)	14,808,964
Buildings		27,544,929	(38,077)	(13,779,225)	(7,119)	13,720,508
Structures		93,340,759	(149,558)	(40,552,716)	(18,678)	52,619,807
Machinery		126,564,408	(94,337)	(70,384,493)	(546,317)	55,539,261
Ships		17,870	—	(9,199)	—	8,671
Vehicles		538,604	(2,683)	(402,753)	(116)	133,052
Equipment		2,641,393	(1,868)	(2,191,439)	(376)	447,710
Tools		1,495,250	(982)	(1,305,965)	(1)	188,302
Construction-in-progress		36,779,508	(230,573)	—	(22,795)	36,526,140
Right-of-use assets		5,441,389	—	(2,809,452)	—	2,631,937
Asset retirement costs		18,347,513	—	(9,302,981)	(146,422)	8,898,110
Others		18,380,931	—	(16,151,855)	—	2,229,076

	~~W~~	345,959,666	(545,470)	(156,890,078)	(772,580)	187,751,538

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,577,296	(27,403)	—	(29,241)	14,520,652
Buildings		26,217,223	(41,718)	(12,812,659)	(7,103)	13,355,743
Structures		89,573,695	(149,737)	(37,762,078)	(18,678)	51,643,202
Machinery		122,610,077	(105,546)	(65,120,941)	(533,405)	56,850,185
Ships		17,870	—	(7,336)	—	10,534
Vehicles		452,812	(2,745)	(371,245)	(116)	78,706
Equipment		2,512,223	(3,915)	(2,073,752)	(375)	434,181
Tools		1,428,994	(1,306)	(1,255,257)	(1)	172,430
Construction-in-progress		31,307,153	(223,566)	—	(22,795)	31,060,792
Right-of-use assets		6,031,076	—	(2,984,680)	—	3,046,396
Asset retirement costs		18,283,796	—	(8,388,929)	(146,423)	9,748,444
Others		17,198,254	—	(15,136,756)	—	2,061,498

	~~W~~	330,210,469	(555,936)	(145,913,633)	(758,137)	182,982,763

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,548,055	3,397	(14,757)	—	—	299,661	14,836,356
(Government grants)		(27,403)	—	11	—	—	—	(27,392)
Buildings		13,397,461	29,671	(27,419)	(1,008,638)	(16)	1,367,526	13,758,585
(Government grants)		(41,718)	—	4	3,937	—	(300)	(38,077)
Structures		51,792,939	8,593	(304,274)	(3,015,461)	—	4,287,568	52,769,365
(Government grants)		(149,737)	—	687	9,552	—	(10,060)	(149,558)
Machinery		56,955,731	477,443	(238,182)	(6,371,551)	(14,246)	4,824,403	55,633,598
(Government grants)		(105,546)	—	384	15,011	—	(4,186)	(94,337)
Ships		10,534	—	—	(1,863)	—	—	8,671
Vehicles		81,451	5,482	(108)	(49,732)	—	98,642	135,735
(Government grants)		(2,745)	—	6	1,309	—	(1,253)	(2,683)
Equipment		438,096	88,890	(166)	(212,174)	—	134,932	449,578
(Government grants)		(3,915)	—	—	2,119	—	(72)	(1,868)
Tools		173,736	36,172	(48)	(78,791)	—	58,215	189,284
(Government grants)		(1,306)	—	—	437	—	(113)	(982)
Construction-in-progress		31,284,358	15,728,954	(65)	—	—	(10,256,534)	36,756,713
(Government grants)		(223,566)	4,685	—	—	—	(11,692)	(230,573)
Right-of-use assets		3,046,396	100,430	(5,876)	(477,663)	—	(31,350)	2,631,937
Asset retirement costs		9,748,444	—	—	(1,437,687)	—	587,353	8,898,110
Others		2,061,498	2,849	—	(1,007,904)	—	1,172,633	2,229,076

	~~W~~	182,982,763	16,486,566	(589,803)	(13,629,099)	(14,262)	2,515,373	187,751,538

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,398,088	28,390	(38,162)	—	—	159,739	14,548,055
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	3,767	(13,366)	(984,288)	(1,351)	1,032,495	13,397,461
(Government grants)		(46,227)	—	—	4,508	—	1	(41,718)
Structures		50,890,001	16,201	(303,046)	(2,873,012)	(9,154)	4,071,949	51,792,939
(Government grants)		(157,881)	—	1,330	9,458	—	(2,644)	(149,737)
Machinery		53,817,046	341,652	(199,670)	(6,311,423)	(735)	9,308,861	56,955,731
(Government grants)		(119,824)	—	522	16,076	—	(2,320)	(105,546)
Ships		12,365	—	—	(1,865)	—	34	10,534
Vehicles		83,374	4,311	(223)	(43,837)	—	37,826	81,451
(Government grants)		(2,837)	—	8	1,233	—	(1,149)	(2,745)
Equipment		430,875	84,020	(236)	(210,376)	—	133,813	438,096
(Government grants)		(5,932)	—	—	2,118	—	(101)	(3,915)
Tools		164,474	32,825	(68)	(82,603)	—	59,108	173,736
(Government grants)		(62)	—	—	341	—	(1,585)	(1,306)
Construction-in-progress		32,008,502	14,335,323	—	—	—	(15,059,467)	31,284,358
(Government grants)		(173,474)	6,806	75	—	—	(56,973)	(223,566)
Right-of-use assets		3,363,743	132,495	(2,252)	(538,995)	—	91,405	3,046,396
Asset retirement costs		9,733,574	—	—	(1,809,280)	—	1,824,150	9,748,444
Others		2,146,930	1,704	—	(1,011,161)	—	924,025	2,061,498

	~~W~~	179,875,535	14,987,494	(555,087)	(13,833,106)	(11,240)	2,519,167	182,982,763

(3)

For the year ended December 31, 2025, the Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. recognized proceeds and costs from selling items produced before the assets’ intended use. As a result, ~~W~~7,038 million (~~W~~101,609 million for the year ended December 31, 2024) was recognized as revenue and ~~W~~23,041 million (~~W~~77,549 million for the year ended December 31, 2024) was recognized as cost of sales in profit or loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

19.	Investment Properties

(1)	Investment properties as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	218,041	—	—	218,041
Buildings		38,311	(22)	(17,558)	20,731

	~~W~~	256,352	(22)	(17,558)	238,772

In millions of won	As of December 31, 2024
	Acquisition cost	Government grants	Accumulated depreciation	Book value
Land	~~W~~210,509	—	—	210,509
Buildings	32,517	(22)	(14,020)	18,475

	~~W~~243,026	(22)	(14,020)	228,984

(2) Changes in investment properties for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	210,509	—	—	7,532	218,041
Buildings		18,497	—	(1,082)	3,338	20,753
(Government grants)		(22)	—	—	—	(22)

	~~W~~	228,984	—	(1,082)	10,870	238,772

In millions of won	For the year ended December 31, 2024
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	172,594	—	—	37,915	210,509
Buildings		12,955	—	(683)	6,225	18,497
(Government grants)		(22)	—	1	(1)	(22)

	~~W~~	185,527	—	(682)	44,139	228,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Rental income	~~W~~	12,394	11,594
Operating and maintenance expenses related to rental income		(1,103)	(716)

	~~W~~	11,291	10,878

(4)	Fair values of investment properties as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Book value		Fair value	Book value	Fair value
Land	~~W~~	218,041	363,922	210,509	337,379
Buildings		20,731	24,126	18,475	19,094

	~~W~~	238,772	388,048	228,984	356,473

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	6,136,773	28,724,681	(673,693)	34,187,761

(*)

For the year ended December 31, 2025, the increased balance of contracts from new orders is ~~W~~ 29,718,160 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~ 993,479 million.

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,795,600	1,190,281	(849,108)	6,136,773

(*)

For the year ended December 31, 2024, the increased balance of contracts from new orders is ~~W~~1,299,281 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~109,000 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Accumulated earned revenue		Accumulated expense	Accumulated Profit (loss)	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	23,954,612	25,468,062	(1,513,450)	102,359

In millions of won	As of December 31, 2024
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,255,432	24,008,579	246,853	80,069

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

20.	Construction Contracts, Continued

(3)	The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	538,057	363,521	1,159,085	161,778

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized for the year ended December 31, 2025 from the amounts included in contract liabilities at the end of the prior year was ~~W~~134,174 million.

(4)

The contracts with customers state that the disclosure of information related to UAE nuclear power plant construction project, Egypt Eldaba nuclear power plant construction projects, construction of retubing and refurbishment for Cernavoda NPP Unit1 refurbishment project in Romania, and Dukovany nuclear power plant construction projects (Units 5 and 6) in the Czech Republic, such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the customers. The customers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029
Construction of Retubing and Refurbishment for Cernavoda NPP Unit1 Refurbishment Project in Romania	December 19, 2024	June 30, 2030
Dukovany nuclear power plant construction projects (Units 5 and 6) in the Czech Republic (*)	June 17, 2025	—

(*)	The completion date of the Dukovany New Nuclear Power Plant (Units 5 and 6) Project is exempt from disclosure pursuant to the laws of the Czech Republic.

(5)

The Group is in discussion with the contracting parties about the prolongation costs and liquidated damages for the UAE nuclear power plant project. As of December 31, 2025, the Group recognized the amount of estimated outflow of resources embodying economic benefits related to the prolongation costs as provisions.

(6)

The operating segment information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the year ended December 31, 2025 is as follows:

In millions of won	For the year ended December 31, 2025
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		The effect on profit or loss of changes in estimates of contract revenue and contract costs	Amounts recognized in current profit or loss	Amounts to be recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	12,814	(227,497)	(227,473)	(24)	321,193	—	351,593	—	—	—
Electric power generation (Nuclear)		1,434,601	(2,465,749)	(1,537,333)	(928,416)	1,730,523	—	116,720	—	117,102	—
Plant maintenance & engineering Service and others		2,268	10,099	(12,722)	22,821	13,494	14,514	67,033	1	45,890	13,336
Others		—	—	—	—	—	—	2,711	—	18,631	49

	~~W~~	1,449,683	(2,683,147)	(1,777,528)	(905,619)	2,065,210	14,514	538,057	1	181,623	13,385

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,237,800	(804)	(1,064,876)	(19)	172,101
Copyrights, patents rights and other industrial rights		57,100	—	(42,168)	—	14,932
Mining rights		626,449	—	(16,125)	(601,636)	8,688
Development expenditures		1,033,744	(540)	(965,175)	—	68,029
Intangible assets under development		125,687	(5,044)	—	—	120,643
Usage rights of donated assets and others		602,139	—	(470,762)	(136)	131,241
Leasehold rights		28,185	—	(25,959)	(538)	1,688
Greenhouse gas emissions rights		108,300	—	—	—	108,300
Others		631,396	(136)	(243,363)	(12,224)	375,673

	~~W~~	4,450,800	(6,524)	(2,828,428)	(614,553)	1,001,295

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,156,641	(844)	(976,633)	(19)	179,145
Copyrights, patents rights and other industrial rights		107,040	—	(71,231)	(9,178)	26,631
Mining rights		670,083	—	(66,938)	(573,723)	29,422
Development expenditures		1,011,550	(939)	(937,877)	—	72,734
Intangible assets under development		96,544	(3,473)	—	(8,903)	84,168
Usage rights of donated assets and others		592,680	—	(459,165)	(136)	133,379
Leasehold rights		28,185	—	(25,216)	(538)	2,431
Greenhouse gas emissions rights		135,534	—	—	—	135,534
Others		620,366	(229)	(224,410)	(12,253)	383,474

	~~W~~	4,418,623	(5,485)	(2,761,470)	(604,750)	1,046,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	179,989	23,008	(2,267)	(89,309)	40	61,444	172,905
(Government grants)		(844)	—	—	342	—	(302)	(804)
Copyrights, patents rights and other industrial rights		26,631	390	(12)	(4,937)	(8,348)	1,208	14,932
Mining rights		29,422	30	(972)	(1,569)	—	(18,223)	8,688
Development expenditures		73,673	—	—	(27,901)	—	22,797	68,569
(Government grants)		(939)	—	—	496	—	(97)	(540)
Intangible assets under development		87,641	75,291	—	—	(30)	(37,215)	125,687
(Government grants)		(3,473)	—	—	—	—	(1,571)	(5,044)
Usage rights of donated assets and others		133,379	—	—	(11,599)	—	9,461	131,241
Leasehold rights		2,431	—	—	(743)	—	—	1,688
Greenhouse gas emissions rights		135,534	1,523	—	—	—	(28,757)	108,300
Others		383,703	2,251	(1,350)	(23,483)	(58)	14,746	375,809
(Government grants)		(229)	—	—	93	—	—	(136)

	~~W~~	1,046,918	102,493	(4,601)	(158,610)	(8,396)	23,491	1,001,295

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	197,841	18,249	(4)	(88,985)	—	52,888	179,989
(Government grants)		(413)	—	—	229	—	(660)	(844)
Copyrights, patents rights and other industrial rights		23,491	576	(44)	(4,846)	—	7,454	26,631
Mining rights		32,165	—	(100)	(5,798)	—	3,155	29,422
Development expenditures		55,434	—	—	(25,830)	—	44,069	73,673
(Government grants)		(2,121)	—	—	1,364	—	(182)	(939)
Intangible assets under development		86,013	69,878	—	(14)	—	(68,236)	87,641
(Government grants)		(2,458)	—	—	—	—	(1,015)	(3,473)
Usage rights of donated assets and others		145,251	36	—	(11,903)	—	(5)	133,379
Leasehold rights		3,929	—	—	(960)	(538)	—	2,431
Greenhouse gas emissions rights		107,086	123	—	(416)	—	28,741	135,534
Others		388,088	3,997	(394)	(26,501)	(364)	18,877	383,703
(Government grants)		(322)	—	—	93	—	—	(229)

	~~W~~	1,033,984	92,859	(542)	(163,567)	(902)	85,086	1,046,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2025 and 2024 are as follows:

In millions of won and thousands of Australian dollars

As of December 31, 2025
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	2,810	1 years and 11 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	4,159	11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	4,745	4 years and 6 months
Others	Occupancy and use of public waters	KRW	59,977	11 years and 1 month
	Greenhouse gas emissions rights	KRW	108,300	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

As of December 31, 2024
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	4,276	2 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	12,523	3 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	8,697	1 year and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,799	5 years and 6 months
Others	Occupancy and use of public waters	KRW	65,389	12 years and 1 month
	Greenhouse gas emissions rights	KRW	135,534	—
	Business rights	KRW	143,216	24 years and 11 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For each of the two years in the period ended December 31, 2025, the Group recognized research and development expenses of ~~W~~794,917 million and ~~W~~773,931 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

22.	Trade and Other Payables

Trade and other payables as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31. 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	3,543,008	—	4,494,504	—
Non-trade payables		2,413,056	1,298,781	2,224,036	1,432,421
Accrued expenses		2,066,595	39,309	1,983,697	22,259
Leasehold deposits received		5,448	956	3,211	3,237
Other deposits received		82,116	38,788	97,276	45,012
Lease liabilities		510,105	2,640,775	603,492	3,095,964
Dividends payable		1,319	—	5,063	—
Others (*)		24	10,199	36	10,348

	~~W~~	8,621,671	4,028,808	9,411,315	4,609,241

(*)	Details of others as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31. 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	2,689	—	2,689
Others		24	7,510	36	7,659

	W	24	10,199	36	10,348

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31. 2025		As of December 31, 2024
Current liabilities
Short-term borrowings	~~W~~	9,979,420	9,122,792
Current portion of long-term borrowings		8,744,156	8,434,330
Current portion of debt securities		27,173,916	26,908,467
Less: current portion of discount on long-term borrowings		(2,054)	(16,537)
Less: current portion of discount on debt securities		(8,468)	(7,100)

		45,886,970	44,441,952

Non-current liabilities
Long-term borrowings		3,317,261	3,153,867
Debt securities		80,769,677	85,149,391
Less: discount on long-term borrowings		(42,487)	(35,071)
Less: discount on debt securities		(162,129)	(176,739)

		83,882,322	88,091,448

	~~W~~	129,769,292	132,533,400

(2)	Repayment schedules of borrowings and debt securities as of December 31, 2025 and 2024 are as follows:

In millions of won
	As of December 31. 2025
Type	Borrowings	Debt Securities
Less than 1 year	~~W~~18,723,576	27,173,916
1~ 5 years	1,268,982	59,991,872
More than 5 years	2,048,279	20,777,805

	~~W~~22,040,837	107,943,593

In millions of won
	As of December 31, 2024
Type	Borrowings	Debt Securities
Less than 1 year	~~W~~17,557,122	26,908,467
1~ 5 years	1,488,840	63,087,182
More than 5 years	1,665,027	22,062,209

	~~W~~20,710,989	112,057,858

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2025 and 2024 are as follows:

In millions of won and thousands of foreign currencies
		As of December 31, 2025
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	2.82 ~ 3.65	2026.01.02 ~ 2026.05.18	—	~~W~~	7,018,433
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.62 ~ 0.80	2026.05.27 ~ 2026.07.11	—		2,600,000
Local short-term borrowings	Korea Development Bank	Short-term loan base interest rate + 1.03	2026.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	2.97 ~ 3.30	2026.09.18 ~ 2026.12.29	—		30,000
Foreign short-term borrowings	Hana Bank and others	SOFR(1M) + 0.40 ~ 0.90	2026.08.11 ~ 2026.11.25	USD 49,165		70,547
Local bank overdraft	Nonghyup Bank	3.26	2026.01.08	—		183,300
Local bank overdraft	Hana Bank	1yr bank debenture rate+1.07	2026.10.31	—		47,140

					~~W~~	9,979,420

In millions of won and thousands of USD		As of December 31, 2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	3.27 ~ 4.60	2025.01.07 ~ 2025.12.31	—	~~W~~	4,953,348
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.23 ~ 0.65 4.17	2025.01.02 ~ 2025.11.20	—		3,934,600
Foreign short-term borrowings	Hana Bank	SOFR(1M) + 0.90	2025.08.12	USD 40,000		58,800
Local bank overdraft	Korea Development Bank	3.85	2025.04.28	—		100,000
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.37 4.20	2025.02.21 ~ 2025.03.28	—		76,044

					~~W~~	9,122,792

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2025 and 2024 are as follows:

In millions of won
		As of December 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,097
	Facility	4.60~4.94	2028~2042	—		46,340
	Facility	CB rate+0.90	2029	—		7,457
Hana Bank and others	Commercial Paper	3M CD + 0.31~1.20	2025~2030	—		8,350,000
	Facility	4.60	2028	—		3,578
	Facility	3yr KTB rate-1.25	2025~2028	—		1,827
Export-Import Bank of Korea	Project loans	1.00	2026	—		1,473
	Facility	1.32	2026~2028	—		48,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2028	—		6,438
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		10,586
	Others	3.95	2034	—		61,820
	Others	Standard overdraft rate+1.00	2034	—		61,820
Kookmin Bank	Facility	4.36~5.93	2030~2037	—		161,114
Woori Bank	Facility	3M CD+1.90 4.66~5.20	2034~2042	—		92,963
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.60~5.70	2030~2041	—		39,093
Others	Facility	3.30~6.80	2028~2042	—		768,821
	Facility	CB rate+1.10 1.75~5.70	2028~2041	—		20,549
	Others	4.40~7.90	2038~2039	—		79,296
	Others	2.00~5.41	2031~2034	—		49,819

					~~W~~	9,893,978

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2025 and 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
		As of December 31, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,546
Export-Import Bank of Korea and others	Direct Loan and others	6.72~8.12	2036	USD 65,616		94,152
	Direct Loan and others	6M Synthetic Libor +2.25~3.70	2027	USD 32,621		46,808
	Facility	SOFR+0.43~1.83	2029~2031	USD 125,556		180,160
	Facility	SOFR+0.78	2029	SAR 517,167		197,847
POSCO E&C and others	Shareholder’s Loan	8.00	2026	USD 4,086		5,863
	Shareholder’s Loan	8.00	2031	USD 6,845		9,822
NH-Amundi	Syndicated Loan	8.00	2032	JPY 491,448		4,510
SMTB	Syndicated Loan	((0.55%+TIBOR 6M)×40%) +(1.8225%×60%)	2036	JPY 5,792,647		53,155
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,060		60,786
MUFGBank	Facility	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 5.67~6.18	2026~2032	USD 801,862		1,150,592
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,818		87,267
Shinhan Bank	Facility	1M BBSY+1.40~2.25	2026	AUD 223,008		214,315
Nonghyup Bank and others	Facility	10.40	2039	USD 34,577		49,616

						2,167,439

						12,061,417
Less: discount on long-term borrowings						(44,541)
Less: current portion of long-term borrowings						(8,744,156)
Add: current portion of discount on long-term borrowings						2,054

					~~W~~	3,274,774

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2025 and 2024 are as follows, continued:

In millions of won
		As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,424
	Facility	2.60~4.94	2025~2042	—		51,960
	Facility	CB rate+0.90	2029	—		9,486
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		7,550,000
	Facility	4.60	2028	—		4,904
	Facility	3yr KTB rate-1.25	2028	—		2,492
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		64,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2025~2028	—		7,494
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		13,995
	Operating funds	6M bank debenture rate+0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		67,733
	Others	Standard overdraft rate+1.00	2034	—		67,733
Kookmin Bank	Facility	3M CD+1.79 5.53~5.63	2030~2037	—		167,945
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.12~5.61	2034~2042	—		100,071
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		36,351
Others	Facility	3.30~6.80	2028~2042	—		801,687
	Facility	CB rate+1.10 2.25~5.63	2028~2041	—		24,517
	PF Refinancing	CB rate+1.25	2030	—		5,726
	PF Refinancing	4.10	2030	—		15,905
	Securitized debts (*)	3M CD+1.80	2025	—		54,236
	Others	4.40~7.90	2025~2039	—		113,362
	Others	2.00~6.15	2031~2034	—		49,826

					~~W~~	9,367,153

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2025 and 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
		As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744	~~W~~	12,853
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD	72,163		106,080
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD	44,126		91,437
	Facility	SOFR+0.43 1M SOFR+1.83	2029~2031	USD	112,672		165,628
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD	149,592		219,900
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD	10,145		14,914
	Shareholder’s loan	8.00	2031	JOD	4,853		10,056
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2025~2032	JPY	3,937,987		36,878
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2025	JPY	2,178,069		20,397
Solar Construction Lending, LLC	Facility	5.00	2025	USD	28,303		41,605
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	38,139		58,304
IFC and others	Facility	3M SOFR+1.60~1.99 6M SOFR+5.00 6.19~7.22	2026~2032	USD	772,852		1,136,092
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD	60,743		89,292
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	178,729		163,301
Nonghyup Bank and others	Facility	10.40	2039	USD	36,943		54,307

							2,221,044

							11,588,197
Less: discount on long-term borrowings							(51,608)
Less: current portion of long-term borrowings							(8,434,330)
Add: current portion of discount on long-term borrowings							16,537

						~~W~~	3,118,796

(*)	The main reasons for early repayment of securitized debts as of December 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2025 and 2024 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	As of December 31, 2025		As of December 31, 2024

Electricity Bonds	2012.03.27~2025.11.06	2026.01.03~2052.04.21	1.48~5.69	~~W~~	59,850,000	63,960,000

Corporate Bonds (*)	2009.10.16~2025.12.01	2026.01.16~2054.06.28	1.29~10.00		29,957,353	28,727,353

Corporate Bonds	2021.05.26~2023.12.28	2041.05.25~2043.09.15	1.75~3.78		41,578	41,578

					89,848,931	92,728,931

Less: discount on local debt securities					(52,559)	(51,149)

Less: current portion of local debt securities					(21,801,584)	(22,621,584)
Add: current portion of discount on local debt securities					2,163	2,124

				~~W~~	67,996,951	70,058,322

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2025 and 2024 are as follows:

In millions of won and thousands of foreign currencies
			December 31, 2025
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	399,908
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		451,587
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		411,702
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		143,490
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		430,470
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		67,429
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		70,187
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		304,277
FY-19	2019.07.19	2027.07.19	0.05	CHF	100,000		181,197
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	310,682		445,798
FY-20	2020.08.03	2026.02.03	0.61	USD	300,000		430,470
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		645,705
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		717,450
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		430,470
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		430,470
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		430,470
FY-22	2022.06.14	2027.06.14	4.00	USD	300,000		430,470
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		1,004,430
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,147,920
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		433,364
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		191,233
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		502,215
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		717,450
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,434,900
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		430,470
FY-24	2024.01.31	2027.01.31	4.88	USD	1,200,000		1,721,880
FY-24	2024.07.29	2029.07.29	4.63	USD	500,000		717,450
FY-25	2025.02.13	2028.02.13	4.75	USD	400,000		573,960
FY-25	2025.03.05	2028.03.05	4.10	HKD	1,166,000		215,022
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD	500,000		717,450
FY-25	2025.11.04	2031.05.04	4.00	USD	300,000		430,470
FY-25	2025.11.12	2028.11.12	Compounded Daily SOFR+0.62	USD	600,000		860,939
FY-25	2025.11.12	2030.11.12	4.13	USD	400,000		573,959

							18,094,662
Less: discount on foreign debt securities							(118,038)
Less: current portion of foreign debt securities							(5,372,332)
Add: current portion of discount on foreign debt securities							6,305

						~~W~~	12,610,597

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2025 and 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
			As of December 31, 2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	409,690
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		462,634
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		421,772
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		147,000
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		441,000
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		441,000
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		61,149
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		59,954
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		312,345
FY-19	2019.07.19	2027.07.19	0.05	CHF	100,000		162,638
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	326,929		480,586
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		441,000
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		735,000
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		735,000
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		441,000
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		661,500
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		735,000
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		441,000
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		441,000
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		441,000
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		735,000
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,176,000
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		441,000
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		1,029,000
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,176,000
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		444,855
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		196,304
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		514,500
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		735,000
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,470,000
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		441,000
FY-24	2024.01.31	2027.01.31	4.88	USD	1,200,000		1,764,000
FY-24	2024.07.29	2029.07.29	4.63	USD	500,000		735,000

							19,328,927
Less: discount on foreign debt securities							(132,690)
Less: current portion of foreign debt securities							(4,286,883)
Add: current portion of discount on foreign debt securities							4,976

						~~W~~	14,914,330

(7)	Changes in borrowings and debt securities for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025				For the year ended December 31, 2024
	Borrowings		Debt Securities	Total	Borrowings	Debt Securities	Total
Beginning balance	~~W~~	20,659,381	111,874,019	132,533,400	19,839,652	113,792,178	133,631,830
Cash flow		1,506,642	(3,447,638)	(1,940,996)	604,841	(4,211,164)	(3,606,323)
Effect of exchange rate fluctuations		(176,794)	(666,627)	(843,421)	250,661	2,294,022	2,544,683
Others		7,067	13,242	20,309	(35,773)	(1,017)	(36,790)

	~~W~~	21,996,296	107,772,996	129,769,292	20,659,381	111,874,019	132,533,400

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~195,791 million and ~~W~~152,644 million respectively, as expense for each of the two years in the period ended December 31, 2025. The Group also applies the leases of low-value assets recognition exemption to lease contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~4,008 million and ~~W~~3,121 million respectively, as expense for each of the two years in the period ended December 31, 2025. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,025,978	(401,002)	624,976
Buildings		220,277	(126,636)	93,641
Structures		54,310	(15,125)	39,185
Machinery		56,211	(33,535)	22,676
Ships		3,630,728	(2,066,439)	1,564,289
Vehicles		72,416	(47,670)	24,746
Others (*)		381,469	(119,045)	262,424

	~~W~~	5,441,389	(2,809,452)	2,631,937

(*)	During the year ended December 31, 2025, the power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd., an LNG combined-cycle power project operator, was terminated.

In millions of won	As of December 31, 2024
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,017,114	(339,512)	677,602
Buildings		214,258	(108,417)	105,841
Structures		52,983	(12,124)	40,859
Machinery		54,654	(27,594)	27,060
Ships		3,946,265	(2,015,172)	1,931,093
Vehicles		59,402	(38,482)	20,920
Others (*)		686,400	(443,379)	243,021

	~~W~~	6,031,076	(2,984,680)	3,046,396

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

24.	Lease, Continued

1)	Group as a lessee, Continued

(3)	Changes in right-of-use assets for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	677,602	9,402	(59,793)	(2,035)	(200)	624,976
Buildings		105,841	25,783	(41,921)	(2,282)	6,220	93,641
Structures		40,859	1,889	(8,433)	(96)	4,966	39,185
Machinery		27,060	1,364	(6,515)	(19)	786	22,676
Ships		1,931,093	9,688	(316,823)	—	(59,669)	1,564,289
Vehicles		20,920	21,280	(15,498)	(1,444)	(512)	24,746
Others		243,021	31,024	(28,680)	—	17,059	262,424

	~~W~~	3,046,396	100,430	(477,663)	(5,876)	(31,350)	2,631,937

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	655,860	12,369	(65,245)	(117)	74,735	677,602
Buildings		90,573	61,397	(48,371)	(399)	2,641	105,841
Structures		37,356	4,115	(4,595)	—	3,983	40,859
Machinery		5,943	26,200	(7,083)	—	2,000	27,060
Ships		2,313,305	—	(363,032)	(1,656)	(17,524)	1,931,093
Vehicles		25,491	11,042	(14,167)	(77)	(1,369)	20,920
Others		235,215	17,372	(36,502)	(3)	26,939	243,021

	~~W~~	3,363,743	132,495	(538,995)	(2,252)	91,405	3,046,396

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

24.	Lease, Continued

1)	Group as a lessee, Continued

(4)	Lease liabilities as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Less than 1 year	~~W~~	526,324	632,878
1 ~ 5 years		1,614,003	1,817,340
More than 5 years		1,407,310	1,670,416

		3,547,637	4,120,634
Less: present value discounts and others		(396,757)	(421,178)

Present value of lease payment	~~W~~	3,150,880	3,699,456

(5)	Details of the liquidity classification of lease liabilities as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Current lease liabilities	~~W~~	510,105	603,492
Non-current lease liabilities		2,640,775	3,095,964

	~~W~~	3,150,880	3,699,456

(6)	Changes in lease liabilities for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,699,456	90,362	(626,586)	76,935	(89,287)	3,150,880

(*)	Others include the translation effect of foreign currency lease liabilities and others.

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,807,880	119,161	(695,466)	82,638	385,243	3,699,456

(*)	Others include the translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

24.	Lease, Continued

1)	Group as a lessee, Continued

(7)	Details of expense relating to lease contracts as lessee for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Depreciation of right-of-use assets	~~W~~	477,663	538,995
Interest expenses of lease liabilities		76,935	82,638
Lease expenses for short-term leases		195,791	152,644
Lease expenses for leases of low-value assets		4,008	3,121
Variable lease payments		5,169	12,420

	~~W~~	759,566	789,818

(8)	The total cash outflow related to the lease contracts amounts to ~~W~~831,553 million and ~~W~~863,651 million, for each of the two years in the period ended December 31, 2025, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group has entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas-fired combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 11 energy storage system installation projects and 295 energy efficiency contracts as finance leases with lease terms ranging from 3 to 11 years. Also, the Group has entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and receives revenue consisting of fixed charges (for capital cost recovery) and variable costs over the contracted period.

(2)	Profits and losses related to finance leases for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Finance income on the net investment in the lease	~~W~~	118,903	120,770

(3)	The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Less than 1 year	~~W~~	217,872	213,300
1 ~ 2 years		206,023	217,747
2 ~ 3 years		194,195	204,867
3 ~ 4 years		184,626	193,379
4 ~ 5 years		187,851	184,436
More than 5 years		1,218,793	1,420,807

		2,209,360	2,434,536
Less: unearned finance income		(932,072)	(1,078,138)

Net investment in the lease (*)	~~W~~	1,277,288	1,356,398

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~34,047 million and ~~W~~31,857 million, as of December 31, 2025 and 2024, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.37% per year as of December 31, 2025 (0.00%~17.15% as of December 31, 2024).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

24.	Lease, Continued

2)	Group as a lessor, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	5,255	5,256
Bad debt expense		1,977	—
Write-off		(230)	—
Reversal		—	(1)

Ending balance	~~W~~	7,002	5,255

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Net defined benefit asset	~~W~~	104,344	40,425
Net defined benefit obligations		1,380,352	1,449,837
Other long-term employee benefit obligations		1,500	1,710

(2)	Principal assumptions used for actuarial valuation as of December 31, 2025 and 2024 are as follows:

	As of December 31, 2025	As of December 31, 2024
Discount rate	3.38% ~ 5.44%	3.38% ~ 5.06%
Future salary and benefit levels	4.83%	4.83%
Weighted average duration	9.65 years	9.89 years

(3)	Details of expense relating to defined benefit plans for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Current service cost	~~W~~	486,139	430,308
Interest cost		173,362	184,169
Expected return on plan assets		(124,639)	(141,108)

	~~W~~	534,862	473,369

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Cost of sales	~~W~~	384,386	340,165
Selling and administrative expenses		99,838	87,815
Others including construction-in-progress		50,638	45,389

	~~W~~	534,862	473,369

In addition, for each of the two years in the period ended December 31, 2025, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~95,639 million and ~~W~~87,998 million as cost of sales; ~~W~~22,729 million and ~~W~~ 16,221 million as selling and administrative expenses; and ~~W~~17,749 million and ~~W~~15,701 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Present value of defined benefit obligation from funded plans	~~W~~	4,978,795	4,960,645
Fair value of plan assets		(3,702,787)	(3,551,233)

Net liabilities incurred from defined benefit plans	~~W~~	1,276,008	1,409,412

(5)	Changes in the present value of defined benefit obligations for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	4,960,645	4,312,702
Current service cost		486,139	430,308
Interest cost		173,362	184,169
Remeasurement component		32,568	425,671
Actual payments		(673,863)	(392,336)
Others		(56)	131

Ending balance	~~W~~	4,978,795	4,960,645

(6)	Changes in the fair value of plan assets for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	3,551,233	3,349,480
Expected return		124,639	141,108
Remeasurement component		(12,236)	(10,030)
Contributions by the employers		350,970	254,763
Actual payments		(311,819)	(184,088)

Ending balance	~~W~~	3,702,787	3,551,233

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Equity instruments	~~W~~	879	2,308
Debt instruments		527,278	413,522
Bank deposits		275,590	452,158
Others (*)		2,899,040	2,683,245

	~~W~~	3,702,787	3,551,233

(*)	Others consist of various financial instruments managed by external asset management companies.

For each of the two years in the period ended December 31, 2025, actual returns on plan assets amounted to ~~W~~112,403 million and ~~W~~131,078 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Actuarial loss (gain) from changes in financial assumptions	~~W~~	(172,587)	320,582
Actuarial loss from experience adjustments, etc.		205,155	105,089
Expected loss		12,236	10,030

	~~W~~	44,804	435,701

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain(loss) on accumulated remeasurement component amounting to ~~W~~8,027 million and ~~W~~(95,694) million have been recognized as other comprehensive income or loss as of December 31, 2025 and 2024, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

26.	Provisions

(1)	Provisions as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,145,049	—	1,093,625	—
Litigation
Litigation provisions		10,114	342,213	9,350	479,071
Decommissioning cost
Nuclear plants		55,874	24,121,023	79,501	23,192,872
Spent fuel		700,694	2,044,650	799,384	2,124,361
Radioactive waste		72,616	1,699,429	84,485	1,677,306
PCBs		—	14,073	—	39,389
Other recovery provisions		—	55,843	—	50,407
Others
Power plant regional support program		132,818	—	130,256	—
Transmission regional support program (*)		344,824	—	302,631	—
Provisions for financial guarantee		21,815	28,894	26,440	4,484
Provisions for greenhouse gas emissions obligations		151,187	—	156,463	—
Provision for onerous contracts		1,448,037	1,656	434	1,333
Others		87,215	555,919	111,402	267,811

	~~W~~	4,170,243	28,863,700	2,793,971	27,837,034

(*)

As of December 31, 2025 and 2024, the Group recognized reimbursement assets of ~~W~~ 46,069 million and ~~W~~ 46,444 million, respectively, in connection with the provisions for support projects for areas adjacent to transmission and substation facilities.

(2)	Changes in provisions for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,093,625	1,364,058	(1,301,555)	(11,079)	—	1,145,049
Litigation
Litigation provisions		488,421	44,700	(167,170)	(13,638)	14	352,327
Decommissioning cost
Nuclear plants		23,272,373	1,005,286	(63,355)	(37,407)	—	24,176,897
Spent fuel		2,923,745	578,601	(411,377)	(345,625)	—	2,745,344
Radioactive waste		1,761,791	108,910	(56,879)	(41,777)	—	1,772,045
PCBs		39,389	1,144	(19,958)	(6,502)	—	14,073
Other recovery provisions		50,407	18,963	(1,290)	(280)	(11,957)	55,843
Others
Power plant regional support program		130,256	59,769	(57,207)	—	—	132,818
Transmission regional support program		302,631	212,701	(170,508)	—	—	344,824
Provisions for financial guarantee		30,924	45,864	(22,553)	(3,347)	(179)	50,709
Provisions for RPS		—	1,107,704	(1,101,002)	(6,702)	—	—
Provisions for greenhouse gas emissions obligations		156,463	247,135	(241,024)	(7,204)	(4,183)	151,187
Provision for onerous contracts		1,767	1,448,691	—	(765)	—	1,449,693
Others		379,213	308,807	(44,620)	(147)	(119)	643,134

	~~W~~	30,631,005	6,552,333	(3,658,498)	(474,473)	(16,424)	33,033,943

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

26.	Provisions, Continued

(2)	Changes in provisions for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	999,691	1,226,957	(1,127,746)	(5,379)	102	1,093,625
Litigation
Litigation provisions		177,018	373,328	(26,040)	(35,885)	—	488,421
Decommissioning cost
Nuclear plants		21,646,887	1,692,508	(66,971)	—	(51)	23,272,373
Spent fuel		2,925,734	842,753	(463,388)	(381,354)	—	2,923,745
Radioactive waste		1,908,085	113,342	(56,907)	(202,729)	—	1,761,791
PCBs		57,944	7,049	(25,604)	—	—	39,389
Other recovery provisions		36,082	4,479	(879)	—	10,725	50,407
Others
Power plant regional support program		130,034	55,761	(55,539)	—	—	130,256
Transmission regional support program		256,006	202,882	(156,257)	—	—	302,631
Provisions for financial guarantee		49,992	11,347	(25,723)	(5,086)	394	30,924
Provisions for RPS		36,074	891,143	(862,039)	(65,178)	—	—
Provisions for greenhouse gas emissions obligations		18,672	164,438	(17,659)	(5,611)	(3,377)	156,463
Provision for onerous contracts		2,733	348	—	(1,314)	—	1,767
Others		290,217	294,606	(126,693)	(1,127)	(77,790)	379,213

	~~W~~	28,535,169	5,880,941	(3,011,445)	(703,663)	(69,997)	30,631,005

(3)	Greenhouse gas emissions rights (allowances) and obligations:

(i)	Allowances allocated free of charge from the government for each compliance year in the commitment period as of December 31, 2025 are as follows:

In ten thousands of tons(tCO2-eq)	3rd planned period
	2021	2022	2023	2024	2025	Total
Allowances received free of charge from the government	15,831	14,542	14,575	12,451	11,838	69,237

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2025 are as follows:

In ten thousands of tons(tCO2-eq), millions of won
	3rd commitment period
	2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning (*1)	13,784	129,571	11,402	68,476	25,186	198,047
Purchase (Sell)	1,833	176,441	1,823	179,183	3,656	355,624
Government Submission	(13,884)	(159,199)	(2,858)	(240,001)	(16,742)	(399,200)
Carry Forward (Borrowing)	(1,708)	(146,813)	1,275	92,621	(433)	(54,192)
ETC	—	—	25	7,271	25	7,271

Ending (*2)	25	—	11,667	107,550	11,692	107,550

(*1)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.
(*2)

Current greenhouse gas emissions rights represent those expected to be surrendered to the government or sold within one year from the end of the reporting period. Non-current greenhouse gas emissions rights, amounting to ~~W~~ 108,300 million, are classified as other intangible assets (See Note 21).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2025 are as follows, continued:

In ten thousands of tons(tCO2-eq), millions of won
	3rd commitment period
	2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning (*)	14,829	25,128	11,952	99,968	9,288	6,873	36,069	131,969
Purchase (Sell)	1,536	135,837	1,674	174,991	—	—	3,210	310,828
Government Submission	(14,780)	(39,968)	(657)	(53,727)	—	—	(15,437)	(93,695)
Carry Forward (Borrowing)	(1,585)	(129,188)	1,043	44,430	828	128,417	286	43,659
ETC	—	8,191	—	(53,693)	—	244	—	(45,258)

Ending	—	—	14,012	211,969	10,116	135,534	24,128	347,503

(*)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

(iii)	The Group does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2025.

(iv)	The Group does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2025.

(v)	The estimated greenhouse gas emission of the Group for the year ended December 31, 2025 is 11,401 ten thousand tons.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

27.	Government Grants

(1)	Government grants as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Land	~~W~~	27,392	27,403
Buildings		38,077	41,718
Structures		149,558	149,737
Machinery		94,337	105,546
Vehicles		2,683	2,745
Equipment		1,868	3,915
Tools		982	1,306
Construction-in-progress		230,573	223,566
Investment properties		22	22
Software		804	844
Development expenditures		540	939
Intangible assets under development		5,044	3,473
Other intangible assets		136	229

	~~W~~	552,016	561,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

27.	Government Grants, Continued

(2)	Changes in government grants for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	25,019	—	—	—	224	(25,243)	—
Land		27,403	—	—	—	(11)	—	—	27,392
Buildings		41,718	—	—	(3,937)	(4)	—	300	38,077
Structures		149,737	—	—	(9,552)	(687)	—	10,060	149,558
Machinery		105,546	—	—	(15,011)	(384)	—	4,186	94,337
Vehicles		2,745	—	—	(1,309)	(6)	—	1,253	2,683
Equipment		3,915	—	—	(2,119)	—	—	72	1,868
Tools		1,306	—	—	(437)	—	—	113	982
Construction-in-progress		223,566	—	(4,685)	—	—	—	11,692	230,573
Investment properties		22	—	—	—	—	—	—	22
Software		844	—	—	(342)	—	—	302	804
Development expenditures		939	—	—	(496)	—	—	97	540
Intangible assets under development		3,473	—	—	—	—	—	1,571	5,044
Other intangible assets		229	—	—	(93)	—	—	—	136

	~~W~~	561,443	25,019	(4,685)	(33,296)	(1,092)	224	4,403	552,016

In millions of won	For the year ended December 31, 2024
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	59,503	—	—	—	4,789	(64,292)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(4,508)	—	—	(1)	41,718
Structures		157,881	—	—	(9,458)	(1,330)	—	2,644	149,737
Machinery		119,824	—	—	(16,076)	(522)	—	2,320	105,546
Vehicles		2,837	—	—	(1,233)	(8)	—	1,149	2,745
Equipment		5,932	—	—	(2,118)	—	—	101	3,915
Tools		62	—	—	(341)	—	—	1,585	1,306
Construction-in-progress		173,474	—	(6,806)	—	(75)	—	56,973	223,566
Investment properties		22	—	—	(1)	—	—	1	22
Software		413	—	—	(229)	—	—	660	844
Development expenditures		2,121	—	—	(1,364)	—	—	182	939
Intangible assets under development		2,458	—	—	—	—	—	1,015	3,473
Other intangible assets		322	—	—	(93)	—	—	—	229

	~~W~~	538,977	59,503	(6,806)	(35,421)	(1,936)	4,789	2,337	561,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for each of the two years in the period ended December 31, 2025 are as follows:

In millions of Won					2025
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Used	Return	Others	Ending Balance
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers (2021)	2023.01.01~2023.12.31	1,491	1	—	—	—	—	1
Ministry of Trade, Industry and Energy	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for Losses in Local Government Operations, 2024)	2024.01.01~2024.12.31	161,429	—	18,828	(18,828)	—	—	—
Ministry of Industry and Trade	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners (2024)	2024.02.15~2024.12.31	178,753	28,074	19,058	(41,772)	—	—	5,360
Ministry of SMEs and Startups		Construction of the Integrated Control System for Renewable Energy in Transmission Area	2024.02.13~2026.03.31	5,601	—	195	(196)	—	32	31
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers (2025)	2025.01.01~2025.07.09	80	—	80	(80)	—	—	—
Ministry of Climate, Energy and Environment	Electricity supply business in rural areas	Electricity supply business in rural areas (Government Fiscal Loans, 2025) Electricity supply business in rural areas	2025.01.01~2026.12.31	122	—	111	(111)	—	—	—
Ministry of Climate, Energy and Environment	Electricity supply business in rural areas	(Capital Expenditure for Rural Electrification Support and New Connections, 2025)	2025.01.01~2026.12.31	20,987	—	9,789	(9,789)	—	—	—
Ministry of Climate, Energy and Environment	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for for self-generation Facilities, 2025)	2025.01.01~2026.12.31	93,925	—	86,747	(86,747)	—	—	—
Ministry of Climate, Energy and Environment	Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support (2025)	2025.01.01~2025.12.31	30,913	—	29,901	(29,901)	—	—	—
Ministry of Climate, Energy and Environment	Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant (2025) Energy Industry Cooperation: Improving	2025.01.01~2025.12.31	436	—	61	(61)	—	—	—
Ministry of Climate, Energy and Environment	Official Development Assistance (ODA)	Efficiency through the Utilization of Distribution Automation Systems (DAS) in the Dominican Republic Energy Industry Cooperation: Support for	2025.01.01~2026.12.31	6,752	—	788	(788)	—	—	—
Ministry of Climate, Energy and Environment	Official Development Assistance (ODA)	Modernizing Grid Operations based on Distribution Automation Systems (DAS) in the Central-Southern Region of Honduras	2025.01.01~2026.12.31	10,468	—	222	(222)	—	—	—
Saemangeum Development and Investment Agency	Construction of Power Infrastructure for the Saemangeum Secondary Battery Specialized Complex	Construction of Power Infrastructure for the Saemangeum Secondary Battery Specialized Complex	2025.01.01~2026.12.31	6,542	—	1,730	(1,730)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for each of the two years in the period ended December 31, 2025 are as follows:

				2024
Business Name	Description	Period	Budget	Beginning Balance	Received	Used	Return	Others	Ending Balance
Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,069	—	(791)	(278)	—	—
Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,491	—	1	—	—	—	1
Support for underground power line installation	Daebul Industrial Complex Underground Power Line Project (Phase 1) (Subsidy)	2023.01.01 ~ 2025.12.31	3,492	—	3,492	(3,492)	—	—	—
Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2023.01.01 ~ 2023.12.31	490	—	213	(213)	—	—	—
Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	2	203	(205)	—	—	—
Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners (2024)	2024.02.15 ~ 2024.12.31	178,753	—	156,058	(127,984)	—	—	28,074
Electricity supply business in rural areas	Electricity supply business in rural areas (Support for Losses in Local Government Operations, 2024)	2024.01.01 ~ 2024.12.31	161,429	—	170,276	(170,276)	—	—	—
Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support (2024)	2024.01.01 ~ 2024.12.31	52,170	—	51,413	(51,413)	—	—	—
Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant (2024)	2024.01.02 ~ 2024.12.31	428	—	61	(61)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

28.	Deferred Revenue

Changes in deferred revenues for each of the two years in the period ended December 31, 2025 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	13,652,565	11,548,855
Increase		1,308,338	2,924,341
Recognized as revenue		(861,760)	(820,631)

Ending balance	~~W~~	14,099,143	13,652,565

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,742,661	423,445	3,531,207	354,218
Unearned revenue		56,306	18,364	37,062	14,910
Deferred revenue		826,003	13,273,140	776,988	12,875,577
Withholdings		300,016	1,024	271,425	2,296
Others		1,880,185	10,186	1,710,459	34,519

	~~W~~	6,805,171	13,726,159	6,327,141	13,281,520

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2025 and 2024 are as follows:

In millions of won except share information
	As of December 31, 2025
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	As of December 31, 2024
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for each of the two years in the period ended December 31, 2025 are as follows:

Number of shares	For the year ended December 31, 2025	For the year ended December 31, 2024
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		567,469	—
Retained earnings before appropriations		26,328,205	18,523,337

Retained earnings	~~W~~	28,500,584	20,128,247

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Reserve for business expansion	~~W~~	567,469	—

	~~W~~	567,469	—

(3)	Changes in retained earnings for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	20,128,247	16,338,262
Profit for the year attributed to owners of the controlling company		8,544,918	3,491,698
Changes in equity method retained earnings		(5,944)	(6,346)
Remeasurements of defined benefit liability, net of tax		(29,899)	(281,761)
Transfer of revaluation reserve		—	586,394
Dividend paid		(136,738)	—

Ending balance	~~W~~	28,500,584	20,128,247

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	213	136,738

In millions of won	For the year ended December 31, 2024
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	(17,420)	(11,074)
Changes		(5,944)	(6,346)

Ending balance	~~W~~	(23,364)	(17,420)

(6)	Changes in remeasurement components related to defined benefit liability for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	(95,694)	29,229
Changes		(47,266)	(421,327)
Income tax effect		17,367	139,566
Transfer to reserve for business expansion		133,620	156,838

Ending balance	~~W~~	8,027	(95,694)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2024, KEPCO’s retained earnings were appropriated on March 26, 2025. For the year ended December 31, 2025, KEPCO’s retained earnings are expected to be appropriated on March 25, 2026. The statements of appropriation of retained earnings of KEPCO, the controlling company, for each of the two years in the period ended December 31, 2025, respectively, are as follows:

In millions of won except for dividends per share	For the year ended December 31, 2025		For the year ended December 31, 2024
I. Unappropriated retained earnings Unappropriated retained earnings carried over from prior years	~~W~~	—	—
Net profit		7,249,900	829,339
Remeasurement of the defined benefit plan		(20,426)	(125,132)

		7,229,474	704,207

II. Transfer from voluntary reserves		—	—

III. Subtotal (I + II)		7,229,474	704,207

IV. Appropriation of retained earnings
Dividends (government, individuals) Amount of dividends per share (%): Current year – ~~W~~1,542 (30.84%) Prior year – ~~W~~213 (4.26%)		(989,909)	(136,738)
Voluntary reserves		(6,239,565)	(567,469)

		(7,229,474)	(704,207)

V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of December 31, 2025 and 2024 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	As of December 31, 2025		As of December 31, 2024
Korea South-East Power Co., Ltd. (*1, 2)	2nd hybrid bond	2012.12.07	2042.12.06	5.10	~~W~~	—	230,000
Expense of issuance						—	(627)

					~~W~~	—	229,373

(*1)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Group to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds. From December 7, 2024, the date when the call option becomes exercisable for the first time, the interest rate has increased from 4.44% to 5.10% due to the application of the step-up provision.

(*2)	2nd hybrid bond was redeemed during the year ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Other capital surplus	~~W~~	1,566,635	1,600,812
Accumulated other comprehensive income		1,340,560	1,424,014
Other equity		12,708,585	12,708,585

	~~W~~	15,615,780	15,733,411

(2)	Changes in other capital surplus for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025				For the year ended December 31, 2024
	Gains on disposal of treasury stocks		Others	Total	Gains on disposal of treasury stocks	Others	Total
Beginning balance	~~W~~	387,524	1,213,288	1,600,812	387,524	1,213,277	1,600,801
Additional paid-in capital of subsidiaries		—	(855)	(855)	—	(7)	(7)
Equity transaction within the consolidated entity		—	(33,322)	(33,322)	—	18	18

Ending balance	~~W~~	387,524	1,179,111	1,566,635	387,524	1,213,288	1,600,812

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		143,888	—	—	—	143,888
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	(257,793)	—	—	(257,793)
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	—	(5,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	35,483	35,483

Ending balance	~~W~~	224,645	1,340,165	(236,978)	12,728	1,340,560

In millions of won	For the year ended December 31, 2024
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		100,759	—	—	—	100,759
Shares of other comprehensive income of associates and joint ventures, net of tax		—	654,225	—	—	654,225
Foreign currency translation of foreign operations, net of tax		—	—	99,624	—	99,624
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,976	11,976

Ending balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014

(4)	Other equity as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Statutory revaluation reserve	~~W~~	12,708,704	12,708,704
Changes in other equity		(119)	(119)

	~~W~~	12,708,585	12,708,585

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

35.	Sales

Details of sales for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025				For the year ended December 31, 2024
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	94,771,926	395,871	95,167,797	90,659,090	359,622	91,018,712
Electricity		93,004,580	—	93,004,580	88,889,764	—	88,889,764
Heat supply		342,123	—	342,123	363,154	—	363,154
Others		1,425,223	395,871	1,821,094	1,406,172	359,622	1,765,794
Sales related to rendering of services		475,616	250,480	726,096	482,251	228,194	710,445
Sales related to construction services		185,467	488,226	673,693	145,496	703,612	849,108
Revenue related to transfer of assets from customers		861,760	—	861,760	820,631	—	820,631

	~~W~~	96,294,769	1,134,577	97,429,346	92,107,468	1,291,428	93,398,896

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	94,771,926	395,871	95,167,797	90,659,090	359,622	91,018,712
Performance obligations satisfied over time		1,522,843	738,706	2,261,549	1,448,378	931,806	2,380,184

	~~W~~	96,294,769	1,134,577	97,429,346	92,107,468	1,291,428	93,398,896

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Salaries	~~W~~	1,220,937	1,180,379
Retirement benefit expense		122,567	104,036
Welfare and benefit expense		196,532	151,840
Insurance expense		34,783	30,460
Depreciation		238,291	231,114
Amortization of intangible assets		82,897	88,920
Bad debt expense		82,402	35,232
Commission		455,435	429,977
Advertising expense		38,523	32,205
Training expense		9,388	8,911
Vehicle maintenance expense		9,548	9,218
Publishing expense		3,087	2,857
Business development expense		2,938	2,687
Rent expense		63,562	48,474
Telecommunication expense		9,673	9,406
Transportation expense		1,142	1,108
Taxes and dues		100,765	98,714
Expendable supplies expense		9,809	6,976
Water, light and heating expense		14,784	15,009
Repairs and maintenance expense		173,738	197,942
Ordinary development expense		186,947	217,975
Travel expense		21,491	18,726
Clothing expense		10,777	11,216
Survey and analysis expense		738	871
Membership fee		2,168	1,709
Others		141,055	134,064

	~~W~~	3,233,977	3,070,026

(2)	Other selling and administrative expenses for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Accommodation development expenses	~~W~~	38,751	48,902
Miscellaneous wages		35,503	33,020
Litigation and filing expenses		20,047	22,578
Compensation for damages		8,544	7,653
Outsourcing expenses		1,779	1,368
Reward expenses		2,951	2,764
Overseas market development expenses		1,780	1,378
Others		31,700	16,401

	~~W~~	141,055	134,064

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

37.	Other Income and Expenses

(1)	Other income for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Reversal of other provisions	~~W~~	8,847	35,317
Reversal of other allowance for bad debt		4,101	17,699
Gains on government grants		224	4,789
Gains on assets contributed		4,505	29,968
Gains on liabilities exempted		914	504
Compensation and reparations revenue		99,976	84,682
Revenue from foundation fund		245	58
Rental income		209,400	204,277
Others		97,091	100,060

	~~W~~	425,303	477,354

(2)	Details of “others” of other income for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Refund of claim for rectification	~~W~~	10,585	1,512
Maintenance expenses on lease building		801	109
Training expenses		3,218	2,486
Deposit redemption		223	252
Reversal of expenses on litigation		6,817	45,751
Gains on guarantee contracts		85	85
Others		75,362	49,865

	~~W~~	97,091	100,060

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

37.	Other Income and Expenses, Continued

(3)	Other expenses for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Compensation and indemnification expense	~~W~~	2,174	234
Accretion expenses of other provisions		6,441	5,841
Depreciation expenses on investment properties		1,082	682
Depreciation expenses on idle assets		3,614	3,642
Other bad debt expense		4,700	42,776
Donations		145,798	324,694
Others		79,578	87,819

	~~W~~	243,387	465,688

(4)	Details of “others” of other expense for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Operating expenses related to the idle assets	~~W~~	761	1,741
Research grants		254	662
Supporting expenses on farming and fishing village		12,833	15,344
Operating expenses on fitness center		5,277	10,116
Expenses on adjustment of research and development grants		655	392
Taxes and dues		10,506	18,065
Expenses on R&D supporting		205	41
Others		49,087	41,458

	~~W~~	79,578	87,819

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Other gains
Gains on disposal of property, plant and equipment	~~W~~	285,525	85,990
Gains on disposal of intangible assets		18	41
Reversal of impairment loss on intangible assets		42	—
Gains on foreign currency translation		22,283	77,269
Gains on foreign currency transactions		110,496	74,520
Gains on insurance proceeds		1,840	3,411
Others		434,280	273,745
Other losses
Losses on disposal of property, plant and equipment		(112,692)	(112,018)
Losses on disposal of intangible assets		(13)	(111)
Loss on impairment of property, plant and equipment		(14,262)	(11,240)
Loss on impairment of intangible assets		(8,439)	(902)
Losses on foreign currency translation		(37,045)	(29,225)
Losses on foreign currency transactions		(128,384)	(148,381)
Others		(214,676)	(128,215)

	~~W~~	338,973	84,884

(2)	Details of “others” of other gains for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Gains on disposal of inventories	~~W~~	41,403	18,789
Gains on proxy collection of TV license fee		22,359	33,191
Gains on compensation of impaired electric poles		289	688
Gains on harbor facilities dues		3,806	3,710
Gains on technical fees		2,166	1,836
Reversal of occupation development training fees		935	1,466
Gains on disposal of waste		4,728	2,950
Gain on insurance settlement:		736	—
Gains on tax rebate		1,642	206
Gains on other commission		2,623	1,945
Others		353,593	208,964

	~~W~~	434,280	273,745

(3)	Details of “others” of other losses for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Losses on valuation of inventories	~~W~~	4,944	9,941
Losses on disposal of inventories		15,804	15,494
Losses due to disaster		17,651	5,761
Losses on rounding adjustment of electric charge surtax		1,383	1,351
Others		174,894	95,668

	~~W~~	214,676	128,215

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

39.	Finance Income

(1)	Finance income for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Interest income	~~W~~	440,386	467,525
Dividend income		26,137	70,601
Gains on disposal of financial assets		58,115	45,493
Gains on valuation of financial assets at fair value through profit or loss		133,082	83,408
Gains on valuation of derivatives		314,700	2,231,533
Gains on transaction of derivatives		258,795	362,119
Gains on foreign currency translation		500,074	142,723
Gains on foreign currency transactions		303,706	35,893
Others		3,148	8,882

	~~W~~	2,038,143	3,448,177

(2)	Interest income included in finance income for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Cash and cash equivalents	~~W~~	95,671	102,505
Financial assets at fair value through profit or loss		40,506	54,385
Financial assets at amortized cost		3,561	2,859
Loans		39,279	45,511
Short-term financial instrument		56,022	31,766
Long-term financial instrument		24,270	20,562
Other financial assets		370	262
Trade and other receivables		180,707	209,675

	~~W~~	440,386	467,525

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

40.	Finance Expenses

(1)	Finance expenses for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Interest expense	~~W~~	4,339,560	4,665,095
Losses on disposal of financial assets		3,525	434
Losses on valuation of financial assets at fair value through profit or loss		24,983	14,247
Losses on valuation of derivatives		232,628	127,822
Losses on transaction of derivatives		288,182	59,462
Losses on foreign currency translation		78,206	2,557,597
Losses on foreign currency transactions		50,325	90,485
Others		21,342	20,086

	~~W~~	5,038,751	7,535,228

(2)	Interest expense included in finance expenses for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Trade and other payables	~~W~~	162,569	191,918
Short-term borrowings		329,111	395,773
Long-term borrowings		451,529	465,352
Debt securities		3,541,732	3,857,917
Other financial liabilities		704,342	668,115

		5,189,283	5,579,075
Less: Capitalized borrowing costs		(849,723)	(913,980)

	~~W~~	4,339,560	4,665,095

Capitalization rates for each of the two years in the period ended December 31, 2025 are 2.04%~4.00% and 2.39%~4.94%, respectively

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

41.	Income Taxes

(1)	Income tax expenses (benefits) for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Current income tax expense
Payment of income tax	~~W~~	2,012,555	1,301,275
Adjustment in respect of prior years due to change in estimate		(82,133)	(44,892)
Current income tax directly recognized in equity		(53,243)	(128,337)

		1,877,179	1,128,046

Deferred tax expense (benefit)
Generation and realization of temporary differences		4,455	(1,561,484)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		48,957	(7,740)
Changes in deferred tax on tax losses carryforwards		1,053,591	2,012,537
Tax credit carryforwards		18,359	72,371
Amount due to change in tax rate or regulations		(82,267)	(9,169)

		1,043,095	506,515

Income tax expense (benefit)	~~W~~	2,920,274	1,634,561

(2)

Reconciliations between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to income (loss) before income taxes for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Profit before income tax	~~W~~	11,586,930	5,256,529

Income tax expense at applicable tax rate (2025: 26.92%, 2024: 25.93%)		3,119,202	1,363,018

Adjustments:
Effect of applying gradual tax rate		(10,362)	(10,362)
Effect of non-taxable income		(437,942)	(86,442)
Effect of non-deductible expenses		15,336	28,712
Effect of tax losses that are not recognized as deferred tax asset		—	(797)
Effects of tax credits and deduction		(118,434)	(54,364)
Reversal of unrecognized deferred tax asset, net		48,957	(7,740)
Effect of change in deferred tax due to change in tax rate		(372,426)	(11,985)
Deduction of deferred tax assets		10,136	—
Deferred income tax related to investments in subsidiaries and associates		784,577	447,833
Others, net		(36,637)	11,580

		(116,795)	316,435
Adjustment in respect of prior years due to change in estimate		(82,133)	(44,892)

Income tax expense	~~W~~	2,920,274	1,634,561

		( *)	( *)

(*)	The average effective tax rate for each of the two years in the period ended December 31, 2025 is 25.20% and 31.10%, respectively

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

41.	Income Taxes, Continued

(3)	Income tax recognized as other comprehensive income (loss) for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won	For the year ended December 31, 2025		For the year ended December 31, 2024
Income tax recognized as other comprehensive income (loss)
Loss on valuation of financial assets at fair value through other comprehensive income	~~W~~	(68,449)	(61,807)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(28,316)	(8,435)
Remeasurement of defined benefit obligations		17,367	139,566
Investments in associates		15,865	(134,639)
Others		10,290	(63,022)

	~~W~~	(53,243)	(128,337)

(4)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Long-term employee benefits	~~W~~	863,353	(364,037)	17,367	—	516,683
Cash flow hedge		(156,115)	54,250	(28,316)	—	(130,181)
Investments in subsidiaries, associates and joint ventures		(7,850,272)	(556,478)	15,865	—	(8,390,885)
Property, plant and equipment		(7,469,734)	(827,785)	—	—	(8,297,519)
Finance lease		(225,013)	(38,008)	—	—	(263,021)
Intangible assets		(26,573)	(3)	—	—	(26,576)
Financial assets at fair value through profit or loss		(730)	880	—	—	150
Financial assets at fair value through other comprehensive income		(16,339)	(8,489)	(68,449)	—	(93,277)
Deferred revenue		1,862,318	797,179	—	—	2,659,497
Provisions		7,603,648	975,554	—	—	8,579,202
Doubtful receivables		2,264	107	—	—	2,371
Other finance liabilities		17,431	(17,662)	—	—	(231)
Gains or losses on foreign exchange translation		215,275	(51,782)	—	—	163,493
Allowance for doubtful accounts		67,821	2,500	—	—	70,321
Accrued income		(14,532)	(1,517)	—	—	(16,049)
Special deduction for property, plant and equipment		(211,318)	(8,149)	—	—	(219,467)
Others		1,320,120	130,394	10,290	—	1,460,804

		(4,018,396)	86,954	(53,243)	—	(3,984,685)

Deferred tax on unused tax losses and tax credit
Unused tax losses		11,300,587	(1,012,460)	—	—	10,288,127
Excess of donation limit		42,210	(42,210)	—	—	—
Tax credit		167,751	(22,136)	—	—	145,615

		11,510,548	(1,076,806)	—	—	10,433,742

	~~W~~	7,492,152	(989,852)	(53,243)	—	6,449,057

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

41.	Income Taxes, Continued

(4)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Long-term employee benefits	~~W~~	339,284	384,503	139,566	—	863,353
Cash flow hedge		(20,855)	(126,825)	(8,435)	—	(156,115)
Investments in subsidiaries, associates and joint ventures		(7,117,637)	(597,996)	(134,639)	—	(7,850,272)
Property, plant and equipment		(7,007,277)	(462,457)	—	—	(7,469,734)
Finance lease		(225,696)	683	—	—	(225,013)
Intangible assets		(23,405)	(3,168)	—	—	(26,573)
Financial assets at fair value through profit or loss		(1,742)	1,012	—	—	(730)
Financial assets at fair value through other comprehensive income		27,358	18,110	(61,807)	—	(16,339)
Deferred revenue		156,400	1,705,918	—	—	1,862,318
Provisions		7,041,660	561,988	—	—	7,603,648
Doubtful receivables		2,400	(136)	—	—	2,264
Other finance liabilities		17,992	(561)	—	—	17,431
Gains or losses on foreign exchange translation		128,010	87,265	—	—	215,275
Allowance for doubtful accounts		55,743	12,078	—	—	67,821
Accrued income		33,935	(48,467)	—	—	(14,532)
Special deduction for property, plant and equipment		(211,860)	542	—	—	(211,318)
Others		1,216,228	166,914	(63,022)	—	1,320,120

		(5,589,462)	1,699,403	(128,337)	—	(4,018,396)

Deferred tax on unused tax losses and tax credit
Unused tax losses		13,338,743	(2,038,156)	—	—	11,300,587
Excess of donation limit		46,322	(4,112)	—	—	42,210
Tax credit		203,064	(35,313)	—	—	167,751

		13,588,129	(2,077,581)	—	—	11,510,548

	~~W~~	7,998,667	(378,178)	(128,337)	—	7,492,152

(5)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Deferred tax assets	~~W~~	12,950,032	13,436,624
Deferred tax liabilities		(6,500,975)	(5,944,472)

	~~W~~	6,449,057	7,492,152

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

41.	Income Taxes, Continued

(6)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Deductible temporary differences and others	~~W~~	1,373,128	1,287,886
Tax loss carryforwards and unused tax credits (*)		29,360	128,764

	~~W~~	1,402,488	1,416,650

(*)	The expiration dates of unused tax credits for which no deferred tax assets have been recognized are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Less than 1 year	~~W~~	—	—
1 ~ 2 years		—	—
2 ~ 3 years		11,500	—
Over 3 years		17,860	128,764

	~~W~~	29,360	128,764

(7)	Pillar Two Model Rules

The Group has assessed the potential exposure arising from the Pillar Two legislation based on the financial information for 2025. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Group expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.

The current income tax expense recognized for the year ended December 31, 2025 in relation with the additional Pillar Two income taxes amounts to approximately ~~W~~6,715 million. The Group has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

42.	Assets Held-for-Sale

(1)	Assets held-for-sale as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Land (*)	~~W~~	—	31,766
Buildings (*)		—	13,881
Structures		—	1

	~~W~~	—	45,648

(*)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. KEPCO completed the sale during the year ended December 31, 2025.

(2)

Although the Group entered into a contract to sell the site of the Majang Materials Center during the year ended December 31, 2025, the asset was not classified as assets held-for-sale as of December 31, 2025, as it was not considered highly probable that the sale would be completed within one year.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

43.	Expenses Classified by Nature

Expenses classified by nature for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	18,642,916	18,642,916
Power purchase		—	34,052,707	34,052,707
Salaries		1,220,937	4,947,070	6,168,007
Retirement benefit expense		122,567	480,025	602,592
Welfare and benefit expense		196,532	622,677	819,209
Insurance expense		34,783	135,051	169,834
Depreciation		238,291	13,387,194	13,625,485
Amortization of intangible assets		82,897	75,713	158,610
Bad debt expense		82,402	—	82,402
Commission		455,435	378,471	833,906
Advertising expense		38,523	14,137	52,660
Training expense		9,388	19,723	29,111
Vehicle maintenance expense		9,548	9,311	18,859
Publishing expense		3,087	2,964	6,051
Business promotion expense		2,938	2,791	5,729
Rent expense		63,562	234,486	298,048
Telecommunication expense		9,673	10,206	19,879
Transportation expense		1,142	76,466	77,608
Taxes and dues		100,765	622,768	723,533
Expendable supplies expense		9,809	57,049	66,858
Water, light and heating expense		14,784	39,807	54,591
Repairs and maintenance expense		173,738	3,167,758	3,341,496
Ordinary development expense		186,947	607,970	794,917
Travel expense		21,491	72,845	94,336
Clothing expense		10,777	10,083	20,860
Survey and analysis expense		738	4,577	5,315
Membership fee		2,168	16,422	18,590
Others		141,055	3,013,625	3,154,680

	~~W~~	3,233,977	80,704,812	83,938,789

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	21,070,280	21,070,280
Power purchase		—	34,659,893	34,659,893
Salaries		1,180,379	4,887,006	6,067,385
Retirement benefit expense		104,036	428,163	532,199
Welfare and benefit expense		151,840	546,124	697,964
Insurance expense		30,460	130,904	161,364
Depreciation		231,114	13,598,350	13,829,464
Amortization of intangible assets		88,920	74,647	163,567
Bad debt expense		35,232	0	35,232
Commission		429,977	426,976	856,953
Advertising expense		32,205	11,359	43,564
Training expense		8,911	17,156	26,067
Vehicle maintenance expense		9,218	9,416	18,634
Publishing expense		2,857	2,750	5,607
Business promotion expense		2,687	2,627	5,314
Rent expense		48,474	182,358	230,832
Telecommunication expense		9,406	9,920	19,326
Transportation expense		1108	52,532	53,640
Taxes and dues		98,714	624,475	723,189
Expendable supplies expense		6,976	50,451	57,427
Water, light and heating expense		15,009	42,180	57,189
Repairs and maintenance expense		197,942	2,750,014	2,947,956
Ordinary development expense		217,975	555,956	773,931
Travel expense		18,726	74,843	93,569
Clothing expense		11,216	9,299	20,515
Survey and analysis expense		871	4,382	5,253
Membership fee		1,709	15,995	17,704
Others		134,064	1,726,104	1,860,168

	~~W~~	3,070,026	81,964,160	85,034,186

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

44.	Earnings Per Share

(1)	Basic earnings per share for each of the two years in the period ended December 31, 2025 are as follows:

In won
Type	For the year ended December 31, 2025		For the year ended December 31, 2024
Basic earnings per share	~~W~~	13,311	5,439

(2)

Profits for the periods and the weighted average number of common shares used in the calculation of basic earnings per share for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won except number of shares
Type	For the year ended December 31, 2025		For the year ended December 31, 2024
Profit attributable to controlling interest	~~W~~	8,544,918	3,491,698
Profit used in the calculation of total basic earnings per share		8,544,918	3,491,698
Weighted average number of common shares		641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings per share for each of the two years in the period ended December 31, 2025 is as follows:

In number of shares
Type	For the year ended December 31, 2025	For the year ended December 31, 2024
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings per share are same as basic earnings per share for each of the two years in the period ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management

The Group manages various risks that may arise from each business segment, primarily focusing on credit risk, market risk, interest rate risk, and liquidity risk. These risks are identified, measured, managed, and reported in accordance with the Group’s established basic policy for risk management.

(1)	Capital risk management

The Group manages its capital to ensure the ability to continue as a going concern while minimizing the cost of capital and maximizing returns to shareholders. The management of the Group periodically reviews the capital structure and maintains an optimal capital mix through short and long-term borrowings and equity issuances. The capital structure consists of net debt (calculated as borrowings less cash and cash equivalents) and equity. The Group’s overall capital risk management policy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Total borrowings and debt securities	~~W~~	129,769,292	132,533,400
Cash and cash equivalents		2,240,811	2,382,979

Net borrowings and debt securities		127,528,481	130,150,421

Total equity		49,322,944	41,362,833

Debt to equity ratio		258.56%	314.66%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis. Trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectible amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis is recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025		As of December 31, 2024
Cash and cash equivalents	~~W~~	2,240,811	2,382,979
Financial assets at fair value through profit or loss (*1)		1,800,539	2,013,948
Derivative assets (trading)		1,548,015	1,846,527
Financial assets at fair value through other comprehensive income (debt securities)		4,794	5,045
Financial assets at amortized cost		31,117	30,233
Loans		986,528	908,148
Long-term/short-term financial instruments		2,882,131	1,960,140
Derivative assets (applying hedge accounting)		487,535	844,637
Trade and other receivables		15,742,665	15,373,625
Financial guarantee contracts (*2)		4,091,813	5,151,554

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the year ended December 31, 2025, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease in the actuarial valuation assumptions as of December 31, 2025 and 2024 is as follows:

In millions of won		As of December 31, 2025			As of December 31, 2024
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	460,237	(412,611)	473,627	(413,799)
Discount rate	Increase (decrease) in defined benefit obligation		(427,236)	491,119	(429,517)	506,031

Changes in retirement benefit costs assuming a 1%p increase and decrease in discount rate on plan asset for each of the two years in the period ended December 31, 2025 are ~~W~~32,726 million and ~~W~~36,602 million, respectively.

②	Provisions

The underlying assumptions to estimate provisions as of December 31, 2025 and 2024 are as follows:

Accounts	Type	As of December 31, 2025	As of December 31, 2024
PCBs	Inflation rate	3.29%	2.80%
	Discount rate	3.24%	2.90%
Nuclear plants	Inflation rate	2.04%	2.02%
	Discount rate	2.89%	2.78%
Spent fuel	Inflation rate	2.04%	1.91%
	Discount rate	2.47%	2.49%
Radioactive waste	Inflation rate	2.45%	3.32%
	Discount rate	4.03%	4.17%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease in the underlying assumptions as of December 31, 2025 and 2024 is as follows:

In millions of won		As of December 31, 2025			As of December 31, 2024
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(17)	17	(58)	58
	Nuclear plants		(478,760)	495,645	(464,727)	481,899
	Spent fuel		(147,517)	157,989	(129,983)	130,679
	Radioactive waste		(13,625)	14,951	(11,363)	11,478
Inflation rate	PCBs		17	(17)	58	(58)
	Nuclear plants		523,954	(506,787)	507,814	(490,386)
	Spent fuel		158,525	(148,263)	133,847	(128,527)
	Radioactive waste		14,868	(13,625)	11,167	(11,075)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2025 and 2024 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
AED	51,617	33,465	4,927	8,795
AUD	49	26	—	64
BDT	2,251	2,252	—	—
BWP	726	768	—	—
EGP	759,561	203,044	—	—
CAD	579	2	—	61
CHF	—	—	99,946	100,686
DOP	6,378	7,772	—	—
EUR	89,734	20,433	44,482	47,829
GBP	90	139	—	4
HKD	—	—	6,286,899	5,093,862
IDR	37,788,922	37,830,902	49,014,235	4,027,099
INR	1,175,785	1,037,437	161,578	225,042
JOD	646	902	433	49,128
JPY	60,443	23,798	746,066	7,483,199
KZT	1,485	1,510	—	—
MGA	7,038,637	5,452,745	577,908	248,175
MMK	188,021	188,021	—	—
MYR	2,805	2,805	—	—
PHP	71,400	19,401	—	—
PKR	64,839,210	68,734,242	10,418	10,418
RON	748	—	—	—
SAR	1,069	1,087	—	—
SEK	—	—	449,349	449,302
SGD	1,783	291	—	110
USD	1,356,230	1,651,765	13,851,077	15,364,685
UYU	93,414	99,189	1,285	1,141
VND	772,198	733,338	—	587,003
ZAR	84,167	79,897	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2025 and 2024 is as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,885,349)	1,885,349	(2,114,808)	2,114,808
Increase (decrease) of shareholder’s equity (*)		(1,885,349)	1,885,349	(2,114,808)	2,114,808

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2025 and 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement are consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of December 31, 2025, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2025 and 2024 are as follows:

In millions of won
Type	As of December 31, 2025		As of December 31, 2024
Short-term borrowings	~~W~~	2,747,687	4,069,444
Long-term borrowings		10,787,203	10,112,707
Debt securities		1,619,967	41,578

	~~W~~	15,154,857	14,223,729

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won	For the year ended December 31, 2025			For the year ended December 31, 2024
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(151,549)	151,549	(142,237)	142,237
Increase (decrease) of shareholder’s equity (*)		(151,549)	151,549	(142,237)	142,237

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for each of the two years in the period ended December 31, 2025 is as follows:

In millions of won	For the year ended December 31, 2025			For the year ended December 31, 2024
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	930,046	(930,046)	888,898	(888,898)
Increase (decrease) of shareholder’s equity (*)		930,046	(930,046)	888,898	(888,898)

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, for large-scale capital investments, the Group minimizes liquidity risk by aligning the funding maturity through the use of internally generated funds or long-term borrowings.

The expected maturities of non-derivative financial liabilities as of December 31, 2025 and 2024 in detail are as follows:

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	20,100,531	597,717	792,513	2,512,018	24,002,779
Debt securities		29,172,320	28,897,889	37,383,870	24,539,981	119,994,060
Lease liabilities		526,324	473,319	1,140,684	1,407,310	3,547,637
Trade and other payables (*1)		8,111,566	343,906	618,231	425,896	9,499,599
Financial guarantee contracts (*2)		4,091,813	—	—	—	4,091,813

	~~W~~	62,002,554	30,312,831	39,935,298	28,885,205	161,135,888

(*1)	Excludes lease liabilities.

(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of December 31, 2025, the Group has recognized ~~W~~50,709 million as a provision for financial guarantee contracts.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	18,887,527	430,883	1,300,087	2,032,303	22,650,800
Debt securities		28,967,125	29,601,867	39,451,207	28,885,833	126,906,032
Lease liabilities		632,878	553,030	1,264,310	1,670,416	4,120,634
Trade and other payables (*1)		8,807,823	354,778	631,653	526,846	10,321,100
Financial guarantee contracts (*2)		3,156,187	1,712,801	270,806	11,760	5,151,554

	~~W~~	60,451,540	32,653,359	42,918,063	33,127,158	169,150,120

(*1)	Excludes lease liabilities.

(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, and it is classified by maturity of the guarantee contracts. The maximum amount of guarantee that may be called upon at the earliest period is ~~W~~5,151,554 million. As of December 31, 2024, the Group has recognized ~~W~~30,924 million as a provision for financial guarantee contracts.

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of December 31, 2025 and 2024 in detail are as follows:

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,240,811	—	—	—	2,240,811
Financial assets at fair value through other comprehensive income		—	—	—	885,173	885,173
Financial assets at amortized cost		21,663	9,454	—	—	31,117
Loans and receivables		96,582	420,903	344,853	159,449	1,021,787
Long-term/short-term financial Instruments		1,997,644	19,423	—	865,064	2,882,131
Financial assets at fair value through profit or loss		1,309,159	325,496	681,967	487,841	2,804,463
Trade and other receivables		12,840,965	2,063,420	4,768,062	—	19,672,447

	~~W~~	18,506,824	2,838,696	5,794,882	2,397,527	29,537,929

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,382,979	—	—	—	2,382,979
Financial assets at fair value through other comprehensive income		—	—	—	674,850	674,850
Financial assets at amortized cost		20,418	1,333	8,482	—	30,233
Loans and receivables		110,005	347,251	369,851	118,013	945,120
Long-term/short-term financial Instruments		1,147,929	583	—	811,628	1,960,140
Financial assets at fair value through profit or loss		1,467,954	346,982	780,130	494,710	3,089,776
Trade and other receivables		12,245,159	1,506,085	2,126,928	—	15,878,172

	~~W~~	17,374,444	2,202,234	3,285,391	2,099,201	24,961,270

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(53,973)	(14,327)	(10,395)	(89,024)	(167,719)
- Hedging		—	—	—	(126)	(126)

	~~W~~	(53,973)	(14,327)	(10,395)	(89,150)	(167,845)

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(46,087)	(61,259)	(73,017)	(31,760)	(212,123)
- Hedging		—	—	—	(4,895)	(4,895)

	~~W~~	(46,087)	(61,259)	(73,017)	(36,655)	(217,018)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	885,173	885,173	674,850	674,850
Derivative assets (trading)		1,548,015	1,548,015	1,846,527	1,846,527
Derivative assets (applying hedge accounting)		487,535	487,535	844,637	844,637
Financial assets at fair value through profit or loss		1,995,226	1,995,226	2,176,172	2,176,172

	~~W~~	4,915,949	4,915,949	5,542,186	5,542,186

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	31,117	31,117	30,233	30,233
Loans and receivables		986,528	986,528	908,148	908,148
Trade and other receivables		15,742,665	15,742,665	15,373,625	15,373,625
Long-term financial instruments		884,487	884,487	812,211	812,211
Short-term financial instruments		1,997,644	1,997,644	1,147,929	1,147,929
Cash and cash equivalents		2,240,811	2,240,811	2,382,979	2,382,979

	~~W~~	21,883,252	21,883,252	20,655,125	20,655,125

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	165,373	165,373	279,932	279,932
Derivative liabilities (applying hedge accounting)		126	126	4,893	4,893

	~~W~~	165,499	165,499	284,825	284,825

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,245,289	1,245,289	1,443,125	1,443,125
Unsecured bond		107,772,996	106,751,304	111,874,019	110,798,858
Lease liabilities		3,150,880	3,150,880	3,699,456	3,699,456
Unsecured borrowings		20,520,567	20,473,189	19,040,213	18,994,676
Trade and other payables (*)		9,499,599	9,499,599	10,321,100	10,321,100
Overdraft		230,440	230,440	176,043	176,043

	~~W~~	142,419,771	141,350,701	146,553,956	145,433,258

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of December 31, 2025 and 2024 are as follows:

Type	As of December 31, 2025	As of December 31, 2024
Derivatives	0.00% ~ 4.88%	0.03% ~ 4.88%
Borrowings and debt securities	0.33% ~ 5.50%	0.96% ~ 5.84%
Leases	0.00% ~ 17.37%	0.00% ~ 17.15%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	517,251	—	367,922	885,173
Derivative assets		—	1,937,554	97,996	2,035,550
Financial assets at fair value through profit or loss		—	1,988,813	6,413	1,995,226

	~~W~~	517,251	3,926,367	472,331	4,915,949

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	75,185	90,314	165,499

In millions of won	As of December 31, 2024
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	360,096	—	314,754	674,850
Derivative assets		—	2,691,164	—	2,691,164
Financial assets at fair value through profit or loss		—	2,169,300	6,872	2,176,172

	~~W~~	360,096	4,860,464	321,626	5,542,186

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	284,825	—	284,825

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in financial assets and liabilities which are classified as level 3 for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,872	—	—	(459)	—	—	6,413
Financial assets at fair value through other comprehensive income Unlisted securities		309,709	—	—	52,343	(10)	1,086	363,128
Debt securities		5,045	—	—	(251)	—	—	4,794
Derivatives
Others		—	7,496	129,359	8,293	(53,373)	6,221	97,996
Financial liabilities at fair value
Derivatives
Others		—	3	170,244	(11,282)	(67,752)	(899)	90,314

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,735	—	22	115	—	—	6,872
Financial assets at fair value through other comprehensive income Unlisted securities		212,762	4,000	—	88,256	—	4,691	309,709
Debt securities		4,627	—	—	418	—	—	5,045

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

46.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 ~ 2048) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2025 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	35,968
1 ~ 2 years		36,013
2 ~ 3 years		36,184
Over 3 years		512,761

	~~W~~	620,926

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

46.	Service Concession Arrangements, Continued

(2)	Pakistan Gulpur Hydropower Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 ~ 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2025 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	80,668
1 ~ 2 years		80,668
2 ~ 3 years		80,668
Over 3 years		843,303

	~~W~~	1,085,307

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

46.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with Guam Power Authority whereby the Group shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2025 to 2050. The Guam Power Authority takes over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Guam Power Authority to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2025 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	115,706
1 ~ 2 years		116,741
2 ~ 3 years		117,818
Over 3 years		2,815,444

	~~W~~	3,165,709

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties

(1)	The Group’s related parties as of December 31, 2025 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (169 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, KEPCO Yona America LLC, EWP Yona America LLC, KEPCO SADAWI – FZCO, KOMIPO Middle East Energy L.L.C-FZ, Nuclear Energy Industry Growth Fund II

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(1)	The Group’s related parties as of December 31, 2025 are as follows, continued:

Type	Related party

Associates (107 entities) (*1)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Godeok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co.,Ltd., DEEPAI Co.,Ltd., Amaala Sustainable Company for Energy, Remal First Holding Company, Naseem First Holding Company,Cheonwang Green Energy Co., Ltd., Namjeju Bitdream Energy Co., Ltd., Jeju Bukchon BES Power Co., Ltd., Commerce and Industry Energy Co., Ltd., Gunsan Green Energy Co., Ltd., KI Tech Co., Ltd., Enlight Energy Advanced Industry Venture Fund

Joint ventures (122 entities) (*1)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seokmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED, Taean Haetdeulwon Solar Co., Ltd., Haetbyeotgil Solar Co., Ltd., KES Yona Holdings L.L.C, Siraj AlTaqa AlNazifa, Seongseo Neulpureun Energy Co., Ltd., Luluah SKY Energy Holding Ltd., Nour Ibri Solar Power Company, Lucy Equity Holdings, LLC

Others (1 entity)	Korea Development Bank

(*1)	Subsidiaries of associates and joint ventures are included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for each of the two years in the period ended December 31, 2025 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	For the year ended December 31, 2025		For the year ended December 31, 2024
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	332,646	149,095
Goseong Green Power Co., Ltd.	Electricity sales		632,703	612,327
Dongducheon Dream Power Co., Ltd.	Electricity sales		18,573	17,151
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,555	1,693
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		90	87
Namjeju Bitdream Energy Co., Ltd.	Rental income		35	—
Daegu Photovoltaic Co., Ltd.	Electricity sales		443	344
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		107	3
Korea Electric Power Industrial Development Co., Ltd.	Service		10,204	11,180
Gangneung Eco Power Co., Ltd.	Fuel sales		594,273	494,428
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		23,344	55,610
Noeul Green Energy Co., Ltd.	Electricity sales		7,941	8,009
Busan Green Energy Co., Ltd.	Electricity sales		5,787	11,794
Hansuwon KNP Co., Ltd.	Dividends		13	—
Energy Infra Asset Management Co., Ltd.	Electricity sales		—	89
Gangwon Wind Power Co., Ltd.	Electricity sales		1,549	1,736
Gwangyang Green Energy Co., Ltd.	Electricity sales		2,546	1,479
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		478	919
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		—	6
Goesan Solar Park Co., Ltd.	Electricity sales		400	—
Hyundai Green Power Co., Ltd.	Electricity sales and design service		6,815	6,659
Korea Power Exchange	Service		37,156	78,346
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		30	26
Daeryun Power Co., Ltd.	Electricity sales		51	3,628
Commerce and Industry Energy Co., Ltd.	Rental income and others		338	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		22,018	9,284
KNH Solar Co., Ltd.	Electricity sales		124	1,635
S-Power Co., Ltd.	Service		2,470	2,359
Chuncheon Green Energy Co., Ltd.	Electricity sales		21,446	11,010
Yeomsubong Wind Power Co., Ltd.	Electricity sales		20	—
Yeongyang Wind Power Corporation II	Comission		150	150
PND solar Co., Ltd.	Electricity sales		35	348
Hyundai Eco Energy Co., Ltd.	Electricity sales		928	833
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		156	237
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		3,852	2,464
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2
STN Co., Ltd.	Others			1
Green Energy Electricity Generation Co., Ltd.	Electricity sales		1	—
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Others		553	360
Bitgoel Eco Energy Co., Ltd.	Electricity sales		2,206	3,377
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		610	458
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		2	2
Muan Solar Park Co., Ltd.	Electricity sales		1,742	1,797
YuDang Solar Co., Ltd.	Electricity sales		—	60
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		973	971
KPE Green Energy Co., Ltd.	Others		290	226
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		1,288	2,232
UD4M Co., Ltd.	Electricity sales		4	8
Dongbu Highway Solar Co., Ltd.	Electricity sales		11	11
Seobu Highway Solar Co., Ltd.	Electricity sales		12	13
Songsan Green Energy Co., Ltd.	Interest income/ Dividends income		320	174

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	For the year ended December 31, 2025		For the year ended December 31, 2024
<Associates>
DEEPAI Co.,Ltd.	Others	~~W~~	1	—
KI Tech Co., Ltd.	R & D		247	—
Jeju Bukchon BESS Power Plant Co., Ltd.	Power generation		1,161	—
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		307	523
Go deok Clean Energy Co., Ltd.	Electricity sales		3,120	11,376
Changwon SG Energy Co., Ltd.	Electricity sales		11	9
Suwon New Power Co., Ltd.	Electricity sales		15	(102)
Donpyung Technology. Co., Ltd.	Others		1	—
Hankook Electric Power Information Co., Ltd.	Others		45	—
HyChangwon Fuel Cell. Co., Ltd.	Others		478	—
HORANG ENERGY Inc.	REC sales		130	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		584	630
Hoenggye Renewable Energy Co., Ltd.	Others		11	—
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		12,814	8,343
15 Associates (Overseas)	Others		201,938	243,651

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		2,483	2,385
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		22	20
Yangyang Suri Wind Power Co., Ltd.	Service		201	202
KAPES, Inc.	Commission		2,237	1,531
Honam Wind Power Co., Ltd.	Electricity sales		487	529
Korea Power Engineering Service Co., Ltd.	Service		358	777
Seokmun Energy Co., Ltd.	Service		1,897	1,774
Incheon New Power Co., Ltd.	Others		16	26
Naepo Green Energy Co., Ltd.	Electricity sales		17,270	3,972
Chun-cheon Energy Co., Ltd.	Electricity sales		3,152	968
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		2,031	2,031
Samcheok Eco Materials Co., Ltd.	Electricity sales		248	—
Cheongna Enrergy Co., Ltd.	Others		38,724	38,349
Namyangju Combined Heat and Power Co., Ltd.	Service		4,245	2,493
Yeonggwang Wind Power Co., Ltd.	Electricity sales		977	943
Seungmun Green Energy	Electricity sales		62	79
KW Nuclear Components Co., Ltd.	Service		1,587	1,645
Boim Combined Heat and Power Generation Co., Ltd.	Service		3,497	2,073
Taebaek Wind Power Co., Ltd.	Others		2,436	41
Roof One Energy Co., Ltd.	Others		1	—
Pyeongchang Wind Power Co., Ltd.	Electricity sales		52	771
Busan Shinho Solar Power Co., Ltd.	Electricity sales		1,284	699
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		650	—
Goheung New Energy Co., Ltd.	Electricity sales		233	3,106
Gunsan Land Solar Co., Ltd.	Electricity sales		3,905	944
Daesan Green Energy Co., Ltd.	Electricity sales		674	426
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		726	38
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		45	1
Saemangeum Solar Power Co., Ltd.	Electricity sales		39	—
Dangjin Eco Power Co., Ltd.	Electricity sales		42	42
Yangyang Wind Power Co., Ltd.	Electricity sales		111	238
Energyco Co., Ltd.	Electricity sales		55	161
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		178	905
Busan Industrial Solar Power Co., Ltd.	Electricity sales		22	23
Bitsolar Energy Co., Ltd.	Electricity sales		460	464
Omisan Wind Power Co., Ltd.	Electricity sales		527	279
Changwon Nu-ri Energy Co., Ltd.	Service		366	171
Jeonju Bio Green Energy Co., Ltd.	Service		12	170
Haemodum Solar Co., Ltd.	Electricity sales		275	39

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	For the year ended December 31, 2025	For the year ended December 31, 2024
<Joint ventures>
Yeongam Solar Power Co., Ltd.	Electricity sales	506	545
Samsu Wind Power Co., Ltd.	Electricity sales	122	301
Solaseado Solar Power Co., Ltd.	Electricity sales	1,855	1,870
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	Dividends income	905	87
Yeongwol Eco Wind Co., Ltd.	Electricity sales	210	—
Gurae Resident Power Co., Ltd.	Electricity sales	14	—
Cheongju Eco Park Co., Ltd.	Electricity sales	1,013	316
Enel X Midland Photovoltaic, LLC	Electricity sales	12	11
Geumsungsan Wind Power Co., Ltd.	Electricity sales	57	58
Eumseong Eco Park Co., Ltd.	Electricity sales	20	19
Taean Haetdeulwon Solar Power Co., Ltd.	Electricity sales and others	73	—
41 Joint ventures (Overseas)	Others	346,183	518,941

<Others>
Korea Development Bank	Electricity sales	5,622	4,368
	Interest income	4,704	10,324

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2025 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	For the year ended December 31, 2025		For the year ended December 31, 2024
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	4,959,219	6,623,974
Goseong Green Power Co., Ltd.	Electricity sales		1,298,250	1,301,710
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,123,263	1,360,837
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		19,821	19,753
Haman Green Energy Co., Ltd.	REC Purchase		14,237	—
Cheonwang Green Energy Co., Ltd.	Others		652	—
Daegu Photovoltaic Co., Ltd.	Electricity sales		2,762	3,815
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		419	427
Korea Electric Power Industrial Development Co., Ltd.	Service		338,796	317,114
Gangneung Eco Power Co., Ltd.	Others		122	1,134
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		709,267	843,056
Noeul Green Energy Co., Ltd.	Electricity sales		24,177	20,833
Busan Green Energy Co., Ltd.	Electricity sales		26,552	28,272
Energy Infra Asset Management Co., Ltd.	Others		2,546	2,631
Yaksu ESS Co., Ltd.	Electricity sales		716	749
Gangwon Wind Power Co., Ltd.	Electricity sales		27,005	23,400
Bigeum Resident Photovoltaic Power Co., Ltd.	Others		4,880	285
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		692	562
Goesan Solar park Co., Ltd.	Electricity sales		6,120	6,143
Korea Power Exchange	Service		104,365	90,549
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		7,003	5,155
Daeryun Power Co., Ltd.	Electricity sales		262,924	282,968
Commerce and Industry Energy Co., Ltd.	Othes		6,071	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		530,717	519,119
KNH Solar Co., Ltd.	Electricity sales		1,123	2,671
S-Power Co., Ltd.	Service		622,968	693,948
Chuncheon Green Energy Co., Ltd.	Electricity sales		62,637	39,333
Yeomsubong Wind Power Co., Ltd.	Electricity sales		8,358	—
Yeongyang Wind Power Corporation II	Comission		19,954	17,898
Haeparang Energy Co., Ltd.	Electricity sales		7,051	—
PND solar Co., Ltd.	Electricity sales		5,392	5,231
Hyundai Eco Energy Co., Ltd.	Electricity sales		27,475	26,253
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		9,168	7,415
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		34,039	32,549
Korea Energy Solutions Co., Ltd.	Electricity sales		132	132
ITR Co., Ltd.	Others		5	—
STN Co., Ltd.	Others		—	8
Green Energy Electricity Generation Co., Ltd.	Electricity sales		5,171	1,966
Bitgoel Eco Energy Co., Ltd.	Service and others		24,457	32,413
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		10,630	10,161
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		1,050	991
Muan Solar Park Co., Ltd.	REC and others		19,145	17,825
YuDang Solar Co., Ltd.	REC and others		2,186	2,020
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		21,490	19,494
KPE Green Energy Co., Ltd.	Others		36,047	41,197
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		4,655	2,745
G.GURU Co., Ltd.	Electricity sales		115	—
Dongbu Highway Solar Co., Ltd.	Electricity sales		3,931	2,951
Seobu Highway Solar Co., Ltd.	Electricity sales		2,879	2,899
REC’s Innovation Co., Ltd.	Interest income/ Dividends income		12	23
Dreams Co.,Ltd.	Others		33	30
DEEPAI Co.,Ltd.	Others		30	30
KI Tech Co., Ltd.	R & D		247	—
Green Radiation Co., Ltd.	Ordinary development expense		85	45

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2025 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	For the year ended December 31, 2025		For the year ended December 31, 2024
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales	~~W~~	590	499
Go deok Clean Energy Co., Ltd.	Electricity sales		28,814	35,055
Changwon SG Energy Co., Ltd.	Electricity sales		1,657	1,080
SureDataLab Co., Ltd.	Others		—	72
HORANG ENERGY Inc.	Others		12,984	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		15,223	15,697
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		41,821	32,689
PlatformN. Co., Ltd.	Others		—	237
15 Associates (Overseas)	Others		113,947	98,753

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		246,605	328,485
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		1,045	825
Haetbyeotgil Sunlight Co., Ltd.	Others		704	—
KAPES, Inc.	Commission		198,464	23,924
Honam Wind Power Co., Ltd.	Electricity sales		6,617	7,148
Korea Power Engineering Service Co., Ltd.	Others		—	551
Seokmun Energy Co., Ltd.	Others		46,553	51,924
Chun-cheon Energy Co., Ltd.	Electricity sales		363,960	430,697
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		13,503	12,294
Samcheok Eco Materials Co., Ltd. (*1)	Electricity sales		6,117	3,282
Cheongna Energy Co., Ltd.	Service		62	60
Yeonggwang Wind Power Co., Ltd.	Electricity sales		30,501	31,712
Seungmun Green Energy	Electricity sales		21,373	25,725
KW Nuclear Components Co., Ltd.	Service		22,817	6,880
Boim Combined Heat and Power Generation Co., Ltd.	Service		6,324	3,038
Taebaek Wind Power Co., Ltd.	Service		6,182	6,327
Pyeongchang Wind Power Co., Ltd.	Electricity sales		5,074	3,079
Busan Shinho Solar Power Co., Ltd.	Electricity sales		6,854	8,467
Global Trade Of Power System Co., Ltd.	Service		529	511
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		1,500	3,165
Goheung New Energy Co., Ltd.	Electricity sales		12,547	10,133
Gunsan Land Solar Co., Ltd.	Electricity sales		4,655	2,752
Daesan Green Energy Co., Ltd.	Electricity sales		124,074	154,623
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		2,959	2,048
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		10	—
Saemangeum Solar Power Co., Ltd.	Electricity sales		218	—
Dangjin Eco Power Co., Ltd.	Electricity sales		3,443	3,645
Yangyang Wind Power Co., Ltd.	Service and Electricity sales		7,299	3,599
Energyco Co., Ltd.	Electricity sales		6,294	5,788
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		5,343	4,759
Busan Industrial Solar Power Co., Ltd.	Electricity sales		2,497	2,493
Bitsolar Energy Co., Ltd.	Electricity sales		12,940	9,072
Omisan Wind Power Co., Ltd.	Electricity sales		9,500	638
Haemodum Solar Co., Ltd.	Electricity sales		718	544
Yeongam Solar Power Co., Ltd.	Electricity sales		36,198	24,004
Samsu Wind Power Co., Ltd.	Electricity sales		9,268	6,864
Solaseado Solar Power Co., Ltd.	Electricity sales		33,059	24,899
Yeongwol Eco Wind Co., Ltd.	Electricity sales		3,974	2,496
Gurae Resident Power Co., Ltd.	Electricity sales		676	476
Cheongju Eco Park Co., Ltd.	Electricity sales		38,416	34,601
Enel X Midland Photovoltaic, LLC	Electricity sales		3,196	3,200
Geumsungsan Wind Power Co., Ltd	Electricity sales		6,055	—
Eumseong Eco Park Co., Ltd.	Electricity sales		23,194	26,372
Taean Haetdeulwon Solar Power Co., Ltd.	REC Purchase and others		1,948	—
41 Joint ventures (Overseas)	Others		22,436	14,796

<Others>
Korea Development Bank	Interest expense		50,658	7,839

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of December 31, 2025 and 2024 are as follows:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	15,486	15,766	—	—
	Non-trade receivables and others		447	404	—	—
	Trade payables		—	—	381,353	482,008
	Non-trade payables and others		—	—	466	1,486
Goseong Green Power Co., Ltd.	Trade receivables		69,535	30,732	—	—
	Non-trade receivables and others		16	1,438	—	—
	Trade payables		—	—	112,314	162,719
	Non-trade payables and others		—	—	41,070	45,174
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,254	6,350	—	—
	Non-trade receivables and others		637	637	—	—
	Trade payables		—	—	58,610	114,962
	Non-trade payables and others		—	—	—	29
Saemangeum Sebit Power Plant Co., Ltd.	Trade receivables		132	156	—	—
	Non-trade receivables and others		40	47	—	—
	Trade payables		—	—	1,736	1,499
	Non-trade payables and others		—	—	11	—
Green Radiation Co., Ltd.	Non-trade payables and others		—	—	—	30
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		438	349	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	219	108
	Non-trade payables and others		—	—	1	—
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Trade receivables		—	—	—	—
Korea Electric Power Industrial	Trade receivables		57	123	—	—
Development Co., Ltd.	Trade payables		—	—	21	1,291
	Non-trade payables and others		—	—	4,563	8,832
Gangneung Eco Power Co., Ltd.	Trade receivables		29,354	8,142	—	—
	Non-trade payables and others		—	—	1,071	105
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		2,634	1,720	—	—
	Non-trade receivables and others		1,514	5,812	—	—
	Trade payables		—	—	42,688	77,222
	Non-trade payables and others		—	—	85	2,450
Noeul Green Energy Co., Ltd.	Trade receivables		4	5	—	—
	Non-trade receivables and others		35,447	27,043	—	—
	Non-trade payables and others		—	—	3,428	3,699
Busan Green Energy Co., Ltd.	Trade receivables		2	1	—	—
	Non-trade receivables and others		50,846	43,790	—	—
	Non-trade payables and others		—	—	3,688	4,799
Energy Infra Asset Management Co., Ltd.	Non-trade payables and others		—	—	—	1
Yaksu ESS Co., Ltd.	Trade payables		—	—	496	923
Gangwon Wind Power Co., Ltd.	Trade receivables		8	10	—	—
	Trade payables		—	—	3,367	4,023
Gwangyang Green Energy Co., Ltd.	Trade receivables		990	1,040	—	—
	Non-trade receivables and others		252	1,016	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		48	273	—	—
	Non-trade receivables and others		1,796	1,796	—	—
Hyundai Green Power Co., Ltd.	Trade receivables		1,057	893	—	—
Korea Power Exchange	Trade receivables		5,022	2,434	—	—
	Non-trade receivables and others		4	—	—	—
	Trade payables		—	—	—	2,688
	Non-trade payables and others		—	—	3,583	1,571
Taebaek Guinemi Wind Power Co., Ltd.	Non-trade receivables and others		3	—	—	—
	Trade payables		—		487	840
	Non-trade payables and others		—	—	373	167
Daeryun Power Co., Ltd.	Trade payables		—	—	28,426	35,392

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2025 and 2024 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
<Associates>
GS Donghae Electric Power Co., Ltd.	Trade receivables	~~W~~	975	22	—	—
	Non-trade receivables and others		109	109	—	—
	Trade payables		—	—	154,984	90,468
	Non-trade payables and others		—	—	17	—
KNH Solar Co., Ltd.	Trade receivables		1	—	—	—
S-Power Co., Ltd.	Trade receivables		360	264	—	—
	Non-trade receivables and others		60	54	—	—
	Trade payables		—	—	49,089	73,377
	Non-trade payables and others		—	—	—	19
Chuncheon Green Energy Co., Ltd.	Non-trade receivables and others		31,676	10,870	—	—
	Non-trade payables and others		—	—	14,305	8,881
Yeomsubong Wind Power Co., Ltd.	Trade receivables		1	—	—	—
Yeongyang Wind Power Corporation II	Trade payables		—	—	3,594	3,978
Haeparang Energy Co., Ltd.	Trade payables		—	—	1,429	—
PND solar Co., Ltd.	Trade payables		—	—	507	418
Hyundai Eco Energy Co., Ltd.	Trade receivables		26	25	—	—
	Trade payables		—	—	540	647
	Non-trade payables and others		—	—	—	—
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		6	7	—	—
	Non-trade receivables and others		2,725	2,858	—	—
	Trade payables		—	—	1,195	1,034
	Non-trade payables and others		—	—	413	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		54	62	—	—
	Trade payables		—	—	11,649	9,249
	Non-trade payables and others		—	—	1,919	1
Korea Energy Solutions Co., Ltd.	Trade receivables		—	—	—	—
Green Energy Electricity Generation Co., Ltd.	Trade payables		—	—	555	—
	Non-trade payables and others		—	—	—	—
Bitgoel Eco Energy Co., Ltd.	Trade payables		—	—	175	5,394
	Non-trade receivables and others		1,395	2	—	—
	Non-trade payables and others		—	—	—	1,458
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		118	143	—	—
	Trade payables		—	—	1,783	2,152
	Non-trade payables and others		—	—	7	5
Muan Solar Park Co., Ltd.	Trade receivables		28	—	—	—
	Non-trade receivables and others		3	4	—	—
Gunsan Green Energy Co., Ltd.	Non-trade payables and others		—	—	2,670	—
Songsan Green Energy Co., Ltd.	Trade receivables		1	—	—	—
	Non-trade payables and others		—	—	7,202	—
Anjwa Smart Farm & Solar City Co., Ltd.	Trade receivables		34	—	—	—
	Non-trade payables and others		—	—	2,297	1,797
KPE Green Energy Co., Ltd.	Trade receivables		3,514	1	—	—
	Non-trade receivables and others		—	130	—	—
	Trade payables		—	—	4,693	5,521
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		—	1	—	—
	Non-trade payables and others		—	—	—	—
UD4M Co., Ltd.	Trade receivables		—	—	—	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	244	241
	Non-trade payables and others		—	—	—	1
Seobu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	355	231
	Non-trade payables and others		—	—	—	2
Songsan Green Energy Co., Ltd.	Non-trade receivables and others		193	190	—	—
Dreams Co.,Ltd.	Non-trade receivables and others		1	1	—	—
	Non-trade payables and others		—	—	—	30

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2025 and 2024 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
<Associates>
DEEPAI Co.,Ltd.	Non-trade receivables and others	~~W~~	1	1	—	—
	Non-trade payables and others		—	—	—	30
Jeju Bukchon BES Power Co., Ltd.	Non-trade receivables and others		177	—	—	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		12,818	10,118	—	—
	Non-trade payables and others		—	—	5,187	3,022
Suwon New Power Co., Ltd.	Trade receivables		1	—	—	—
	Non-trade payables and others		—	—	—	1
Donpyung Technology. Co., Ltd.	Trade receivables		—	—	—	—
HORANG ENERGY Inc.	Trade receivables		6	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	2,015	1,954
Gangneung Sacheon Fuel Cell Co., Ltd.	Trade receivables		—	8,343	—	—
	Non-trade receivables and others		20,731	—	—	—
	Non-trade payables and others		—	—	6,278	3,201
8 Associates (Overseas)	Non-trade receivables and others		19,061	59,651	—	—
	Trade payables		—	—	5,899	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		223	182	—	—
	Non-trade receivables and others		456	503	—	—
	Trade payables		—	—	10,877	25,622
Seobusambo highway photovoltaics Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		4	4	—	—
Yangyang Suri Wind Power Co., Ltd.	Non-trade receivables and others		56	55	—	—
	Non-trade payables and others		—	—	1	—
KAPES, Inc.	Trade receivables		4	4	—	—
	Non-trade receivables and others		161,784	90,088	—	—
	Non-trade payables and others		—	—	9,072	3,041
Honam Wind Power Co., Ltd.	Trade payables		—	—	437	515
Korea Power Engineering Service Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		7	52	—	—
Seokmun Energy Co., Ltd.	Trade receivables		37	35	—	—
	Non-trade receivables and others		10,358	862	—	—
	Trade payables		—	—	6,027	7,156
Incheon New Power Co., Ltd.	Trade receivables		—	9	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		199	325	—	—
	Non-trade receivables and others		308	458	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		307	—	—	—
	Non-trade receivables and others		222	—	—	—
	Trade payables		—	—	23,654	35,325
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		184	9	—	—
	Non-trade receivables and others		—	178	—	—
	Trade payables		—	—	687	962
Samcheok Eco Materials Co., Ltd.	Trade receivables		26	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		4,479	7,033	—	—
	Non-trade receivables and others		2,228	3,229	—	—
	Non-trade payables and others		—	—	—	8
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	12	—	—
	Non-trade receivables and others		60	58	—	—
	Trade payables		—	—	4,660	4,591
Seungmun Green Energy	Non-trade receivables and others		35	34	—	—
	Non-trade payables and others		—	—	2,566	—
KW Nuclear Components Co., Ltd.	Trade receivables		5	—	—	—
	Non-trade receivables and others		16	—	—	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		46	47	—	—
	Non-trade receivables and others		5,045	3,208	—	—
	Trade payables		—	—	861	445
	Non-trade payables and others		—	—	27,834	13,824

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2025 and 2024 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
<Joint ventures>
Taebaek Wind Power Co., Ltd.	Trade payables	~~W~~	—	—	387	691
	Non-trade payables and others		—	—	275	184
	Trade receivables		3	—	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		4	3	—	—
	Trade payables		—	—	451	915
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	—	7
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	—	432
Goheung New Energy Co., Ltd.	Trade receivables		25	21	—	—
	Non-trade receivables and others		—	8	—	—
	Non-trade payables and others		—	—	411	—
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		268	217	—	—
	Non-trade payables and others		—	—	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		12	4	—	—
	Non-trade receivables and others		220	211	—	—
	Trade payables		—	—	2,804	3,819
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	—	—	—
Chungsongmeon BongSan wind power Co., Ltd.	Trade receivables		6	—	—	—
	Non-trade receivables and others		87	—	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,437	4,368	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		4	4	—	—
	Trade payables		—	—	273	282
	Non-trade payables and others		—	—	—	181
Yangyang Wind Power Co., Ltd.	Non-trade receivables and others		273	163	—	—
Energyco Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		1	124	—	—
	Trade payables		—	—	524	432
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables		11	12	—	—
	Non-trade receivables and others		—	59	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	82	240
	Non-trade payables and others		—	—	6	—
Bitsolar Energy Co., Ltd.	Trade receivables		11	12	—	—
	Non-trade receivables and others		767	444	—	—
	Trade payables		—	—	426	207
	Non-trade payables and others		—	—	361	—
Omisan Wind Power Co., Ltd.	Trade receivables		6	—	—	—
	Non-trade receivables and others		563	146	—	—
Changwon Nu-ri Energy Co., Ltd.	Non-trade receivables and others		197	188	—	—
	Non-trade payables and others		—	—	4,405	—
Jeonju Bio Green Energy Co., Ltd.	Non-trade receivables and others		—	187	—	—
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	1	—
Yeongam Solar Power Co., Ltd.	Trade receivables		48	48	—	—
	Trade payables		—	—	4,764	5,723
	Non-trade payables and others		—	—	2,246	—
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,963	1,834
	Non-trade payables and others		—	—	—	—
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		18	15	—	—
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	Non-trade receivables and others		381	—	—	—
Yeongwol Eco Wind Co., Ltd.	Trade receivables		5	—	—	—
	Non-trade receivables and others		82	—	—	—
Gurae Resident Power Co., Ltd.	Non-trade receivables and others		4	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2025 and 2024 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	As of December 31, 2025		As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
<Joint ventures>
Cheongju Eco Park Co., Ltd.	Non-trade receivables and others	~~W~~	16,117	13,461	—	—
	Trade payables		—	—	6,906	9,105
	Non-trade payables and others		—	—	—	2,853
Enel X Midland Photovoltaic, LLC	Trade receivables		1	1	—	—
	Trade payables		—	—	124	204
	Non-trade payables and others		—	—	—	59
Geumsungsan Wind Power Co., Ltd.	Trade receivables		3	3	—	—
Taean Haetdeulwon Solar Power Co., Ltd.	Non-trade payables and others		—	—	399	—
27 Joint ventures (Overseas)	Trade receivables		361,770	271,219	—	—
	Non-trade receivables and others		62,446	59,839	—	—
	Non-trade payables and others		—	—	43,464	34,932

<Others>
Korea Development Bank	Interest receivables		1,642	—	—	—
	Non-trade receivables and others		32,354	34,138	—	—
	Non-trade payables and others		—	—	44	231
	Derivatives and others		183,662	273,627	1,085	2,421

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(5)	Loans arising from the related party transactions as of December 31, 2025 and 2024 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	33,066	710	—	—	33,776
	(Allowance for doubtful accounts)		(33,066)	(710)	—	—	(33,776)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		26,606	—	—	(635)	25,971
Associates	PT. Cirebon Energi Prasarana		38,865	10,412	(1,642)	3,039	50,674
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		26,625	—	(4,118)	—	22,507
Associates	Saemangeum Sebit Power Plant Co., Ltd.		27,550	—	(5,748)	—	21,802
Associates	Remal First Holding Company		—	1	—	—	1
Associates	Naseem First Holding Company		—	1	—	—	1
Associates	Jeju Bukchon BES Power Co., Ltd.		—	7,380	—	—	7,380
Associates	Gunsan Green Energy Co., Ltd.		—	627	—	—	627
Joint ventures	Solaseado Solar Power Co., Ltd.		34,929	—	(999)	—	33,930
Joint ventures	Recursos Solares PV de Mexico II S.A. de C.V.		14,313	1,512	—	(275)	15,550
Joint ventures	Horus Solar S.A. de C.V.		13,677	3,413	—	(296)	16,794
Joint ventures	Sunmex Renovables S.A. de C.V.		21,793	2,529	—	(463)	23,859
Joint ventures	Kelar S.A		19,291	11,397	(10)	(12,358)	18,320
Joint ventures	DE energia SpA		8,420	—	(8,420)	—	—
Joint ventures	Daehan Wind Power PSC		16,956	—	(1,767)	(411)	14,778
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,491	811	—	—	3,302
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		168,601	—	(19,429)	(4,245)	144,927
Joint ventures	Guadalupe Solar SpA		3,352	—	(198)	(81)	3,073
Joint ventures	Forsight Iberian Solar Group Holding, S.L.		71,137	3,018	—	(1,944)	72,211
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	(35,210)	—
	(Allowance for doubtful accounts)		(35,210)	—	—	35,210	—
Joint ventures	S-Power Chile SpA		294	—	—	(7)	287
Joint ventures	Omisan Wind Power Co., Ltd.		8,894	—	—	—	8,894
Joint ventures	Gurae Resident Power Co., Ltd.		—	106	—	—	106
Joint ventures	Yeongwol Eco Wind Co., Ltd.		—	2,178	—	—	2,178
Joint ventures	KAS Investment I LLC		7,517	—	—	(184)	7,333
Joint ventures	KAS Investment II LLC		7,567	—	—	(176)	7,391
Joint ventures	Chungsongmeon BongSan Wind Power Co., Ltd.		—	5,563	—	—	5,563

		~~W~~	526,300	48,948	(42,331)	(18,036)	514,881

(6)	Borrowings arising from the related party transactions as of December 31, 2025 and 2024 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	84,653	—	(9,416)	(295)	74,942
Bank	Others		1,424	—	(327)	—	1,097
	Operating funds		100,000	637,711	(607,711)	—	130,000
	EBL and others		149,862	2,521	(52,012)	(681)	99,690

		~~W~~	335,939	640,232	(669,466)	(976)	305,729

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 44,350	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Performance guarantees and others	USD 3,876,233	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 13,200	Hana Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	USD 1,165	CENACE
		Other performance guarantees	MXN 14,843	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CFE Transmission
		Other performance guarantees	MXN 4,929	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	KEPCO for Power Company	Other performance guarantees	USD 70,000	SMBC Seoul
Korea Electric Power Corporation	Remal Energy Company	Debt Guarantee	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Electric Power Corporation	Naseem Energy Company	Debt Guarantee	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 28,202	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,233	Kookmin Bank and others
		Debt Guarantee	KRW 18,200	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT.Mutiara Jawa	Collateralized money invested	—	Woori Bank
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 72,509	Krung Thai Bank
		Impounding bonus guarantees (*10)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 72,000	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 2,940	Nonghyup Bank
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 706	Hana Bank and others
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 4,400	IBK and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 360	Hana Bank and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,651	Hana Bank and others
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 7,512	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,089	Hana Bank and others
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 386	Hana Bank and others
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,091	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,020	Hana Bank and others
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,741	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,885	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	First Abu Dhabi Bank
Korea Western Power Co., Ltd.	Taean Haetdeulwon Solar Co., Ltd.	Collateralized money invested	KRW 7,992	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 14,565	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,703	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,898	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 286,796	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,835	Kookmin Bank and others
		Collateralized money invested	—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 21,755	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 26,456	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees(*14)	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 98,221	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*13)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 48,675	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 11,017	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,351	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,131	Hana Bank and others
		Collateralized money invested(*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 5,572	Woori Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 851	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Collateralized money invested(*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 6,874	Woori Bank and others
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	FAB
		Collateralized money invested	KRW 18	First Abu Dhabi Bank PJSC
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 9,096	Hana Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 29,258	KDB Capital Corp. and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Jeju Bukchon BES Power Co., Ltd.	Collateralized money invested	KRW 2,480	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 34,475	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 31,119	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 26,520	Hana Bank, MUFG
		Payment guarantees (*11)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Payment guarantees (*6)	USD 2,000	Hana Bank
		Performance guarantees (*15)	USD 1,800	Shinhan Bank
		Collateralized money invested	KRW 25,095	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,851	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 14,878	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 19,781	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 59,242	IBK and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 12,204	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,538	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,209	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 5,776	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 6,724	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 8,643	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 1,933	Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Namjeju Bitdream Energy Co., Ltd.	Collateralized money invested	KRW 5,260	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Cheonwang Green Energy Co., Ltd.	Collateralized money invested	KRW 494	Samsung Fire & Marine Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haetbyeotgil Sunlight Co., Ltd.	Collateralized money invested	KRW 732	Kyobo Life Insurance Co.,Ltd.
		Guarantees for supplemental funding (*1)	—	Heungkuk Asset Management
Korea Southern Power Co., Ltd.	Rutile BESS. LLC	Payment guarantees	USD 13,000	Nonghyup Bank, JP Morgan Chase Bank
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,348	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 153,294	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 3,417	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 5,349	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 756	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 4,920	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 3,092	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 61	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 86,549	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 3,795	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,253	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 230	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,236	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 31	IBK
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,778	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,926	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,672	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,629	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 523	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 683	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 13,406	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,714	Templeton Hana Asset
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 28,114	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 325	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Commerce and Industry Energy Co., Ltd.	Collateralized money invested	KRW 498	IBK and others
Korea Midland Power Co., Ltd.	Ibri III Solar IPP	Performance Guarantee	OMR 2,750	Oman Power and Water Procurement Company SAOC
		Performance Guarantee	USD 17,300	Shinhan Bank
		Performance Guarantee	USD 600	Shinhan Bank
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3,4)	—	IBK
		Guarantees for supplemental funding and others (*1,16)	KRW 76,800	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested (*4)	EUR 7,210	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested (*4)	EUR 5,735	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested (*4)	KRW 276,085	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested (*4)	KRW 227,683	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested (*4)	KRW 1,938	Korea Investment & Securities Co., Ltd.
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested (*4)	KRW 9,159	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested (*4)	—	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested (*4)	KRW 2,304	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested (*4)	KRW 12,215	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested (*4)	KRW 3,310	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested (*4)	KRW 16,913	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested (*4)	USD 95,960	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 1,711	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Godeok Clean Energy Co., Ltd.	Collateralized money invested	KRW 5,479	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,119	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 23,781	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,205	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of December 31, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 15,830	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,569	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,569	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 11,450	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 9,485	Hana Bank and others
		Guarantees for supplemental funding (*1)	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 5,627	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*12)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*12)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)

Samcheok Eco Materials Co., Ltd., a joint venture of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders must purchase the bonds from the acquirer. As of December 31, 2025, derivative liabilities of ~~W~~23,494 million were recognized in relation to this obligation. Meanwhile, the Group has entered into an agreement to compensate for potential losses in connection with the fulfillment of the obligated supply volume under the coal ash supply obligation agreement.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

The agreement includes an obligation to contribute, in proportion to the equity interest, any excess amount over the threshold in the event that the non-recognized portion of the guaranteed company’s capital expenditure exceeds the prescribed limit.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.

(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).

(*7)	The Group provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Group.

(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.

(*10)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*11)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.

(*12)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.

(*13)	The payment guarantee is related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.

(*14)	The payment guarantees for the water source modification cost of PT. Tanjung Power Indonesia, a joint venture of the Group, has not yet been executed.

(*15)	The Group has provided a performance guarantee in connection with the Tafila Wind Power Project in Jordan.

(*16)	In accordance with the agreement, the Group has recognized the estimated amount required for the fulfillment of the obligation as other provisions, amounting to ~~W~~13,498 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(8)	Guarantees received from the related parties as of December 31, 2025 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	16,081
	Performance guarantees		35,926
	Advance payment guarantee		248,042

(9)	Derivatives transactions with the related parties as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2021~2026	~~W~~	118,170	USD 100,000	1.11%	1.13%	~~W~~	1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2025~2028		73,160	USD 50,000	3.02%	SOFR + 0.62%		1,463.20
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,399	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2025~2030		556,560	USD 400,000	2.75%	SOFR + 0.79%		1,391.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

47.	Related Parties, Continued

(10)

During the year ended December 31, 2025, the Group acquired financial instruments amounting to KRW 120,000 million from Korea Development Bank, an other related party, and disposed of financial instruments amounting to KRW 80,000 million.

(11)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	For the year ended December 31, 2025		For the year ended December 31, 2024
Salaries	~~W~~	1,407	1,064
Retirement benefits		62	36

	~~W~~	1,469	1,100

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won
Transactions	For the year ended December 31, 2025		For the year ended December 31, 2024
Transfer from construction-in-progress to other assets	~~W~~	10,256,534	15,059,467
Recognition of asset retirement cost and related provision for decommissioning costs		591,433	1,821,415
Transfer from provision for disposal of used nuclear fuel to accrued expenses		411,377	463,388
Transfer from long-term borrowings to current portion of long-term borrowings		8,742,102	8,417,793
Transfer from debt securities to current portion of debt securities		27,165,448	26,901,367
Transfer from inventory to stored nuclear fuel		1,194,976	1,002,036
Recognition of right-of-use assets and others		100,430	132,495

(2)	Changes in liabilities incurred from financing activities for each of the two years in the period ended December 31, 2025 are as follows:

In millions of won	For the year ended December 31, 2025
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	20,659,381	1,506,642	—	(169,727)	21,996,296
Debt securities		111,874,019	(3,447,638)	—	(653,385)	107,772,996
Lease liabilities		3,699,456	(549,651)	90,362	(89,287)	3,150,880
Dividends Payable		5,063	(216,780)	—	213,036	1,319
Derivative liabilities (assets), net		(2,406,338)	621,571	—	(85,283)	(1,870,050)

	~~W~~	133,831,581	(2,085,856)	90,362	(784,646)	131,051,441

In millions of won	For the year ended December 31, 2024
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	19,839,652	604,841	—	214,888	20,659,381
Debt securities		113,792,178	(4,211,164)	—	2,293,005	111,874,019
Lease liabilities		3,807,880	(612,828)	119,161	385,243	3,699,456
Dividends Payable		4,574	(126,902)	—	127,391	5,063
Derivative liabilities (assets), net		(554,147)	545,483	—	(2,397,674)	(2,406,338)

		~~W~~136,890,137	(3,800,570)	119,161	622,853	133,831,581

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,226	417
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,081	8,394	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	4,749	35,282	13,476
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	221,939	42,137
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	72,779	16,975
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,764	11,468
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		—	—	59,473	36,464
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		—	—	31,925	7,756
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		38,520	38,520	39,060	39,060
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		40,933	15,651	40,933	28,790
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,323	31,810	40,323	40,323
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,130	31,505	40,130	40,130
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	37,600	37,600
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 1,031,728 EA - Annual Unit Price		—	—	43,054	38,404
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		40,590	40,590	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	37,100	37,100
Steel Pipe Towers (500kV HVDC), 6,105 tons – Donghae–Shingapyeong (Section 2)		32,381	11,453	25,214	25,214
Steel Pipe Towers (500kV HVDC), 6,143 tons – Donghae–Shingapyeong (Section 3)		31,184	14,490	25,372	25,372
Purchase of GIS (362kV, 6300A, 63kA) Type 16 and others -East coast #1C/S		41,000	40,700	—	—
Purchase of cable (PVC, 1C, 2500SQ) 55,593M and others (Shin Anseong–Dong Yongin)		38,086	10,334	—	—
Concrete pole (10M, general purpose, 500KGF) 70,000 ea and five other equipment		31,838	18,411	—	—
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 709,616 units – Annual Unit Price (General)		40,475	29,546	—	—
AMIGO, 3P4W, 120(10)A, Electronic, Class 1.0, 220V, 422,751 units – Annual Unit Price (General)		42,252	12,262	—	—
Purchase of cable (PVC, 1C, 2000SQ) 74,647M and others (East Seoul#2-Tancheon)		30,471	30,471	—	—
Purchase of cable (PE,1C,2500SQ) 69,720M and others (Saemangeum-Dongbieung)		30,607	20,679	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2025 and 2024 are as follows, continued:

In millions of won	As of December 31, 2025		As of December 31, 2024
Contracts	Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
Stationary reactive power compensation device (Phase 3, ±500MVAR) – East coast #2C/S	36,400	36,400	—	—
Purchase of GIS (800KV,8000A,50KA) Type 7– Dangjin Thermal Power Plant	63,903	63,903	—	—
765kV Power Transformer 3Bank(15Tank) - Dangjin Thermal Power Plant	61,100	61,100	—	—
Purchase of cable (PVC, 1C, 2000SQ) 61,641M and others (Shin Gangseoboonki)	52,204	52,204	—	—
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) Type2- Shin Okcheon S/S	58,650	58,650	—	—
Construction of Saeul Units (#3,4)	11,718,217	921,006	11,718,217	1,748,342
Construction of Shin-Hanul Units (#3,4)	12,343,245	10,205,627	12,343,245	10,964,638
Other 55 contracts	2,245,116	1,583,953	2,033,913	1,744,217
Purchase of equipment for the construction project of Boryeong indoor coal storage yard	371,978	134,735	357,479	241,751
Purchase of main machine for Boryeong New Complex Unit 1	282,623	29,970	286,299	177,988
Boryeong New Complex Unit 1 Construction Project	221,475	93,617	202,552	161,753
Haman Combined Power Block Conditional Purchase Agreement	586,983	514,447	581,790	543,509
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant	123,989	9,820	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant	—	—	220,864	101
Construction of Gimpo combined heat & power plant	223,697	7,184	223,660	8,795
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant	198,029	18,973	198,029	29,417
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant	65,918	9,336	65,918	12,574
Construction of Gumi natural gas power plant	301,684	24,569	246,110	96,708
Installation of natural gas supply facility at Gumi natural gas power plant	—	—	83,801	45,019
Construction of Gongju natural gas power plant	224,392	120,972	203,849	190,840
Purchase of natural gas main machine and accessories at Gongju natural gas power plant	310,322	257,822	305,829	273,338
Purchase of main equipment and ancillary facilities for the Yeosu Natural Gas Power Plant.	288,250	232,221	—	—
Purchase of gas turbines and accessories for Asan combined heat & power plant	123,000	123,000	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)	327,569	2,110	326,395	5,905
Purchase of main equipment for Shin-Sejong combined thermal power plant	234,392	2,862	234,392	2,670
Hadong Thermal Power Plant Indoor Coal Storage Yard Residual Project Purchase	61,859	49,504	—	—
Purchase of Samcheok hydrogen compound co-firing facility infrastructure	128,820	64,989	128,820	90,876
Construction of Andong Combined Unit 2 Power Plant	185,647	132,297	181,593	175,029
Purchase of main equipment for Andong Combined Unit 2	279,771	125,852	279,773	230,694
Service of designing Hadong Combined Unit 1	32,289	26,988	31,593	26,351

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

49.	Commitments for Expenditure, Continued

(2)	As of December 31, 2025, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2025 ~ 2033	20,737 Ton U3O8
Conversion	2025 ~ 2030	17,392 Ton U
Enrichment	2025 ~ 2035	27,829 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,370 Ton U (contract periods: 2024 ~ 2033).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

50.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of December 31, 2025 and 2024 are as follows:

In millions of won	As of December 31, 2025			As of December 31, 2024
	Number of cases	Amount		Number of cases	Amount
As the defendant	706	~~W~~	799,646	722	~~W~~	884,402
As the plaintiff	244		531,459	264		769,772

As of December 31, 2025, the Group is involved in five litigation matters and two arbitration proceedings.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

As of December 31, 2025, the Group is a defendant in a total of 14 lawsuits regarding ordinary wages and 9 lawsuits regarding other wage-related matters pending in various courts, including the Supreme Court of Korea. The aggregate amount of claims filed against the Group in these wage-related lawsuits is ~~W~~ 198,628 million, and the Group has recognized provisions for litigation amounting to ~~W~~ 196,504 million as of December 31, 2025. While the ultimate outcomes of the lawsuits for which no provisions have been recognized are not currently predictable, the Group’s management believes that the results of such proceedings will not have a material adverse effect on the Group’s results of operations or financial position.

2)	There are 10 arbitration cases pertaining to the Group as of December 31, 2025 and the significant arbitration cases are as follows:

①

During the year ended December 2025, Hyosung Heavy Industries Co., Ltd. filed an arbitration request with the Korean Commercial Arbitration Board (KCAB) against the Group in connection with the 200MW Voltage Source Converter (VSC) HVDC technology development agreement and the related acquisition costs. As of December 31, 2025, the Group is unable to reasonably estimate the amount or timing of any potential resource outflows that may result from the final outcome of this arbitration.

②

The Group is currently engaged in arbitration proceedings at the KCAB against S-Energy Co., Ltd. to confirm the latter’s obligation to pay compensation for the shortfall in guaranteed power output of certain solar power facilities. As of the end of the current period, the Group cannot reasonably estimate the probability or the amount of any potential inflow of economic benefits arising from the outcome of this arbitration.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2025 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2025.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,015 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,253 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)

The Group has provided Nonghyup Bank a debt guarantee up to USD 3,795 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

9)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,599,935 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

10)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

11)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

12)	The Group has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

13)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

14)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

15)	The Group has provided a performance guarantee of USD 4,413 thousand to Mondelez Global, LLC, as a guarantee for the U.S. Rusi solar power project undertaken by Concho County Solar 1, LLC.

16)

The Group has provided an equity commitment guarantee of OMR 17,515 thousand to Natixis in connection with the Oman Ibri 3 Solar Project, which is being developed by its subsidiary, KOMIPO Middle East Energy L.L.C. FZ.

17)

The Group has provided a performance guarantee of OMR 667 thousand to HSBC Seoul, in connection with the bid bond for the Oman Al Kamil Solar Project conducted by a consortium consisting of Abu Dhabi Future Energy Company PJSC (Masdar), KOMIPO, and Al Khadra.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,780,500	388,873
Limit amount available for CP	Hana Bank and others	KRW	8,380,000	8,380,000
General Loan, etc.	Nonghyup Bank and others	KRW	2,600,000	2,600,000
Limit amount available for card	Nonghyup Card and others	KRW	48,458	4,351
Loan limit	Korea Development Bank and others	KRW	3,067,095	1,845,751
	DBS Bank and others	USD	1,760,000	—
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	4,020
Certification of payment on L/C	Shinhan Bank and others	USD	1,292,634	USD 323,645
				EUR 5,150
	Kookmin Bank and others	EUR	8,431	7,461
	Shinhan Bank	JPY	526,241	118,950
Certification of Performance guarantee on contract	Hana Bank and others	KRW	170,168	108,989
	First Abu Dhabi Bank and others	USD	1,874,849	388,118
	SMTB	JPY	6,500,000	440,000
	Hana Bank and others	EUR	377,623	6,342
	Hana Bank	INR	27,117	27,117
	Hana Bank	OMR	6,250	—
	First Abu Dhabi Bank	AED	52,500	52,500
	Saudi National Bank and others	SAR	124,151	123,657
Certification of bidding	Korea Software Financial Cooperative	KRW	43,806	—
	Hana Bank and others	USD	14,200	9,000
	Bank Muscat	OMR	3,750	3,750
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	110,226	110,226
	Saudi National Bank and others	USD	705,517	667,341
	Saudi National Bank	SAR	42,505	42,505
	Shinhan Bank and others	MXN	21,290	21,290
Others (*)	Nonghyup Bank and others	KRW	624,149	210,779
	Nonghyup Bank and others	USD	575,137	162,799
	Shinhan Bank	QAR	155,213	—
	Standard Chartered	AED	50	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	284,500	—
Inclusive credit	Hana Bank and others	KRW	28,000	3,954
	Hana Bank and others	USD	35,000	USD 6,913
				INR 273,832
				AED 1,446
Equity Bridge Loan Guarantee	First Abu Dhabi Bank and others	USD	1,102,993	955,893
Trade finance	DBS Bank and others	USD	600,000	—

(*)	As of December 31, 2025, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2025, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security (*2)	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	251,600	Collateral for borrowings (*1)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,716	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*1)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	244,500	Collateral for borrowings (*1)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	USD	32,667	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	310,682	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	230,800	Collateral for borrowings (*1)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	274,780	Collateral for borrowings (*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	37,232	Collateral for borrowings
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	45,000	Collateral for borrowings (*1)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*1)
Chitose Solar Power Plant LLC	SMTB	Cash and cash equivalents and others	JPY	594,963	Collateral for borrowings
Mangilao Intermediate Holdings LLC	Mizuho Bank and others	Trade receivable and others	USD	83,147	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)

As of December 31, 2025, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, factory foundation mortgages, deposit pledges, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of December 31, 2025. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

50.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~55,707 million as of December 31, 2025, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~761 million and depreciation on the idle assets of ~~W~~3,614 million are recorded in other expenses for the year ended December 31, 2025. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2025.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of December 31, 2025. Accordingly, the book value of the facility, amounting to ~~W~~11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of December 31, 2025, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of December 31, 2025, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(10)

The Group believes that a potential obligation related to mutual cooperation contributions exists in connection with nuclear power plants whose design life is approaching expiration. The amount and terms of such mutual cooperation contributions have not been agreed upon, and accordingly, the likelihood of an outflow of economic benefits resulting from the settlement of such obligation cannot be reasonably estimated, as of December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

51.	Subsequent Events

(1)	Subsequent to December 31, 2025, KEPCO borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.01.22	2029.01.22	3M CD + 0.34	~~W~~	200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.02.04	2029.02.02	3M CD + 0.36		200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.02.12	2029.02.09	3M CD + 0.40		200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)

Subsequent to December 31, 2025, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd., issued bonds denominated in Korean won and USD for the purpose of operation funding and details related thereto are as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1536 Corporate bond	2026.01.06	2028.01.06	2.98	~~W~~	200,000
	#1537 Corporate bond	2026.01.06	2029.01.05	3.15		100,000
	#1538 Corporate bond	2026.01.12	2028.01.12	2.99		200,000
	#1539 Corporate bond	2026.01.12	2029.01.12	3.15		200,000
	#1540 Corporate bond	2026.01.19	2028.01.19	3.11		120,000
	#1541 Corporate bond	2026.01.19	2029.01.19	3.32		250,000
	#1542 Corporate bond	2026.01.27	2028.01.25	3.20		30,000
	#1543 Corporate bond	2026.01.27	2029.01.26	3.41		100,000
	#1544 Corporate bond	2026.01.27	2031.01.27	3.65		80,000
	#1545 Corporate bond	2026.02.03	2028.02.03	3.35		50,000
	#1546 Corporate bond	2026.02.03	2029.02.02	3.54		120,000
	#1547 Corporate bond	2026.02.03	2031.02.03	3.80		130,000
	#1548 Corporate bond	2026.02.10	2028.02.10	3.44		70,000
	#1549 Corporate bond	2026.02.10	2029.02.09	3.65		100,000
	#1550 Corporate bond	2026.02.10	2031.02.10	3.86		170,000
	#1551 Corporate bond	2026.02.24	2028.02.24	3.28		110,000
	#1552 Corporate bond	2026.02.24	2029.02.23	3.51		230,000
	#1553 Corporate bond	2026.02.24	2031.02.24	3.71		100,000
	#1554 Corporate bond	2026.03.05	2028.03.03	3.31		120,000
	#1555 Corporate bond	2026.03.05	2029.03.05	3.52		110,000
	#1556 Corporate bond	2026.03.05	2031.03.05	3.71		70,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

51.	Subsequent Events, Continued

(2)

Subsequent to December 31, 2025, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd., issued bonds denominated in Korean won and USD for the purpose of operation funding and details related thereto are as follows, continued:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea South-East Power Co., Ltd	#69-1 Corporate bond	2026.01.20	2028.01.19	3.15	~~W~~	150,000
	#69-2 Corporate bond	2026.01.20	2029.01.19	3.40		90,000
	#69-3 Corporate bond	2026.01.20	2031.01.20	3.68		70,000
	#70-1 Corporate bond	2026.01.30	2028.01.25	3.26		110,000
	#70-2 Corporate bond	2026.01.30	2029.01.30	3.47		110,000
	#70-3 Corporate bond	2026.01.30	2031.01.30	3.78		80,000
Korea Midland Power Co., Ltd.	#75 Corporate bond	2026.02.12	2028.02.11	3.56		100,000
Korea Western Power Co., Ltd.	#75-1 Corporate bond	2026.01.27	2029.01.26	3.43		100,000
	#75-2 Corporate bond	2026.01.27	2031.01.27	3.73		90,000
	#76-1 Corporate bond	2026.02.12	2029.02.09	3.63		100,000
	#76-2 Corporate bond	2026.02.12	2031.02.12	3.91		110,000
	Electronic short-term bonds	2026.01.06	2026.03.13	2.86		150,000
	Electronic short-term bonds	2026.01.14	2026.03.26	2.89		150,000
	Electronic short-term bonds	2026.01.26	2026.02.25	3.04		80,000
Korea Southern Power Co., Ltd.	#82-1 Corporate bond	2026.01.23	2029.01.23	3.38		70,000
	#82-2 Corporate bond	2026.01.23	2031.01.21	3.69		30,000
	#83-1 Corporate bond	2026.02.13	2029.02.09	3.64		60,000
	#83-2 Corporate bond	2026.02.13	2031.02.13	3.87		80,000
	#83-3 Corporate bond	2026.02.13	2036.02.13	4.11		20,000

(3)

An armed conflict that began in the Middle East in February 2026 has led to increased geopolitical and economic uncertainty. These developments may affect entities with direct or indirect operations in the affected region, or those exposed to the economies of the countries involved. This situation is considered a non-adjusting event after the reporting period. At this time, the Group is unable to reasonably estimate the potential financial impact that the evolving situation in the Middle East may have on its financial position or results of operations.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the consolidated financial statements, Continued

December 31, 2025 and 2024

52.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS for each of the two years in the period ended December 31, 2025 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	2025		2024
Operating profit on the consolidated statements of comprehensive income	~~W~~	13,490,557	8,364,710
Add
Other income
Reversal of other provisions		8,847	35,317
Reversal of other allowance for bad debt		4,101	17,699
Gains on government grants		224	4,789
Gains on assets contributed		4,505	29,968
Gains on liabilities exempted		914	504
Compensation and reparations revenue		99,976	84,682
Revenue from foundation fund		245	58
Rental income		209,400	204,277
Others		97,091	100,060
Other gains
Gains on disposal of property, plant and equipment		285,525	85,990
Gains on disposal of intangible assets		18	41
Reversal of impairment losses on intangible assets		42	—
Gains on foreign currency translation		22,283	77,269
Gains on foreign currency transactions		110,496	74,520
Gains on insurance proceeds		1,840	3,411
Others		434,280	273,745
Deduct
Other expenses
Compensation and indemnification expense		(2,174)	(234)
Accretion expenses of other provisions		(6,441)	(5,841)
Depreciation expenses on investment properties		(1,082)	(682)
Depreciation expenses on idle assets		(3,614)	(3,642)
Other bad debt expense		(4,700)	(42,776)
Donations		(145,798)	(324,694)
Others		(79,578)	(87,819)
Other losses
Losses on disposal of property, plant and equipment		(112,692)	(112,018)
Losses on disposal of intangible assets		(13)	(111)
Losses on impairment of property, plant and equipment		(14,262)	(11,240)
Losses on impairment of intangible assets		(8,439)	(902)
Losses on foreign currency translation		(37,045)	(29,225)
Losses on foreign currency transactions		(128,384)	(148,381)
Others		(214,676)	(128,215)

Adjusted operating profit	~~W~~	14,011,446	8,461,260

Independent Auditors’ Report of

Internal Control over Financial Reporting

(English translation of a report originally issued in Korean)

To the Board of Directors and Shareholders of

Korea Electric Power Corporation

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Korea Electric Power Corporation and its subsidiaries (the “Group”)’ internal control over financial reporting (“ICFR”) for consolidation purposes as of December 31, 2025 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2025, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2025, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising material accounting policy information and our report dated March 10, 2026 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying Management’s annual report on internal control over financial reporting.

Those charged with governance are responsible for overseeing the Group’s internal control over financial reporting for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect material misstatements in the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Jung Soo Lee.

Seoul, Korea

March 10, 2026

This report is effective as of March 10, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Management’s annual report on

the effectiveness of internal control over financial reporting

(English translation of a report originally issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of Korea Electric Power Corporation

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), assessed the status of the design and operation of the Group’s ICFR for consolidation purposes for the year ended December 31, 2025.

The Group’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been effectively designed and operated to prevent and detect error or fraud which may cause material misstatement of the consolidated financial statements to ensure preparation and disclosure of reliable financial information.

We used the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as the criteria for the design and operation of the Group’s ICFR. We also conducted an evaluation of ICFR based on the Management Guideline for Evaluation and Reporting of ICFR established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Group’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2025, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 19, 2026

(Appendix)

•	Results of the Implementation of Remediation Plans for Material Weaknesses Reported in the Prior Fiscal Year: Not applicable

•	Internal Control Activities Performed by the Company to Address Fraud Risks Related to Cash and Embezzlement

/s/ Dong-Cheol Kim

President/CEO

/s/ Heung-Bok Oh

Internal Control over Financial Reporting Officer

(Appendix) Internal Control Activities Performed by the Company to Address Fraud Risks Related to Cash and Embezzlement

Control Category	Control Activities Performed by the Company	In-Scope Company	Results of Design and Operating Effectiveness Assessment (Performing Department and Timing, etc.)
Entity Level Controls	<Operation of Fraud Prevention Program> The Company has established and operates an ethical reporting system to prevent fraudulent activities, including embezzlement.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.

<Communication of the Code of Ethics>
	In order to communicate management’s commitment to ethical management, the Company publicly disseminates its Code of Ethics and related policies across the organization.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Internal Audit Considering Fraud Risks>

The Company performs oversight activities related to employee misconduct and the supervision of the internal control over financial reporting through its internal audit department.

		KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

Treasury Controls	<Bank Account Registration and Termination> The registration and termination of bank accounts are performed subject to appropriate approval procedures.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

	<Monitoring of Bank Account Status> The head of the treasury department periodically reviews and approves the list of bank accounts and related balances.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

	<Management of Dormant Accounts> The head of the treasury department periodically reviews and manages dormant bank accounts.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Completeness Review of Bank Accounts>
	The head of the treasury department reviews and approves the results of comparisons between company-owned bank accounts identified through financial institutions and those registered in the Company’s systems to verify completeness and consistency.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Verification of Cash-on-Hand and Bank Balances>
	The head of the treasury department reviews daily cash reports and verifies that bank account balances reconcile with the Company’s recorded cash balances, and approves the results of such review.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Approval of Foreign Currency Disbursements and Remittances>
	The personnel responsible for foreign currency transactions disburse foreign currency payments only after reconciling accounting vouchers, relevant supporting documents, and foreign remittance requests, and obtaining approval from the authorized approver.	KEPCO, KHNP and 8 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Segregation of Initiator and Approver in Firm Banking>
	Fund disbursements, including those executed through firm banking systems, are approved by appropriate authorized approvers, and the roles of transaction initiator and approver are segregated.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Control over the Use of Corporate Seals>
	Physical access to corporate seals is restricted, and the use of such seals is permitted only after obtaining approval from an appropriate authorized approver.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

<Borrowings and Repayments of Debt>
	The head of the financing department reviews and approves the appropriateness of key terms set forth in proposals for borrowings and bond issuances, and submits such matters to the Board of Directors when board approval is required.	KEPCO, KHNP and 7 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

	<Restriction on Fund Disbursements> The Company’s systems are configured to prevent transfers to bank accounts that are not registered in the vendor bank account master.	KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)

Other Process Level Controls

<Review and Approval of Vendor Bank Accounts>

Business personnel obtain approval from an appropriate approver by submitting the required supporting documents when creating or modifying a vendor disbursement bank account. The treasury department reviews whether key information is consistent with the supporting documentation and approves the request.

		KEPCO, KHNP and 9 other companies	Based on the results of testing, no material weaknesses were identified (Compliance Management Office, etc.; October 2025, December 2025, January 2026, etc.)